ENDEAVOUR SILVER CORP.

NI 43-101 TECHNICAL REPORT
RESOURCE AND RESERVE
ESTIMATES
FOR THE
EL CUBO MINES PROJECT
GUANAJUATO STATE
MEXICO

Report Date: March 27, 2014
Effective Date: December 31, 2013

Location: Guanajuato, Guanajuato, Mexico

-Prepared by-
Michael J. Munroe, RM-SME #4151306RM
Geology Manager

Endeavour Silver Corp.
301 – 700 West Pender Street
Vancouver, B.C., Canada, V6C 1G8

UNIDAD EL CUBO
GUANAJUATO, MÉXICO
NI 43-101 TECHNICAL REPORT

C O N T E N T S

1.0	SUMMARY			1-1
	1.1	Location and Property Description		1-2
	1.2	Ownership		1-2
	1.3	History		1-3
	1.4	Geology and Mineralization		1-4
		1.4.1	Geology	1-4
		1.4.2	Mineralization	1-6
	1.5	Exploration		1-7
		1.5.1	Mine Exploration Drilling	1-7
		1.5.2	Surface Drilling	1-7
		1.5.3	Other Activities	1-8
		1.5.4	2014 Exploration Program	1-8
	1.6	2013 Mineral Resource Estimate		1-9
		1.6.1	Mineral Resource Statement	1-9
		1.6.2	Assumptions and Parameters	1-9
		1.6.3	Methodology	1-9
	1.7	2013 Mineral Reserve Estimate		1-10
		1.7.1	Mineral Reserve Statement	1-10
		1.7.2	Mineral Reserve Parameters	1-10
		1.7.3	Definitions and Classifications	1-11
	1.8	Development and Operations		1-11
	1.9	Conclusions and Recommendations		1-13
		1.9.1	Conclusions	1-13
		1.9.2	Recommendations	1-13
2.0	INTRODUCTION			2-1
	2.1	Terms of Reference		2-1
	2.2	Qualified Person		2-2
	2.3	Effective Dates		2-2
	2.4	Units and Currencies		2-2
	2.5	Information Sources and References		2-4
	2.6	Previous Technical Reports		2-5
3.0	RELIANCE ON OTHER EXPERTS			3-1
4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Location		4-1
	4.2	Mineral Tenure and Property Agreements		4-2
		4.2.1	Contingent Payments Subsequent to Closing	4-5
		4.2.2	Encumbrances	4-7
		4.2.3	Minimum Investment & Mining Duty (Tax)	4-7

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	4.3	Permits and Environmental Liabilities		4-8
	4.4	Surface Rights		4-9
	4.5	Environment		4-10
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Local Resources and Infrastructure		5-1
		5.3.1	Electrical Power Supply	5-1
		5.3.2	Water Supply	5-2
	5.4	Physiography		5-2
	5.5	Sufficiency of Surface Rights		5-2
6.0	HISTORY			6-1
	6.1	General History		6-1
	6.2	Ownership		6-2
	6.3	Historical and Recent Exploration		6-2
	6.4	Historical Mining and Exploration		6-3
		6.4.1	Mining	6-3
		6.4.2	Production	6-3
	6.5	Historic Mineral Resource & Mineral Reserve Estimates		6-4
7.0	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	Regional Geology		7-1
		7.1.1	Esperanza Formation (Middle to Upper Triassic)	7-4
		7.1.2	La Luz Formation	7-5
		7.1.3	Guanajuato Formation (Eocene to Oligocene)	7-5
		7.1.4	Loseros Formation (Cenozoic)	7-5
		7.1.5	Bufa Formation (Cenozoic)	7-5
		7.1.6	Calderones Formation (Cenozoic)	7-6
		7.1.7	Cedros Formation (Cenozoic)	7-6
		7.1.8	Chichíndaro Formation (Cenozoic)	7-7
		7.1.9	Comanja Granite (Cenozoic)	7-7
		7.1.10	El Capulin Formation	7-7
	7.2	Structure		7-7
		7.2.1	Local Structure	7-9
	7.3	Local Geology		7-10
		7.3.1	Alteration	7-14
	7.4	Mineralization		7-15
8.0	DEPOSIT TYPES			8-1
9.0	EXPLORATION			9-1
	9.1	2013 Mine Exploration		9-1

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	9.2	2013 Surface Exploration and Drilling		9-1
	9.3	2013 Surface Exploration Activities		9-2
		9.3.1	Drilling	9-2
		9.3.2	Other Surface Exploration Activities	9-3
10.0	DRILLING			10-1
	10.1	Underground Drilling Procedures.		10-1
		10.1.1	Core Logging Procedures	10-2
		10.1.2	2013 Underground Drilling Program and Results	10-2
	10.2	Surface Drilling Procedures		10- 19
		10.2.1	Drilling Procedures	10- 19
		10.2.2	2013 Surface Drilling Program and Results	10- 22
	10.3	Comments on Section 10		10- 37
11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1
	11.1	Sampling Method and Approach		11-1
		11.1.1	Production Sampling	11-3
		11.1.2	Exploration Sampling	11-6
	11.2	Sample Preparation and Analysis		11- 10
		11.2.1	Surface Drilling	11- 11
		11.2.2	Underground Drilling	11- 12
	11.3	Sample Quality Control and Quality Assurance		11- 13
		11.3.1	Production Sampling	11- 13
		11.3.2	Surface Exploration Samples	11- 20
		11.3.3	Underground Exploration Samples	11- 30
	11.4	Bolañitos Laboratory QA/QC and Charts		11- 49
	11.5	Comments on Section 11		11- 58
		11.5.1	Adequacy of Mine Sampling Procedures	11- 58
		11.5.2	Adequacy of Surface Exploration Sampling Procedures	11- 59
		11.5.3	Adequacy of Underground Exploration Sampling Procedures	11- 59
		11.5.4	ALS Chemex	11- 60
		11.5.5	Bolañitos Lab	11- 60
		11.5.6	QAQC Conclusions and Recommendations.	11- 60
12.0	DATA VERIFICATION			12-1
	12.1	Knowledge Base		12-1
	12.2	Underground Exploration Drilling		12-1
	12.3	Surface Exploration Drilling		12-2
	12.4	Core Storage		12-3
		12.4.1	Underground Mine Exploration	12-3
		12.4.2	Surface Exploration	12-5
	12.5	Laboratory Inspection		12-7
	12.6	QA/QC Control Charts		12- 11
	12.7	Database Verification for the Mineral Resource Estimate		12- 11

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NI 43-101 TECHNICAL REPORT

	12.8	Comments on Section 12		12- 12
13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	Processing plants		13-1
	13.2	Metallurgical Test Work		13-1
		13.2.1	Mineralogical analysis	13-1
		13.2.2	Gravity concentration	13-3
		13.2.3	Concentrate sale vs. cyanide leaching	13-3
		13.2.4	Flotation collectors	13-3
		13.2.5	Native silver-gold flotation	13-3
		13.2.6	Metallurgical accounting	13-4
	13.3	Comments on Section 13		13-4
14.0	MINERAL RESOURCE ESTIMATES			14-1
	14.1	Terms of Reference		14-1
		14.1.1	CIM MINERAL RESOURCE DEFINITIONS AND CLASSIFICATIONS	14-1
	14.2	Previous Estimates		14-4
	14.3	Database		14-4
	14.4	Sample Capping		14-5
	14.5	Bulk Density Determinations		14-5
	14.6	Assumptions and Key Parameters		14-5
	14.7	Methodology		14-6
	14.8	Classification		14-8
	14.9	Assessment of Reasonable Prospects for Economic Extraction		14-9
	14.10	Mineral Resource Statement		14-9
	14.11	Risk Factors		14- 10
	14.12	Comments on Section 14		14- 11
15.0	MINERAL RESERVE ESTIMATES			15-1
	15.1	Terms of Reference		15-1
		15.1.1	CIM Mineral Reserve Definitions and Classifications	15-1
		15.1.2	Conversion Factors from Mineral Resources to Mineral Reserves	15-3
	15.2	Dilution and Recovery		15-3
	15.3	Cut-off Grade		15-4
	15.4	Reconciliation of Mineral Reserves to Production		15-5
	15.5	Production Depletion		15-7
	15.6	Reserve Classification		15-7
	15.7	Mineral Reserve Statement		15-8
	15.8	Risk Factors		15-9
	15.9	Comments on Section 15		15-10
16.0	MINING METHODS			16-1
	16.1	Mining Operations		16-1

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	16.2	Production History		16-2
	16.3	Mining Methods		16-6
	16.4	Mine Equipment		16-8
	16.5	Geotechnical Factors		16- 10
	16.6	Manpower		16- 11
	16.7	Training and Safety		16- 12
17.0	RECOVERY METHODS			17-1
	17.1	Processing plants		17-1
		17.1.1	El Tajo flotation plant	17-1
		17.1.2	El Tajo cyanide leach plant	17-8
		17.1.3	Las Torres flotation plant	17- 11
	17.2	Recovery		17- 12
	17.3	Tailings		17- 13
18.0	PROJECT INFRASTRUCTURE			18-1
	18.1	Offices and Buildings		18-1
		18.1.1	Treatment Plants and Lab	18-2
	18.2	Ventilation		18-2
		18.2.1	Area 1 (San Nicolas Mine)	18-4
		18.2.2	Area 2 (Dolores Mine)	18-5
		18.2.3	Area 3 (Villalpando Mine)	18-6
		18.2.4	Area 4 (Peregrina Mine)	18-6
		18.2.5	Inventory of Ventilation Installations	18-7
	18.3	Water		18-8
	18.4	Compressed Air		18-8
	18.5	Electricity		18-8
	18.6	Tailings Impoundments		18-9
	18.7	Ore Stockpiles and Waste Dumps		18- 10
19.0	MARKET STUDIES AND CONTRACTS			19-1
	19.1	Contracts		19-1
20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Environmental and Sustainability		20-1
	20.2	Closure Plan		20-1
	20.3	Permitting		20-2
	20.4	Considerations of Social and Community Impacts		20-3
21.0	CAPITAL AND OPERATING COSTS			21-1
	21.1	Capital Costs		21-1
	21.2	Operating Costs		21-1
22.0	ECONOMIC ANALYSIS			22-1
	22.2	Taxes		22-1

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GUANAJUATO, MÉXICO
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	22.2	Operating Plan		22-1
	22.3	LOM Cash Flow Analysis		22-3
	22.4	Sensitivity Analysis		22-4
23.0	ADJACENT PROPERTIES			23-1
	23.1	Introduction		23-1
	23.2	Other Silver/Gold Production Activity in the Guanajuato Mining District		23-1
	23.3	Comments on Section 23		23-4
24.0	OTHER RELEVANT DATA AND INFORMATION			24-1
25.0	INTERPRETATION AND CONCLUSIONS			25-1
	25.1	Interpretation		25-1
		25.1.1	December 31, 2013 Mineral Resource Estimate	25-1
		25.1.2	December 31, 2013 Mineral Reserve Estimate	25-2
	25.2	Conclusions		25-3
		25.2.1	Future Potential	25-3
26.0	RECOMMENDATIONS			26-1
	26.1	Budget for Further Work		26-1
		26.1.1	Exploration Program	26-1
		26.1.2	Surface Exploration Program	26-2
		26.1.3	Underground Exploration Program	26-2
		26.1.4	Comments on Further Work	26-2
	26.2	Geology, Block Modeling, and Mineral Resources		26-3
27.0	REFERENCES			27-1
28.0	CERTIFICATES			28-1

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GUANAJUATO, MÉXICO
NI 43-101 TECHNICAL REPORT

T A B L E S

Table 1-1 2014 El Cubo Exploration Priority Targets	1-8
Table 1-2 Mineral Resource Estimate, Effective Date December 31, 2013 Michael Munroe, SME Registered Member	1-9
Table 1-3 Mineral Reserve Estimate, Effective Date December 31, 2013,	1-10
Table 2-1 List of the Abbreviations	2-3
Table 4-1 El Cubo Project Mineral Concessions Owned by CIA Minera Del Cubo S.A. de C.V	4-3
Table 4-2 El Cubo Project Environmental Permits	4-8
Table 6-1 Historical Drilling at El Cubo	6-3
Table 6-2 2012 Summary of Surface Drilling by Endeavour	6-3
Table 6-3 El Cubo Mine Production	6-4
Table 6-4 Historic El Cubo Mineral Resources, January 1, 2009 (Clark, 2009).	6-4
Table 6-5 Historic El Cubo Mineral Reserves, January 1, 2009 (Clark, 2009).	6-5
Table 6-6 AuRico El Cubo Mineral Resources reported as of December 31, 2011	6-5
Table 6-7 AuRico El Cubo Mineral Reserves reported as of December 31, 2011	6-6
Table 9-1 Summary of the 2013 Expenditures for the El Cubo Surface Exploration Program	9-1
Table 9-2 Exploration Drilling Activities in 2013	9-2
Table 9-3 Significant Assays for Rock sampling in the La Loca area	9-5
Table 9-4 Assay results for dump samples collected in the Asunción area	9-7
Table 9-5 Significant Assays for Rock sampling in the Cebolletas area	9-9
Table 9-6 Significant Assays for Rock sampling in Trenches in the Cebolletas-Villalpando South area	9-10
Table 9-7 Significant assay results for rock sampling in the Cabrestantes area	9-19
Table 9-8 Significant Assays for Rock sampling in the Nayal area	9-24
Table 9-9 Composites of trenches in the Nayal area	9-24
Table 9-10 Composites of trenches in the Georgina area	9-25
Table 9-11 Composites of trenches in the El Bosque area	9-26
Table 9-12 Significant Assays for Rock sampling in the San Cayetano and Siglo XX System area	9-30
Table 10-1 Summary of underground Villalpando Vein drilling by Landdrill in 2013	10-3
Table 10-2 Summary of underground Villalpando Vein drilling by in-house CP-65 Drill in 2013.	10-4
Table 10-3 Summary of underground Tuberos Vein drilling by Landdrill in 2013.	10-7
Table 10-4 Summary of underground Tuberos Vein drilling by in-house CP-65 Drill in 2013.	10-7
Table 10-5 Summary of surface Dolores Vein drilling by Landdrill in 2013	10- 10
Table 10-6 Summary of underground Dolores Vein drilling by in- house Diamec-250 drill in 2013	10- 10
Table 10-7 Summary of underground Vein 995 drilling by Landdrill in 2013	10- 12
Table 10-8 Summary of underground Veins 178-143 drilling by Landdrill in 2013	10- 13
Table 10-9 Summary of Underground Veta 143 Drilling by In-House CP-65 in 2013	10- 14
Table 10-10 Summary of underground El Niño Vein drilling by in-house CP-65 in 2013	10- 15
Table 10-11 Summary of underground San Nicolas Vein drilling by Landdrill in 2013	10- 17
Table 10-12 Summary of underground San Nicolas 2 Vein drilling by in- house CP-65 in 2013	10- 17
Table 10-13 Summary of underground La Paz Vein drilling by Landdrill in 2013	10- 18
Table 10-14 Summary for the Dolores North 2013 surface diamond drilling program (as of January, 2013)	10- 22
Table 10-15 Summary of the 2013 Dolores North diamond drilling results	10- 24
Table 10-16 Summary for the La Loca 2013 surface diamond drilling program (as of April, 2013)	10- 26

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NI 43-101 TECHNICAL REPORT

Table 10-17 Summary for the La Paz 2013 Surface Diamond Drilling Program (as of April, 2013)	10- 26
Table 10-18 Summary of the 2013 La Loca diamond drilling results	10- 28
Table 10-19 Summary of the 2013 La Paz Diamond Drilling Results	10- 28
Table 10-20 Summary for the Asunción 2013 Surface Diamond Drilling Program (as of December, 2013)	10- 31
Table 10-21 Summary of the 2013 Asunción-Villalpando diamond drilling results	10- 33
Table 11-1 Summary of Analysis Procedures	11- 12
Table 11-2 Summary of sample type and number used during the 2013 surface exploration program	11- 20
Table 11-3 Reference Standards Used for Endeavour Silver’s Drilling Programs	11- 25
Table 11-4 Basis for Interpreting Standard Sample Assays	11- 25
Table 11-5 2013 Summary of samples submitted to ALS-Chemex by Mine Exploration	11- 30
Table 11-6 2013 Summary of samples submitted to the Bolañitos Laboratory by Mine Exploration	11- 30
Table 11-7 Reference Standards used By Mine Exploration Drilling Programs	11- 42
Table 11-8 Reference Standards Used at Endeavour Silver’s Bolañitos Lab	11- 49
Table 13-1 Mineralogical analysis of El Cubo ore samples	13-2
Table 13-2 Distribution of silver minerals in ore samples and size of grains of silver minerals	13-2
Table 14-1 Mineral Resource Estimate, Effective Date December 31, 2013, Michael Munroe, SME Registered Member	14- 10
Table 14-2 Inferred Mineral Resource Estimate, Effective Date December 31, 2013, Michael Munroe, SME Registered Member	14- 10
Table 15-1 Mining Cost per Tonne Milled El Cubo Property, 2014 Budget	15-4
Table 15-2 Mineral Reserve Breakeven Cut-off Inputs for El Cubo Mine	15-4
Table 15-3 Reconciliation of LOM to geology estimates and plant head grade	15-5
Table 15-4 Proven and Probable Mineral Reserves, Effective Date December 31, 2013, Michael Munroe, SME Registered Member	15-8
Table 16-1 El Cubo and Las Torres Consolidated Production, 2009- 2013	16-3
Table 16-2 2013 Production by Month, Area, and Type	16-3
Table 16-3 2013 El Cubo and Las Torres Consolidated Production by Quarter	16-4
Table 16-4 2013 Production Summary (metres of advance)	16-5
Table 16-5 2013 Ore Production Development Detail (metres of advance)	16-5
Table 16-6 2013 Waste Production Development Detail (metres of advance)	16-5
Table 16-7 Mining Equipment Inventory, El Cubo Mine	16-8
Table 16-8 El Cubo Employees and Contractors	16-11
Table 17-1 Average reagent consumption in 2013 at El Tajo and Las Torres flotation plants	17-2
Table 17-2 Principal equipment of El Tajo flotation plant	17-2
Table 17-3 Reagent consumption of El Tajo leach plant in 2013	17-9
Table 17-4 Principal equipment of El Tajo leaching plant	17-11
Table 17-5 Principal equipment of Las Torres flotation plant	17-11
Table 17-6 Process Recovery for 2008 – 2013	17-12
Table 18-1 Underground Offices	18-1
Table 18-2 Master List of Ventilation Installations Showing Utilization and Capacities	18-7
Table 18-3 Summary of Electric Installations	18-9
Table 19- 1 Average Annual High and Low London PM Fix for Gold and Silver from 2000 to 2013 (prices expressed in US$/oz)	19-1
Table 19-2 Contracts held by Compañia Minera del Cubo, S.A. de C.V	19-2

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Table 20-1 El Cubo Mine Closure Budget	20-1
Table 20-2 Existing Permits and Issuing Agency	20-3
Table 20-3 Population Statistics for Communities Surrounding El Cubo	20-3
Table 21-1 2014 Capital Cost Estimates for the Del Cubo Mines Project	21-1
Table 21-2 Summary of El Cubo Unit Operating Costs per Tonne. 2012 vs. 2013 Actual	21-2
Table 21-3 Summary of El Cubo Unit Operating Costs per Tonne. 2013 Actual vs. 2014 Budget	21-2
Table 22-1 Summary of Life- of-Mine Development Requirements, 2014 – 2016	22-2
Table 22-2 Summary of Life- of-Mine Processing Plan, 2014 – 2016	22-2
Table 22-3 El Cubo Mine Cash Flow Model, 2014 – 2015 (USD)	22-3
Table 22-4 Sensitivity of Cash Flow Projections to Prices, Grade, and Costs (millions of USD)	22-4
Table 25-1 Mineral Resource Estimate, Effective Date December 31, 2013 Michael Munroe, SME Registered Member	25-2
Table 25-2 Mineral Reserve Estimate, Effective Date December 31, 2013 Michael Munroe, SME Registered Member	25-2
Table 26-1 El Cubo 2014 Priority Exploration Targets	26-2

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F I G U R E S

Figure 4-1: El Cubo Project general location	4-1
Figure 4-2 El Cubo Project mineral concessions.	4-3
Figure 4-3 El Cubo Surface Lands.	4-10
Figure 7- 1 El Cubo mine regional geology showing El Cubo concession boundaries (modified from Clark, 2009)	7-2
Figure 7-2 Stratigraphic column, eastern Guanajuato Mining District	7-4
Figure 7-3 Some of the principal veins of the northern half of the El Cubo Mine	7-10
Figure 7-4 Capulin Fault- Calderones Formation (left) juxtaposed the La Bufa Formation (right).	7-12
Figure 7- 5 View looking north toward the El Tajo mill and Dolores adit showing trace of Dolores vein contact between La Bufa Rhyolite and Calderones Formation and exploration drilling platforms.	7-13
Figure 7-6 Dolores 2 vein, Area 2, showing width and dip of structure	7-14
Figure 7-7 San Francisco Vein, Stope 3-430, showing principal banded quartz-amethyst vein	7-15
Figure 9-1 Surface Map showing Local Targets	9-3
Figure 9-2 Surface Map showing Regional Targets	9-4
Figure 9-3 Surface Geological Map of the La Loca area	9-6
Figure 9-4 Surface Geological Map of the Asunción area	9-8
Figures 9-5 & 9-6 Photographs showing adit (left) and cross-cut over the Villalpando vein (right).	9-8
Figure 9-7 Surface Geology Map of the Cebolletas-Villalpando South area.	9-12
Figure 9-8 Surface Geology Map of the Cebolletas-Villalpando South area, zoom in the Dalia vein zone	9-13
Figure 9-9 Surface Geology Map of the Cebolletas-Villalpando South area, zoom in the Southeast End zone.	9-14
Figure 9-10 View looking NW, showing the Villalpando vein.	9-14
Figure 9-11 Photograph looking at NW, showing the shaft over the Villalpando vein.	9-15
Figures 9-12 & 9-13 Photographs showing working in the Villalpando vein (looking at SE and NW).	9-15
Figures 9-14 & 9-15 Views looking SE and NW, showing the Villalpando vein.	9-16
Figure 9-16 View looking SE showing the Villalpando vein and inclined shaft.	9-16
Figure 9-17 View looking SE showing the Dalia vein and inclined shaft	9-17
Figure 9- 18 Photograph showing the vein at the hanging wall (Southeast End of the Villalpando South area)	9-17
Figure 9-19 Photograph showing Villalpando vein and trench	9-18
Figure 9-20 Surface Map of the Cabrestantes area.	9-20
Figure 9-21 Photograph showing the Cabrestantes vein.	9-21
Figure 9-22 Photograph showing sampled Breccia in the Cabrestantes vein.	9-21
Figure 9-23 & 9-24 Photographs showing bladed and botryoidal texture in quartz.	9-22
Figure 9-25 Photograph showing replacements textures	9-22
Figure 9-26 Surface Geology Map of the El Nayal area.	9-27
Figure 9-27 Photograph showing alteration zone (silicification), hosted in Rhyolite.	9-28
Figures 9-28 & 9- 29 Photographs showing trench at the footwall of Nayal (left); and photograph showing the Georgina vein in trench TRG-03 (right).	9-28
Figure 9-30 Photograph showing the Georgina vein in trench TRG-11.	9-29

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Figures 9-31 & 9-32 Photographs showing El Bosque vein with brecciated texture, disseminated Pyrite and traces of dark minerals (left); and flooded shaft (right).	9-29
Figure 9-33 Photograph showing Fault of the El Bosque System	9-29
Figures 9-34 & 9-35 Photographs showing trenching at El Bosque and vein projection zones.	9-30
Figure 9-36 Surface Map of the San Cayetano and Siglo XX System area.	9-32
Figure 9-37 Surface Map and photographs of the Siglo XX area.	9-33
Figure 10-1 Longitudinal Section Showing 2013 drill hole intersections for the Villalpando Vein between panels VPO_P-1100 and VPO_P-1600 (Looking NE)	10-5
Figure 10-2 Longitudinal Section Showing 2013 drill hole intersections for the Villalpando Vein Between panels VPO_P+150 and VPO_P+600.	10-6
Figure 10-3 Longitudinal Section showing 2013 drill hole intersections for the Tuberos Vein	10-9
Figure 10-4 Longitudinal Section Showing 2013 drill hole intersections for the Dolores Vein.	10-12
Figure 10-5 Longitudinal Section showing 2013 drill hole intersections for the Veta 995 Vein.	10-13
Figure 10-6 Longitudinal Section showing 2013 drill hole intersections for the 143-178 Vein	10-15
Figure 10-7 Longitudinal section showing 2013 drill hole intersections for the El Niño Vein.	10-16
Figure 10-8 Longitudinal section showing 2013 drill hole intersections for the La Paz Vein.	10-18
Figure 10-9 Century’s configuration for drill hole data collection for the El Cubo Mines Project	10-21
Figure 10-10 Surface Map showing completed drill holes in the Dolores North Area	10-23
Figure 10-11 Longitudinal Section (looking NE) showing intersection points on Dolores Vein	10-24
Figure 10-12 Longitudinal Section (looking NE) showing intersection points on Dolores Vein	10-25
Figure 10-13 & 10-14 Cross-Sections through Hole CDN-02 & CDN-04 drilled to test the Dolores Vein in the Dolores North area	10-25
Figure 10-15 Surface Map showing completed drill holes in the La Loca-La Paz Area	10-27
Figure 10-16 Longitudinal Section (looking NE) showing intersection points on La Loca Vein	10-29
Figure 10-17 Longitudinal Section (looking NE) showing intersection points on La Paz Vein	10-29
Figures 10-18 & 10-19 Cross-Sections through Holes CLL-01, CLL-02 & CLLI-01 and CLL- 03 drilled to test the La Loca Vein in the La Loca area	10-30
Figures 10-20 & 10-21 Cross-Sections through Holes CPZ-01 & CPZ-03 and CPZ-02 drilled to test the La Paz Vein in the La Paz area	10-31
Figure 10-22 Surface map showing completed drill holes in the Asunción Area	10-32
Figure 10-23 Longitudinal Section (looking NE) showing intersection points on Villalpando Vein.	10- 35
Figure 10-24 Longitudinal Section (looking NE) showing intersection points on Asuncion Vein	10-36
Figure 10-25 Cross-Sections through Holes CAS-03, CAS- 04, CAS-05, CAS-07 & CAS- 10 Drilled to Test the Asunción and Villalpando Vein in the Asunción area	10-36
Figures 10-26 & 10-27 Cross-Sections through Holes CAS-18, CAS-22, CAS-24, CAS- 26, CAS- 28, CAS-30 & CAS-32 and CAS-23, CAS-25, CAS-27, CAS-29 & CAS-31 Drilled to Test the Villalpando Vein in the Asunción area	10-37
Figure 11-1 Chip sampling across Dolores Vein, Rebaje 220	11-2
Figure 11-2 Sampling production from haulage trucks. Discontinued when operations moved from La Torres to El Tajo in April 2013	11-4
Figure 11-3 Sampling from ore trolley	11-5
Figure 11-4 Belt sampling in Nivel 9. This procedure replaced ore car sampling in mid -2013.	11-5
Figure 11-5 Sampling mill feed	11-6
Figure 11-6 Splitting mill head sample using a riffle (Jones) splitter	11-6
Figure 11-7 Original El Cubo Exploration core storage facility. Now allocated to Regional Exploration.	11-8

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Figure 11-8 One of several core saws located at the Regional Exploration core facility	11-8
Figure 11- 9 New El Cubo Mine Exploration core storage facility constructed in the first quarter 2013.	11-9
Figure 11-10	11-10
Figure 11-11 one of two PE Pinaacle 900F atomic absorption spectrometer.	11-11
Figure 11-12 Geology storage area at the Dolores Mine Patio	11-14
Figure 11-13 Silver grade mine blanks	11-15
Figure 11-14 Gold grade mine blanks	11-16
Figure 11-15 Max-Min plot for pulps duplicates Area I silver	11-17
Figure 11-16 Max-Min plot for pulps duplicates Area I gold	11-17
Figure 11-17 Max-Min plot for reject duplicates Area I silver	11-18
Figure 11-18 Max-Min plot for reject duplicates Area I gold	11-18
Figure 11-19 Max-Min plot for mine duplicate samples Area I silver	11-19
Figure 11-20 Max-Min plot for mine duplicate samples Area I gold	11-19
Figure 11-21 Flow Sheet for Core Sampling, Sample Preparation and Analysis	11-21
Figure 11-22 Control Chart for Gold Assay from the Blank Samples Inserted into the Sample Stream	11-22
Figure 11-23 Control Chart for Silver Assay from the Blank Samples Inserted into the Sample Stream	11-22
Figure 11-24 Scatter Plot for Duplicate Samples for Gold	11-23
Figure 11-25 Scatter Plot for Duplicate Samples for Silver	11-24
Figure 11-26 Control Chart for Gold Assays from the Standard Reference sample EDR-30	11-26
Figure 11-27 Control Chart for Silver Assays from the Standard Reference sample EDR-30	11-26
Figure 11-28 Control Chart for Gold Assays from the Standard Reference sample EDR-33	11-27
Figure 11-29 Control Chart for Silver Assays from the Standard Reference sample EDR-33	11-27
Figure 11-30 Control Chart for Gold Assays from the Standard Reference sample EDR-38	11-28
Figure 11-31 Control Chart for Silver Assays from the Standard Reference sample EDR-38	11-28
Figure 11-32 Scatter Plot of Check Assays for Gold	11-29
Figure 11-33 Scatter Plot of Check Assays for Silver	11-29
Figure 11-34 Control Chart for Silver Assays from Rock Blank Samples – ALS-Chemex	11-32
Figure 11-35 Control Chart for Silver Assays from Rock Blank Samples – Bolañitos Laboratory	11-32
Figure 11-36 Original versus Duplicate Core Samples for Silver	11-34
Figure 11-37 Original versus Duplicate Core Samples for Gold	11-34
Figure 11-38 Scatter diagram of Silver Pulp Check Samples, ALS vs. ALS	11-35
Figure 11-39 Scatter diagram of Gold Pulp Check Samples, ALS vs. ALS	11-36
Figure 11-40 Scatter diagram of Silver Coarse reject Check Samples, ALS vs. ALS	11-36
Figure 11-41 Scatter diagram of Gold Coarse reject Check Samples, ALS vs. ALS	11-37
Figure 11-42 Relative Percent Deviation vs. Rank Plot for Corrected Gold Values	11-38
Figure 11-43 Scatter diagram of Silver Pulp Duplicate Samples, Bolañitos Laboratory	11-39
Figure 11-44 Scatter diagram of Gold Pulp Duplicate Samples, Bolañitos Laboratory	11-39
Figure 11-45 Scatter diagram of Silver Coarse Reject Duplicate Samples, Bolañitos Laboratory.	11-40
Figure 11-46 Scatter diagram of Gold Coarse Reject Duplicate Samples, Bolañitos Laboratory	11-40
Figure 11-47 Control Chart for Silver (left) and Gold (right) for the Standard Reference Material CUB-A analyzed at ALS-Chemex	11-42
Figure 11-48 Control Chart for Silver (left) and Gold (right) for the Standard Reference Material CUB-B analyzed at ALS-Chemex	11-43

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Figure 11-49 Control Chart for Silver (left) and Gold (right) for the Standard Reference Material CUB-C analyzed at ALS-Chemex	11-43
Figure 11-50 Control Chart for Silver (left) and Gold (right) for the Standard Reference Material CUB-D analyzed at ALS-Chemex	11-44
Figure 11-51 Control Chart for Silver (left) and Gold (right) for the Standard Reference Material CUB-E analyzed at ALS-Chemex	11-44
Figure 11-52 Control Chart for the Gold only Standard Reference Materials CUB-F (top left), CUB-G (top right) and CUB-H (bottom) analyzed at ALS-Chemex	11-45
Figure 11-53 Control Chart for Silver (left) and Gold (right) for the Standard Reference Material CUB-A analyzed at Bolañitos Laboratory	11-46
Figure 11-54 Control Chart for Silver (left) and Gold (right) for the Standard Reference Material CUB-B analyzed at Bolañitos Laboratory	11-46
Figure 11-55 Control Chart for Silver (left) and Gold (right) for the Standard Reference Material CUB-C analyzed at Bolañitos Laboratory	11-47
Figure 11-56 Control Chart for Silver (left) and Gold (right) for the Standard Reference Material CUB-D analyzed at Bolañitos Laboratory	11-47
Figure 11-57 Control Charts for the Gold only Standard Reference Materials CUB-F (top left), CUB-G (top right) and CUB-H (bottom) analyzed at Bolañitos Laboratory	11-48
Figure 11-58 Control Chart for Silver Assays from the Standard Reference Sample CDN-FCM-6. Notice at least 5 additional standards mixed with the results of this standard	11-51
Figure 11-59 Control Chart for Gold Assays from the Standard Reference Sample CDN-FCM-6. Notice at least 5 additional standards mixed with the results of this standard	11-51
Figure 11-60 Control Chart for Silver Assays from the Standard Reference Sample CDN-ME- 1101.	11-52
Figure 11-61 Control Chart for Gold Assays from the Standard Reference Sample CDN - ME- 1101.	11-52
Figure 11-62 Control Chart for Silver Assays from the Standard Reference Sample CDN-ME- 1206.	11-53
Figure 11-63 Control Chart for Gold Assays from the Standard Reference Sample CDN- ME- 1206.	11-53
Figure 11-64 Control Chart for Silver Assays from the Standard Reference Sample CDN-ME-17.	11-54
Figure 11-65 Control Chart for Gold Assays from the Standard Reference Sample CDN-ME-17.	11-54
Figure 11-66 Control Chart for Silver Assays from the Standard Reference Sample CDN-ME-18. Notice data from an additional standard towards the end of the sequence	11-55
Figure 11-67 Control Chart for Gold Assays from the Standard Reference Sample CDN-ME-18.	11-55
Figure 11-68 Control Chart for Silver Assays from the Standard Reference Sample CDN-ME-19.	11-56
Figure 11-69 Control Chart for Gold Assays from the Standard Reference Sample CDN-ME-19.	11-56
Figure 11-70 Max-min plot of Silver duplicate pulp samples sent to SGS versus Bolañitos Lab	11-57
Figure 11-71 Max-min plot of Gold duplicate pulp samples sent to SGS versus Bolañitos Lab	11-58
Figure 12-1 Surface drill site at El Cubo Mine	12-3
Figure 12-2 View of Underground core storage yard. Core is stored under the black tarps	12-4
Figure 12-3 View inside of underground core storage facility	12-5
Figure 12-4 Drill core laid out at the Regional Exploration core facility	12-6
Figure 12-5 El Cubo Regional Core storage facility	12-6
Figure 12-6 Prepping samples for drying	12-8
Figure 12-7 PerkinElmer 900F AA Machine (one of two machines)	12-9

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Figure 12-8 Assay Furnace Room	12-9
Figure 12-9 Sample preparation procedures are posted at various location throughout the lab.	12-10
Figure 12- 10 Procedures are posted on individual pieces of equipment. (See right hand side of machine)	12-10
Figure 12-11 Front view of lab	12-11
Figure 14-1 Portion of typical resource long section (Villalpando vein) showing examples of resource and reserve blocks as explained in text.	14-7
Figure 14-2 Resource blocks with irregular geometry, San Francisco Vein.	14-8
Figure 15-1 Typical resource and reserve section showing Proven reserves in red, Probable reserves in green, average block horizontal width, Ag g/t and Au g/t for the composited sample lines across the vein. Gray areas mine-out, Blue area mined in 2013.	15-8
Figure 16-1 Division of mining areas (Planta=Mill, Presa=Dam, Tiro=Shaft, Acceso=Adit)	16-2
Figure 16-2 Cut-and-fill with re-sue method.	16-7
Figure 16-3 Schematic showing typical longhole stope design	16-8
Figure 17-1 Metal recovery and grinding product size at El Cubo	17-2
Figure 17-2 Simplified flowsheet of the new El Tajo flotation plant	17-4
Figure 17-3 Primary crusher (left); fine ore bins (right)	17-5
Figure 17-4 Flotation tailings thickener (left); concentrate thickener (right)	17-6
Figure 17- 5 Grinding and flotation circuits of the new El Tajo plant (left); Cyanide leaching and counter current decantation circuits (actually shut down) (right)	17-7
Figure 17-6 Concentrate filter press (left); Concentrate storage area (right)	17-8
Figure 17-7 Simplified flowsheet of cyanide leach and CCD circuits at El Tajo plant	17-10
Figure 17-8 View of the tailings storage facilities of El Cubo mine	17-14
Figure 18- 1 Example of Dolores Mine ventilation system. The legend shows the locations of various elements of the ventilation system	18-3
Figure 18-2 Longitudinal section schematic of current El Cubo ventilation system showing connections between Las Torres (right) and San Nicolas-Peregrina areas (Areas 1, 3, 4)	18-4
Figure 23-1 Major Land Positions Held in the Guanajuato Mining District	23-3

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1.0	SUMMARY

The purpose of this Technical Report is to support Endeavour Silver Corp’s (EDR) public disclosure related to the resource estimate for the El Cubo Mines property. This Technical Report conforms to National Instrument 43- 101 Standards of Disclosure for Mineral Projects (NI 43-101) and as EDR is a producer issuer in accordance with section 5.3.2 of National Instrument (NI 43- 101) regulations. The mineral resource estimates for this deposit were completed in-house by EDR personnel.

EDR is a mid-tier silver mining company engaged in the exploration, development, and production of mineral properties in Mexico. EDR is focused on growing its production and reserves and resources in Mexico. Since start -up in 2004, EDR has posted nine consecutive years of growth of its silver mining operations. In addition to the El Cubo Mines property, EDR owns and operates the Bolañitos Mine, also located in Guanajuato, and the Guanaceví Mine located in the northwestern Durango state, Mexico.

This report follows the format and guidelines of Form 43- 101F1, Technical Report for National Instrument 43- 101, Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43-101 CP, as amended by the CSA and which came into force on June 30, 2011.

This report has an effective date of December 31, 2013. The mineral resource and reserve estimates reported in this report comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions, as required under Canadian National Instrument 43-101 (NI 43-101) regulations.

The term El Cubo Property, in this report, refers to the entire area covered by the mineral license, while the term El Cubo Project refers to the area within the mineral license on which the current mining and exploration programs are being conducted.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QP does not consider such errors to be material to the calculations presented here.

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The conclusions and recommendations in this report reflect the QP's best independent judgment in light of the information available to them at the time of writing.

1.1	Location and Property Description

The El Cubo mine property is located in central Mexico in the Mexican state of Guanajuato. The property is near the village of El Cubo, approximately 10 km east of the City of Guanajuato, and about 280 km northwest of Mexico City.

The region is mountainous with a mild climate that, except for seasonal rains, rarely impacts mining activities. Year-round access is available over a network of paved and unpaved roads.

Power to El Cubo Mines project is available from the regional grid (Comisión Federal de Electricidad), and water for operations is obtained from the underground mines and from surface damming of intermittent streams.

Telephone and internet communications are integrated into the national land- based telephone system and provide reliable service.

Most of the supplies and labour required for the exploration programs and mining operations are purchased in either the city of Guanajuato or Leon.

The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities.

1.2	Ownership

The El Cubo property consists of 61 mining concessions covering an area of approximately 8,144 ha, including several mine adits, ramps, shafts, and the new 1600 tpd El Tajo processing plant.

Endeavour Silver’s wholly owned Mexican subsidiary, Compañía Minera del Cubo S.A de C.V (CMC), holds a 100% interest in the 61 mining concessions that make up the El Cubo property. Expiration dates associated with the El Cubo mining concessions range from January 25, 2021, to November 26, 2061.

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The concessions are free of liens or encumbrances, except that:

(i) one of the concessions (Unificación Villalpando Norte covering 374.46 ha) is subject to a right of way agreement with Minera Las Torres (“Las Torres”), a subsidiary of Industrias Peñoles; and

(ii) 4 of the concessions, R.F. 306, R.F. 307, 1925, and 4334, covering approximately 31 ha, are subject to a lease contract originating in 1941.

The El Cubo concessions are subject to annual minimum investments and annual mining taxes. Endeavour has surface rights agreements that are sufficient to carry out proposed exploration and development activities.

Endeavour currently holds all necessary environmental permits for exploration and for commercial mining activity on its concessions.

1.3	History

Mining on the El Cubo property has occurred since the 17th century. The Sierra structure, which includes the El Cubo Mine and the adjacent Peregrina Mine (part of the Las Torres complex), accounts for much of the gold produced in the Guanajuato district – on the order of 2,000,000 ounces of gold and 80,000,000 ounces of silver. Gold was originally mined from shallow pits near the San Eusebio vein, one of those on the El Cubo concessions which later produced significant amounts of gold and silver. In the 19th and 20th centuries, mining at El Cubo focused on northwest striking veins known as the Villalpando, Dolores, La Loca, and La Fortuna, and production was divided between many operators. In the early 1900’s, the Tunel Aventurero de San Felipe (now El Cubo level 4) was started in order to connect the Pastora-Fortuna, Villalpando, and La Loca veins. At the time, bonanza grades and widths were encountered on the Villalpando vein. These shoots were up to 4 m wide and assayed close to 1 kg of silver per tonne. The ‘bonanza’ ores were mined through the 1940’s, when much of the area was consolidated into a single company and claim block resembling the one on which CMC operates today.

The Villalpando vein, located in the central portion of the modern day El Cubo claim block, was the main source of production through the 1970’s. The main vein structure extended northwest to the El Cubo concession boundary with the Peregrina Mine. The gold grades decreased as the vein was exploited at the deeper (8 - 12) levels. The Alto de Villalpando vein, which generally produced higher gold grade, was mined out. The La Poniente vein was discovered in the early 1970’s, and high grade gold and silver ore was mined until 1976, when the developed section was temporarily exhausted.

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The El Cubo Mine changed ownership in the 1970’s, when the Palmers sold the mine to a private company owned by Messrs. Villagomez and Chommie. By 1979 there was little developed ore remaining above the 13th level on the Villalpando vein, and production from other related veins was low grade and sporadic. The mill was fed largely from the Chuca Loca open pit and from dumps. The shortage of quality ore came to an end after 1980, when new high grade gold and silver mineralization was discovered and developed along the San Nicolas vein.

In 1995, production was expanded from 350 to 800 tonnes per day, and then to 1,400 tonnes per day in 2001. The mills saw a decrease in head grade after each expansion, likely due to the use of low grade material from old stope fill as supply for the increased tonnage. Given the shortage of tonnage from active stopes, there was likely less emphasis on grade control.

El Cubo was purchased by Mexgold Resources Inc. (Mexgold) from the previous owners in March 2004. The Las Torres mine and mill complex, owned by Industrias Peñoles, S.A. de C.V. (Peñoles) was leased by Mexgold in October of 2004. The property had been a prolific producer for many years, especially the adjacent Peregrina Mine, which continues to complement the El Cubo Mine by facilitating access to the deeper ore at El Cubo. Mexgold became a wholly owned subsidiary of Gammon Lake Resources Inc., in 2006, and. Gammon Gold Inc. changed its name to its current name, AuRico Gold Inc. on August 26, 2011. In April of 2012, Endeavour entered into an agreement with AuRico to acquire a 100% interest in El Cubo. The purchase was completed on July 13, 2012.

1.4	Geology and Mineralization

1.4.1	Geology

The El Cubo mine is located on the southeast flank of the Sierra Madre Occidental geological province in the southeastern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The property is underlain by a volcano-sedimentary sequence of Mesozoic to Cenozoic age volcanic, sedimentary, and intrusive rocks, some members of which host the veins exploited by the mine. The Cenozoic rocks may have been emplaced in a caldera setting with hydrothermal alteration occurring at approximately 27 Ma (Buchanan, 1980). The Guanajuato mining district hosts three major mineralized fault systems, the La Luz, Veta Madre and Sierra systems. The El Cubo mine exploits veins of the Sierra fault system.

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The northwest striking and southwest dipping faults are the main structures containing the very important Villalpando, La Loca, Dolores and Pastora-Fortuna veins. These veins are generally steeply dipping with some northeast dipping sections.

The east-west striking veins dip both north and south. The strike is commonly N85E°-N75°W and can be seen cutting off the northwest structures. Examples of the east-west veins are Alto de Villalpando, a splay of the Villalpando vein, and the San Nicolas (north-dipping) and San Eusebio (south-dipping) veins. The latter two veins have relatively high gold content.

Northeast-striking veins are transverse veins that tend to have a higher gold content than the other veins. These veins normally have a southerly dip. At El Cubo, La Reina, and Marmajas are examples of this series.

The Capulin fault offsets the northwest-striking vein systems at the south end of the El Cubo mine, displacing the Dolores vein downward to the south. Recent drilling intersected mineralization in the south block and it is currently being exploited by underground mining.

Veins are the main targets for mining. Some weak stockworks that grade into disseminations are viable targets, especially if they are close enough to surface and can be mined from an open pit. An historic open cut exists on the Dolores vein in the vicinity of the El Tajo mill. There are 41 veins within the El Cubo mine area that are included in the mineral resource estimate. These mineralized veins are known to occur from an elevation of 2650 m down to an elevation of 1825 m. The Villalpando and the Dolores veins have been actively mined since the early stages of mining at El Cubo.

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1.4.2	Mineralization

Mineralized veins at El Cubo consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide- rich bands within the veins, generally with little mineralization within the wall-rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) alteration and silicification which form haloes around the mineralizing structures.

The vein textures are attributed to the brittle fracturing-healing cycle of the fault- hosted veins during and/or after faulting.

Economic concentrations of precious metals are present in “shoots” distributed vertically and laterally between non-mineralized segments of the veins, and at important vein intersections. The silver-rich veins, such as Villalpando, contain quartz, adularia, pyrite, acanthite, naumannite and native gold.

Native silver is widespread in small amounts. Much of the native silver is supergene. Silver sulfosalts (pyrargyrite and polybasite) are commonly found at depth. Gold- rich veins, such as San Nicolas, contain quartz, pyrite, minor chalcopyrite and sphalerite, electrum, and aguilarite.

A vertical mineralogical zonation occurs in the vein system. The upper levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower- levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite.

The gold/silver ratio in the more gold- rich veins typically ranges from 1:15 to 1:30. The gold/silver ratio in the silver rich veins typically ranges from 1:60 to 1:150, and sometimes higher. The overall gold/silver ratio for the 41 veins included in the resources and reserves is 1:64. The metal zoning appears to be related, at least in part, to elevation. Ranges for gold/silver ratios at El Cubo vary from 1:10 to 1:20 in upper mine levels, from 1:40 to 1:50 in middle mine levels; and 1:100 to 1:150 at depth. Veins are barren below an elevation of about 1,800 m.

The alteration mineral assemblage in the El Cubo veins includes quartz (also, variety amethyst) and adularia with sericite more prevalent in the deeper reaches of the vein system. Chlorite is present laterally. Clay minerals are more common at higher levels of the vein system.

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The Guanajuato mining district is characterized by classic, high grade silver- gold, epithermal vein deposits with low sulfidation mineralization and adularia- sericite alteration. The Guanajuato veins are typical of most epithermal silver- gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization.

1.5	Exploration

1.5.1	Mine Exploration Drilling

In 2013 underground and surface drilling were undertaken to determine the extent of additional mineralization in areas currently being mined. The principal targets were the Villalpando (Area II and IV) and Dolores (II) vein systems, with a number of other structures also explored: The Tuberos vein (area III and IV); San Nicolas vein system (Areas II and IV); La Paz Vein (Area III) and the veta- 995, vetas-178- 143 and Del Niño veins in Area I.

The drilling is separated into contractor and in-house categories.

The contractor underground and surface drilling was conducted using the drill contracting firm Landdrill International de Mexico S.A. de C.V. (Landdrill). Landdrill completed 69 holes totaling 10,381m of drilling.

In-house drilling was conducted using two drill machines, which were repaired having previously been abandoned in the mine: A pneumatically powered CP- 65 and an electrically powered Diamec-250. There were 25 holes in 1,293m of drilling completed by the in-house drills.

1.5.2	Surface Drilling

During 2013, Endeavour Silver completed a total of 18,449m of surface diamond drilling in 47 drill holes by Layne Drilling SA de CV at the El Cubo Mines Project. Endeavour collected and submitted for assay, 3,000 samples.

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1.5.3	Other Activities

During 2013, the exploration activities were focused on the completion of the interpretation of local targets such as the Villalpando Gap, detailed mapping and sampling in the Dolores North, Central La Loca, La Loca North and Asunción - Villalpando (south of the Capulin Fault).

Geological mapping and sampling was also conducted on regional targets including Cebolletas-Villalpando, South-Violeta (Villalpando vein) and the Cabrestantes-Nayal veins. During these activities a total of 4,968 rock/soil samples were collected and sent for analysis.

1.5.4	2014 Exploration Program

For 2014, the Regional Exploration activities will be mainly focused to evaluate the potential of the Villalpando and Asunción veins at the southern end of the El Cubo properties. The activities will commence in the Asunción area, in order to close the grid (50 x 50) between sections 1500 through 2500 and to define the vertical limits of mineralization. Also, drilling activities are programmed for the Villalpando South, Monte San Nicolas and Cabrestantes-Nayal areas. For the Exploration Mine area activities will be focused in the zones near to the current operations; mainly in the Villalpando, Dolores and La Loca areas.

Table 1-1 summarizes the planned 2014 exploration budget for the El Cubo Mines Project.

Table 1-1
2014 El Cubo Exploration Priority Targets

Project Area	2014 Program		Budget
	Metres	Samples	US $
Surface Exploration Drilling
Asunción (1500 a 2500)	10,500	3,500	1,598,800
Villalpando Sur (3000 a 3900) Violeta (3900 a 5400)	3,000	1,000	483,520
Monte San Nicolas	3,000	1,000	483,520
Cabrestantes-Nayal	5,500	1,800	901,040
El Cubo Regional Exploration		1200	210,080
Subtotal	22,000	8,500	3,676,960
Mine Operations Exploration Drilling
Mine Exploration	14,000	4600	2,394,000

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Subtotal	14,000	4,600	2,394,000

Total (mine +exploration division)	36,000	13,100	6,070,960

1.6	2013 Mineral Resource Estimate

1.6.1	Mineral Resource Statement

The mineral resources for the Bolañitos Project as of December 31, 2013 are summarized in Table 1-2. Resources are exclusive of mineral reserves.

Table 1-2
Mineral Resource Estimate, Effective Date December 31, 2013
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Measured	660,000	158	2.87	3,358,000	61,000	7,006,000
Indicated	1,571,000	144	2.06	7,263,000	104,000	13,515,000
Total Measured and Indicated	2,231,000	148	2.30	10,621,000	165,000	20,521,000

Total Inferred	1,477,900	163	3.40	7,729,800	130,100	15,535,800

1.6.2	Assumptions and Parameters

Resources are undiluted. Assumed metal prices are $1420 per ounce for gold and $24.20 per ounce for silver. Resource blocks above a cut-off of 100 g/t silver equivalent are considered for inclusion in resources. Silver equivalent is calculated with a factor of 60:1 gold:silver.

1.6.3	Methodology

The mineral resource estimates presented in this report are estimated by polygonal methods using fixed-distance vertical projections from chip sample lines in the development drifts and stopes, and lateral projections from raises. The average grade of a sample line is the weighted average of the capped assays and the assay length. The average of a length of vein in longitudinal section is the average of all of the samples in the vein along that length weighted by their widths. The area of a block is the length in section multiplied by the vertical (or lateral for raises) projection. The volume is obtained by multiplying the area by the average width of the vein as sampled.

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Volume is converted to tonnage by multiplying the block volume by a global bulk tonnage factor of 2.5 tonnes/m3.

1.7	2013 Mineral Reserve Estimate

1.7.1	Mineral Reserve Statement

The mineral reserves for the Bolañitos Project as of December 31, 2013 are summarized in Table 1-3.

Table 1-3
Mineral Reserve Estimate, Effective Date December 31, 2013,
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Proven	752,500	138	2.16	3,330,300	52,200	6,462,300
Probable	615,400	131	2.23	2,595,700	44,100	11,160,200
Total Proven and Probable	1,367,900	135	2.19	5,926,000	96,300	17,622,500

1.7.2	Mineral Reserve Parameters

The parameters used to convert mineral resources to mineral reserves at the El Cubo project are as follow:

•	Cut-off grade - 130 g/t AgEq.
•	Dilution - 75% including being diluted to a minimum mining width.
•	Minimum width – 0.8m.
•	Silver equivalent - 60:1 for silver to gold
•	Gold price - US $1,320 per oz
•	Silver price - US $22 per oz.
•	Gold recovery (overall) – 89.4%.
•	Silver recovery (overall) – 87.7%.

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1.7.3	Definitions and Classifications

Mineral reserves are derived from measured and indicated resources after applying the economic parameters stated Section 15.1.2, above. The Bolañitos project reserves have been derived and classified according to the following criteria:

Proven mineral reserves are the economically mineable part of the Measured resource where development work for mining and information on processing / metallurgy and other relevant factors demonstrate that economic extraction is achievable. For Bolañitos Project, this applies to blocks located within approximately 10m of existing development and for which Endeavour Silver has a mine plan in place.

Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which Endeavour Silver has a mine plan in place. For Bolañitos Project, this is applicable to blocks located a maximum of 35 m either vertically or horizontally distant from development.

1.8	Development and Operations

The El Cubo Mine is organized into four discrete physical areas, Areas 1 through 4, which have separate crews and infrastructure for access, stoping, ventilation, and ore haulage. The area separations are geographic, and by level.

Conventional drill and blast methods are used to extract the ore at El Cubo, and access to the mining areas is provided by ramps, adits and shafts. Mine development headings are drilled by jumbo and by jackleg.

The choice of equipment is generally guided by the anticipated vein widths, stoping method, and equipment availability. The stoping methods used at El Cubo in 2013 were 90% mechanized cut-and-fill and 10% longhole open- stoping.

It is standard procedure throughout the mine to install systematic ground control. Ground control is carried out using a combination of split sets, mesh, w-straps, and cable bolts. The type of support varies according to the conditions encountered, but split sets are most common and are complemented as needed with mesh and/or w-straps.

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Cable bolting is required during the preparation of stopes for longhole blasting. The cable bolts are installed by drilling holes in the hanging wall and fixing the bolts in place with cement pumped into the hole.

The upper levels of the mine are dry. Water inflows are a factor in the lowest development levels in Area 4 where it is collected, pumped, and distributed as additional water for the needs of mine production.

The lowest historic development level of the mine, Level 9 of the Villalpando vein, was flooded until the latter part of 2013. The water level at the end of 2013 was about 6m below the Level 9.

After the strike ended in 2011, Blake (2011) provided a preliminary geotechnical study to AuRico to determine if ground deterioration had occurred and if so, what rehabilitation effort might be needed in order for mining to resume. The geotechnical study concluded that in most cases, scaling and spot bolting would sufficiently mitigate deterioration, and rehabilitation work was carried out in three stopes according to recommendations.

The ventilation system at El Cubo is a combination of natural and mechanical, but relies mostly on natural ventilation. Air flow enters through the various access ramps, shafts, raise bore holes, and old mine openings, and moves down to the lower part of the mine, exhausting through a series of partially open old areas of the mine, raise bore holes, and conventional driven raises.

As of December 31, 2013, the company had a total of 576 direct employees distributed in different departments There are 175 contract persons for underground development and ore transport from underground to surface and to the plant.

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1.9	Conclusions and Recommendations

1.9.1	Conclusions

The QP considers the El Cubo resource and reserve estimates presented in this report to follow the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” These resources and reserves form the basis for Endeavour Silver’s ongoing mining operations at the El Cubo Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have a negative effect on the extraction and processing of the resources and reserves located at the El Cubo Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability, shall remain mineral resources.

The QP considers the mineral concessions controlled by Endeavour Silver in the El Cubo mining district to be highly prospective both along strike and down dip of the existing known mineralization, and that further resources could be converted into reserves with additional exploration and development especially south of the Asunción-Villalpando area.

The QP is of the belief that with Endeavour’s continued commitment to regional exploration within the district, the potential for the discovery of deposits of similar character and grade, as those that are currently in operation remains optimistic.

1.9.2	Recommendations

Exploration in the El Cubo District is ongoing. Endeavour’s exploration programs have been successful in the past outlining several new resources of which the resource in the Asunción- Villalpando area is the most recent. The QP recommends that exploration continue and that budgeted exploration plans discussed in Section 26.1 be given final approval and executed.

The QP recommends that Mine Exploration investigate using an up- to-date electronic logging system for future exploration programs.

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The QP recommends that an automatic data backup system be installed for both local and server data. A server failure in 2013 resulted in the loss of much of the data that would be useful for reconciliation purposes.

The QP recommends that as newer data is collected and newer areas the mine opened, the mine should consider using more 3D modeling techniques. The mine should develop procedures and protocols for modeling resources including 3D geologic models. This is a challenging task at present due to the analog nature of the majority of the data at El Cubo.

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2.0	INTRODUCTION

This technical report is an update of the mineral resource estimates for the mines and exploration properties that are part of the Del Cubo Unit of Endeavour Silver Corp. near Guanajuato, Guanajuato State, Mexico.

This report forms an update to the report titled “Technical Report and Updated Resource and Reserve Estimate for the El Cubo Mine Guanajuato, Mexico” dated June 1, 2012. This report was prepared by Donald E. Cameron independent consultant.

2.1	Terms of Reference

This Technical Report has been prepared by Endeavour Silver Corp. (EDR) in accordance with the disclosure requirements of Canadian National Instrument 43- 101 (NI 43- 101) to disclose recent information about the mines and exploration which are part of the Del Cubo Unit. This information has resulted from additional underground development, sampling, exploration drilling, and includes updated Mineral Resource and Reserve estimates.

Endeavour Silver Corp. is a Canadian based mining and exploration company active in Mexico. Endeavour is based in Vancouver, British Columbia with management offices in Leon, Mexico and is listed on the Toronto (TSX:EDR), New York (NYSE:EXK) and Frankfurt (FSE:EJD) stock exchanges. The company operates three units consisting of several independent mines, the Guanaceví Unit in northwest Durango State, The Bolañitos Unit and the Del Cubo Unit both located in Guanajuato State near the city of Guanajuato.

Total 2013 metal production from Endeavour Silver Corp’s operations was 6,813,069 oz Ag, 75,578 oz Au, from 1,537,984t of ore equating to 11,347,749 oz AgEq at a consolidated cash cost of US $7.87/oz Ag.

Endeavour Silver Corp. has been a “producing issuer” since 2004. Pursuant to section 5.3.2 of National Instrument (NI 43-101), Endeavour Silver Corp., as a “producing issuer”, with respect to mineral resource and mineral reserve reporting to Canadian securities authorities, the company is not required to commission an independent Qualified Person to write the technical report.

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The mines located at Endeavour’s El Cubo Unit is the subject of this technical report. The primary purpose of this new Technical Report is to describe the updated Mineral Resources and Reserves as of December 31, 2013 as well as to detail production at the mine during 2013.

2.2	Qualified Person

The Qualified Person (QP), as defined in NI 43– 101 and in compliance with Form 43–101F1 Technical Report, responsible for the preparation of the Report is Mr. Michael J. Munroe, Registered Member, Society of Mining Engineers #4151306RM.

Mr. Munroe made regular visits to the El Cubo Mines Property during 2013.

Mr. Munroe acted as project manager during preparation of this report, and is responsible for report Sections 1 through 28.

Endeavour Silver staff provided input to the report, under the supervision of Mr. Munroe.

2.3	Effective Dates

The Mineral Resources have an effective date of 31 December, 2013. The Mineral Reserves have an effective date of 31 December, 2013.

Drill data and information on the mining operation is current to 31 December, 2013.

There were no material changes to the data, models or technical information on the El Cubo Mines Project between the effective date and the signature date of the report.

2.4	Units and Currencies

All currency amounts are stated in US dollars or Mexican pesos (MXP), as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in Système International d’Unités (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any Imperial units of measure encountered have been converted to SI units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. Base metal grades may be expressed as a percentage (%). Table 2.1 provides a list of the various abbreviations used throughout this report. Appendix A contains a glossary of mining terms.

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The exchange rate as of the Report effective date of December 31, 2013 was approximately US$1.00 equal to MXP13.10.

Table 2-1
List of the Abbreviations

Name	Abbreviations	Name	Abbreviations
arithmetic average of group of samples	mean	Metre(s)	m
atomic absorption	AA	Mexican Peso	mxp
BSI Inspectorate	BSI	Milligram(s)	mg
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Millimetre(s)	mm
Canadian National Instrument 43-101	NI 43-101	Million metric tonnes per year	Mt/y
Carbon-in -leach	CIL	Million ounces	Moz
Centimetre(s)	cm	Million tonnes	Mt
Comisión de Fomento Minero	Fomento Minero	Million years	Ma
Copper	Cu	Net present value	NPV
Cubic feet per minute	cfm	Net smelter return	NSR
Day	d	North American Datum	NAD
Degree(s)	o	Not available/applicable	n.a.
Degrees Celsius	oC	Ounces (troy)	oz
Digital elevation model	DEM	Ounces per year	oz/y
Dirección General de Minas	DGM	Parts per billion	ppb

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Dollar(s), Canadian and US	$, CDN $ and US $	Parts per million (= g/t)	ppm
Endeavour Silver Corp	Endeavour Silver or EDR	Percent(age)%
Endeavour Silver Gold S.A de C.V.	Endeavour Silver Gold	Potassium-Argon (referring to age date technique)	K-Ar
Feet = 0.3048 metre	ft or (')	Pounds per square inch	psi
Global Positioning System	GPS	Qualified Person	QP
Gold	Au	Quality Assurance/Quality Control	QA/QC
Gram (1g = 0.001 kg)	g	Robust relative standard deviation	RSD
Grams per metric tonne	g/t	Rock Quality Designation	RQD
Greater than	>	Second	s
Grupo Peñoles	Peñoles	Silver	Ag
Hectare(s)	ha	Specific gravity	SG
Horsepower	Hp or HP	Standard Reference Material	Standard
Inches, 2.42 cm	in or (")	System for Electronic Document Analysis and Retrieval	SEDAR
Internal rate of return	IRR	Système International d’Unités	SI
Kilogram(s)	kg	Tonne (metric)	t
Kilometre(s)	km	Tonnes (metric) per day	t/d, tpd
Kilovolt-amps	Kva	Tonnes (metric) per month	t/m
Lead	Pb	Universal Transverse Mercator	UTM
Less than	<	Year	y
Litre(s)	l	Zinc	Zn
Megawatt	Mw	Compañía Minera del Cubo, S.A. de C.V	CMC

2.5	Information Sources and References

Information used to support this Technical Report is based on previously published material, historical documents, professional opinion, geological maps and reports, technical papers and published government reports listed in Section 27, (References) of this Technical Report as well as unpublished material provided by Endeavour Silver including Endeavour Silver’s history and experience as a producer in Mexico.

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Sources of data include diamond drilling, downhole surveys, underground chip sampling and underground survey data.

Sources of data also include actual and historic mining and processing production.

2.6	Previous Technical Reports

Reference is made to the following Technical Reports for the El Cubo Unit prior to Endeavour acquiring the project.

Chlumsky et al, 2004, Technical Report, El Cubo Gold- Silver Project, Guanajuato, Mex., Prepared for Gammon Lake Resources, Inc. by Chlumsky, Armbrust and Meyer, LLC, April 12, 2004.

Clark, G.R., 2005, El Cubo Gold-Silver Mine, Guanajuato, Mexico, Prepared for Gammon Lake Resources, Inc. by Glenn R. Clark & Associates Limited, December 13, 2004 and amended October 4, 2005

Clark, G.R., 2006, El Cubo Gold-Silver Mine, Guanajuato, Mexico, Prepared for Mexgold Resources Inc. by Glenn R. Clark & Associates Limited, April 17, 2006.

Clark, G.R., 2007 (unpublished), Review of Resources and Reserves, El Cubo Gold-Silver Mine, Guanajuato, Mexico, Prepared for Gammon Gold Inc. by Glenn R. Clark & Associates Limited, March 31, 2008.

Clark, Glenn R., (2009), Review of Resources and Reserves El Cubo Gold- Silver Mine Guanajuato, Mexico: unpublished NI 43-101 technical report prepared by Glenn R. Clark & Associates Limited for Gammon Gold, effective date October 15, 2009.

The previous citation is the only Technical Report filed with the System for Electronic Document Analysis and Retrieval (SEDAR), and can be accessed from the SEDAR website (www.sedar.com).

In 2013 Endeavor Silver filed the following technical report for the El Cubo Mine:

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Cameron, Donald E., (2012), Technical Report and Updated Resource and Reserve Estimate for the El Cubo Mine Guanajuato, Mexico: unpublished NI 43-101 technical report prepared by Cameron, Donald E., for Endeavor Silver, effective date June 01, 2012.

The current Technical Report supersedes the previous report listed above. The previous is available for download from the SEDAR website.

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3.0	RELIANCE ON OTHER EXPERTS

This report has been prepared in-house by Endeavour Silver. The information, conclusions, opinions, and estimates contained herein are based on:

•	Internal information available at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information available from EDR and other third party sources.

The QP, while taking full responsibility for the report content, recognizes the support of:

•	Luis Castro, VP Exploration,
•	Jenny Trujillo, Chief Geologist,
•	Nick Suter, Chief Mine Exploration Geologist
•	Abyl Sydykov, Corporate Metallurgist.

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4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The El Cubo property is located in central Mexico in the Mexican state of Guanajuato. The property is near the village of El Cubo, approximately 10 km east of the City of Guanajuato, and about 280 km northwest of Mexico City (Figure 4-1). The geographic center of the property is located at roughly 21°00’17” N Latitude and 101°12’ 25” W Longitude, at an elevation of 2265 m above mean sea level. The El Cubo property consists of 61 mining concessions covering an area of approximately 8,144 ha, including several mine adits, ramps, shafts, the 1600 tpd flotation plant and the 400 tpd El Tajo leach plant.

Figure 4-1: El Cubo Project general location.

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4.2	Mineral Tenure and Property Agreements

Compañia Minera del Cubo S.A de C.V (CMC) holds a 100% interest in the 61 mining concessions that make up the El Cubo property, as shown in Figure 4-2. On April 16, 2012, Endeavour Silver Corp. and AuRico (AuRico Gold Inc.), the former owner of CMC, announced that they entered into a definitive agreement whereby Endeavour would acquire 100% interest in the El Cubo property. On July 13, 2012, Endeavour announced in a news release that it had completed the acquisition of El Cubo and the Guadalupe y Calvo exploration projects in Chihuahua State, Mexico for US$100 million in cash and US$100 million in Endeavour common shares (11,037,528 shares). This was accomplished through the purchase of the issued and outstanding shares of Mexgold from AuRico which gives Endeavour ownership of Mexgold subsidiaries Compañia Minera Del Cubo, S.A. de C.V., AuRico Gold GYC, S.A. de C.V. and Metales Interamericanos, S.A. de C.V. Over the next three years, AuRico will be entitled to receive up to an additional US$50 million in cash payments from Endeavour upon the occurrence of certain events, discussed below.

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Figure 4-2 El Cubo Project mineral concessions.

Expiration dates associated with the El Cubo mining concessions range from January 25, 2021, to November 26, 2061, and are listed in Table 4-1.

Table 4-1
El Cubo Project Mineral Concessions Owned by CIA Minera Del Cubo S.A. de C.V

Name	Title Number	Hectares	File	Term		Owner	Municipality	State
				Start	End

Nuestra Señora de los dolores (a) El Tajo y sus	R.F. 306	7.2264	031/00003	5/21/1961	5/20/2061	CMC	Guanajuato	Guanajuato

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Demasias A:P:
San Joaquin (a) El Fuerte y Demasias A:P:	R.F. 307	13.5919	031/00307	11/27/1961	11/26/2061	CMC	Guanajuato	Guanajuato
Demasias de san Joaquin	1925	1.7717	031/00252	6/26/1996	6/26/2046	CMC	Guanajuato	Guanajuato
Ampl. de San Joaquin y sus Demasias	4334	7.7252	031/00237	10/10/1994	10/12/2044	CMC	Guanajuato	Guanajuato
Santa Fe del Monte	154139	15.3541	031/04425	2/9/1971	1/25/2021	CMC	Guanajuato	Guanajuato
Luisa Evelia	157855	22.2241	???	12/7/1972	11/29/2022	CMC	Guanajuato	Guanajuato
Santa Rosa	157913	20.5065	031/04540	12/7/1972	12/6/2022	CMC	Guanajuato	Guanajuato
Primera Ampl. de la Albertina o la Merced	161513	8.8652	031/5924	4/29/1975	4/24/2025	CMC	Guanajuato	Guanajuato
Ampl. de la Fragua	164851	130.8850	031/05532	7/11/1979	7/10/2029	CMC	Guanajuato	Guanajuato
El Durazno	164988	60.0000	031/04542	8/13/1979	8/12/2029	CMC	Guanajuato	Guanajuato
Durazno Prisco	165109	43.7524	031/04764	8/23/1979	8/22/2029	CMC	Guanajuato	Guanajuato
La Libertad	165168	48.1000	031/04357	9/12/1979	9/11/2029	CMC	Guanajuato	Guanajuato
Edelmira II	165245	135.2726	031/04740	9/14/1979	9/13/2029	CMC	Guanajuato	Guanajuato
La Fragua	165653	42.0000	031/03859	11/19/1979	11/18/2029	CMC	Guanajuato	Guanajuato
La Soledad	165669	65.0000	031/03862	11/28/1979	11/27/2029	CMC	Guanajuato	Guanajuato
San Juan	165791	37.3586	031/03778	12/11/1979	12/10/2029	CMC	Guanajuato	Guanajuato
El Cabrestante	165792	9.0000	031/03858	12/11/1979	12/10/2029	CMC	Guanajuato	Guanajuato
Minas Viejas	165794	16.0000	031/04200	12/11/1979	12/10/2029	CMC	Guanajuato	Guanajuato
Ampl. de Cabrestante	165795	89.0000	031/04199	12/11/1979	12/10/2029	CMC	Guanajuato	Guanajuato
Nueva Luz del Nayal	165796	55.0000	031/04685	12/11/1979	12/10/2029	CMC	Guanajuato	Guanajuato
La China	165797	48.5754	031/04619	12/11/1979	12/10/2029	CMC	Guanajuato	Guanajuato
Huematzin	171591	37.5000	031/04515	11/9/1982	11/8/2032	CMC	Guanajuato	Guanajuato
El Chupiro	171840	13.3873	031/05770	6/15/1983	6/14/2033	CMC	Guanajuato	Guanajuato
San Cayetano de Animas y Providencia	181236	30.9920	031/04660	9/21/1987	9/10/2037	CMC	Guanajuato	Guanajuato
Socavón de los Alisos	182003	66.3687	031/04348	4/12/1988	4/7/2038	CMC	Guanajuato	Guanajuato
San Juan de Tacuitapa	182004	24.0000	031/04376	4/12/1988	4/7/2038	CMC	Guanajuato	Guanajuato
El Cuarteto	182005	26.0910	031/04419	4/12/1988	4/7/2038	CMC	Guanajuato	Guanajuato
Ampliación de Pasadena	182006	3.3399	031/05972	4/12/1988	4/7/2038	CMC	Guanajuato	Guanajuato
Albertina o la Merced	182007	5.9316	031/04510	4/12/1988	4/7/2038	CMC	Guanajuato	Guanajuato
Canta Ranas	210492	98.5468	6/1.3/375	10/8/1999	10/7/2049	CMC	Guanajuato	Guanajuato
Dalia	210951	129.0207	031/08472	2/29/2000	2/28/2050	CMC	Guanajuato	Guanajuato
La Providencia	211859	256.7454	6/1.3/316	7/28/2000	7/27/2050	CMC	Dolores Hidalgo	Guanajuato
El Edén	212009	1675.7707	6/1.3/00310	8/18/2000	8/17/2050	CMC	Dolores Hidalgo	Guanajuato
San Patricio	212168	3.4634	6/1.3/00377	9/22/2000	9/21/2050	CMC	San Patricio	Guanajuato
Gracias a Dios	212534	356.7608	031/09137	10/31/2000	10/30/2050	CMC	Guanajuato	Guanajuato

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La Sauceda	213305	747.6730	031/09009	4/20/2001	4/19/2051	CMC	Guanajuato	Guanajuato
La Palma	213435	327.7095	031/09149	5/11/2001	5/10/2051	CMC	Guanajuato	Guanajuato
Marisela	213751	135.9622	031/09155	6/15/2001	6/14/2051	CMC	Guanajuato	Guanajuato
Entre el Varal	214132	3.8977	6/1.3/00450	8/10/2001	8/9/2051	CMC	Guanajuato	Guanajuato
La Asunción	214133	10.0000	6/1.3/00451	8/10/2001	8/9/2051	CMC	Guanajuato	Guanajuato
Violeta	214134	75.6694	6/1.3/00452	8/10/2001	8/9/2051	CMC	Guanajuato	Guanajuato
María Fracc. NE	214135	146.1390	6/1.3/00453	8/10/2001	8/9/2051	CMC	Guanajuato	Guanajuato
Violeta	214136	45.6837	6/1.3/00454	8/10/2001	8/9/2051	CMC	Guanajuato	Guanajuato
Las Palomas	214260	257.0432	031/09148	9/6/2001	9/5/2051	CMC	Guanajuato	Guanajuato
Guanajuato Nuevo	214283	60.0000	031/09154	9/6/2001	9/5/2051	CMC	Guanajuato	Guanajuato
La Ilberia	214422	67.8210	6/1.3/00456	9/6/2001	9/5/2051	CMC	Guanajuato	Guanajuato
Siglo XX	214423	43.7628	6/1.3/00457	9/6/2001	9/5/2051	CMC	Guanajuato	Guanajuato
Virjan	214424	49.0000	6/1.3/00458	9/6/2001	9/5/2051	CMC	Guanajuato	Guanajuato
Las Animas II	214425	79.5086	6/1.3/00459	9/6/2001	9/5/2051	CMC	Guanajuato	Guanajuato
Siglo XXI	214614	47.1809	031/09167	10/2/2001	10/1/2051	CMC	Guanajuato	Guanajuato
Los Pingüicos	214742	985.1100	031/09150	11/22/2001	11/21/2051	CMC	Guanajuato	Guanajuato
Olga Margarita	215175	416.8909	031/09172	2/8/2002	2/7/2052	CMC	Guanajuato	Guanajuato
Janet	215176	96.0000	031/09187	2/8/2002	2/7/2052	CMC	Guanajuato	Guanajuato
Don Guillermo	215926	9.0808	031/09160	4/2/2002	4/1/2052	CMC	Guanajuato	Guanajuato
San Antonio de lo Tiros	217998	25.6113	6/1.3/00449	9/30/2002	9/29/2052	CMC	Guanajuato	Guanajuato
Paco	217999	188.2252	6/1.3/00455	9/30/2002	9/29/2052	CMC	Guanajuato	Guanajuato
Unificación Villalpando Norte	229103	374.4603	9/1.2/00002	3/9/2007	3/8/2057	CMC	Guanajuato	Guanajuato
Unificacion Villalpando Sur	229104	289.1301	9/1.2/00003	3/9/2007	3/8/2057	CMC	Guanajuato	Guanajuato
Lety Fracción 1	235633	32.3682	031/09473	2/3/2010	2/2/2060	CMC	Guanajuato	Guanajuato
Lety Fracción 2	235634	18.3671	031/09473	2/3/2010	2/2/2060	CMC	Guanajuato	Guanajuato
Lety Fracción 3	235635	4.9644	031/09473	2/3/2010	2/2/2060	CMC	Guanajuato	Guanajuato

CMC = Compañía Minera del Cubo, S.A. de C.V

4.2.1	Contingent Payments Subsequent to Closing

Endeavour’s agreement with AuRico stipulates additional contingent payments. AuRico will be entitled to receive up to an additional $50 million in cash payments from Endeavour upon the occurrence of certain events as follows:

(i) $20,000,000 if at any time during the 3 years following the Closing Date Endeavour, either directly or through its subsidiaries, obtains use of the Las Torres facilities after September 6, 2012 (being the date which the term of the Las Torres Lease expires) whether due to a renewal or extension of the Las Torres Lease or otherwise (other than use obtained solely as a result of the Force Majeure Extension);

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(ii) $10,000,000 upon the simple average of the daily LME closing prices for gold exceeding $1,900 per ounce for a period of twelve (12) consecutive months at any time during the three (3) year period immediately following the acquisition date;

(iii) $10,000,000 upon the simple average of the daily LME closing prices for gold exceeding $2,000 per ounce for a period of twelve (12) consecutive months at any time during the three (3) year period immediately following the acquisition date; and

(iv) $10,000,000 upon the simple average of the daily LME closing prices for gold exceeding $2,100 per ounce for a period of twelve (12) consecutive months at any time during the three (3) year period immediately following the acquisition date.

Provided that if Endeavour loses access to the Las Torres facilities prior to the construction and commissioning of the expanded El Tajo plant at the El Cubo Property (the “Suspension Period”), other than as a result of a breach of the Las Torres Lease by Endeavour or its subsidiaries or a failure by any of them to comply with the terms of the Las Torres Lease, Endeavour’s obligation to make any of the payments referred to in paragraphs 4.2.1(ii) to 4.2.1(iv) above shall be suspended for the Suspension Period, the calculation of the average gold price shall not include daily prices for any days in the Suspension Period, and both the three year term under which such payments are payable and the calculation of the average gold price shall be extended for a period of time equal to the Suspension Period. If Endeavour or its subsidiaries loses access to the Las Torres facilities as a result of a breach of the Las Torres Lease by Endeavour or its subsidiaries or a failure by any of them to comply with the terms of the Las Torres Lease, the conditions to the making of the contingent payment in 4.2.1(a)(i) shall be deemed to have been satisfied and the contingent payment payable under 4.2.1(i) shall become due and payable by Endeavour.

Endeavour shall use its reasonable commercial efforts to build, expand and commission the El Tajo Plant to design specifications as expeditiously as possible.

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Within two (2) business days following the date on which a condition to the making of any contingent payment is met, AuRico shall notify Endeavour in writing of the satisfaction (or deemed satisfaction) of such conditions and Endeavour shall then pay to AuRico an amount equal to the contingent payment which is payable according to the paragraphs above.

Endeavour will establish a credit facility secured by its existing operating mines from which facility Endeavour will arrange for contingent payments to be made. On August 8, 2012, Endeavour announced a revolving credit facility for $75 million with Scotiabank. Further details concerning the acquisition of Del Cubo are available on SEDAR.

4.2.2	Encumbrances

The concessions are free of liens or encumbrances, except that: (i) one of the concessions (Unification Villalpando Norte covering 374.46 ha) is subject to a right of way agreement with Minera Las Torres (“Las Torres”), a subsidiary of Industrias Peñoles which is currently under lease by CMC; and (ii) 4 of the concessions (covering approximately 31 ha) are subject to a lease contract originating in 1941.

4.2.3	Minimum Investment & Mining Duty (Tax)

All concessions are subject to an annual minimum investment (assessment work) and an annual mining tax that must be paid to keep the concessions in good standing. The amount of the minimum investment or assessment work varies based on the size, age and type of the concession, and changes each year with the Department of Mines publishing a new list at the beginning of the year. Fees are adjusted to the consumer price index. The rate of the mining duty depends on the concession type and the age of the concession. The rate changes each semester with the Department of Mines publishing the new rates in January and July. Payment of the mining duty is also due in both January and July.

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The annual 2014 concession tax for the mining concessions owned by CMC (8,142 ha) is estimated to be approximately 1,943,800 Mexican pesos which is equal to about US $149,523 at an exchange rate of 13.00 pesos to US $1.00.

In 2014, CMC will be able to satisfy the minimum investment and assessment work requirements based on its current work programs and past work completed. CMC has also paid the total mining duty required annually to keep the El Cubo and Las Torres concessions in good standing.

4.3	Permits and Environmental Liabilities

In order to engage in exploration and commercial mining activities, environmental permits are required. CMC currently holds all necessary environmental permits for exploration and for commercial mining activity on these concessions. Endeavour will need to permit a new tailings pond for the El Tajo plant and may require additional permits for new infrastructure and modified operations when the Las Torres lease expires.

Table 4-2
El Cubo Project Environmental Permits

Permit Type	Permit	Issuing Agent
Environmental License	LAU-11- 70101504-09	Semarnat
Annual Operation Card	COA-2011	Semarnat
Environmental Registration	MCUMJ1101511	Semarnat
Hazardous Waste Generating	GRP111500002	Semarnat
Sewage Discharge License	4GUA101250/12EMGE94	CONAGUA
Environmental Impact Authorization Construction of Chirimitera Plant	D.O.O. DGOEIA -001788	Semarnat
Environmental Impact Authorization Construction of Chimiritera Tailings Dam	D.O.O. DGOEIA -006508	Semarnat

Security is a persistent concern with regard to theft of materials, occasional armed incursions, and unauthorized people entering the mine to work stopes. Endeavour will need to take measures to increase security, including ones to reduce, or eliminate incursions in the mine and supply theft.

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Aside from the issues described above, the author knows of no other significant factors or risks that might affect access, title, or the right or ability to perform work on the property.

4.4	Surface Rights

The concessions held by CMC are for mineral rights only, but surface rights have been secured through 1,150 hectares of surface lands owned by CMC in 4 polygons and 1,195 hectares (4 polygons) under a lease agreement with the company Industrial Santa Fe; Endeavour believes they are sufficient to carry out proposed exploration and development activities, Figure 4-3.

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Figure 4-3 El Cubo Surface Lands.

4.5	Environment

Endeavour Silver holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the El Cubo Mines Project. Further details are covered in Section 20 of this report.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

Access to the El Cubo mine is provided by periodically maintained dirt roads which originate in the city of Guanajuato approximately 10 km to the west. The city of Guanajuato is accessible by paved highway and daily passenger service to Mexico City is available at the nearby Leon airport.

5.2	Climate

The regional climate is temperate, with cool winters and mild summers. Rainfall occurs primarily during the summer season, from June to September, and typical annual precipitation is about 50 cm per year. From mid- December through January, nighttime temperatures fall to 7° to 10 °C, and daytime high temperatures in low 20 °C range are typical. Snowfall is rare but has been known to occur at the higher elevations throughout the region. Weather conditions rarely, if ever, restrict mining activity at El Cubo, and operations can be carried out year-round.

5.3	Local Resources and Infrastructure

The capital city of Guanajuato has a population of approximately 150,000 and hosts several universities and post-secondary schools, including a mining college. Tourism is a principal industry in the area, and numerous hotels and restaurants are available as a result. Mining has been a major industry in the area for centuries. A workforce that is familiar with mining and the necessary support facilities is present in the region. The village of El Cubo supplies some of the workforce for the mine, but the majority of workers come from Guanajuato and other nearby villages. Professional staff is also available in the area. The company provides bus service for its employees to and from the city.

5.3.1	Electrical Power Supply

Sufficient power for mining operations is provided by the public network CFE (Comisión Federal de Electricidad).

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5.3.2	Water Supply

Water sources at El Cubo include the mine, recycled water from the tailings impoundment facilities, and water available through the Minera Las Torres water rights. Water for mine operations is currently obtained from the Dolores mine and the Peregrina Dam. Water is pumped from the Dolores mine into a series of water reservoirs on surface, from which the water is distributed to the mines. The surplus of the water pumped from the Dolores mine is sent to the Peregrina Dam, which is used to supply the mines as needed.

Additional details regarding infrastructure at El Cubo are provided in Section 18 of this report.

5.4	Physiography

The state of Guanajuato is situated along the southern edge of the Central Mexican Plateau and comprises portions of the Trans-Mexican Volcanic Belt, the Mexican Plateau, and the Sierra Madre Oriental. The El Cubo property is located in the west central portion of the state, among a series of low, gentle mountains which are part of the Sierra Madre Occidental. The El Cubo mine offices are at an elevation of 2265 metres above mean sea level, and the mine workings range in elevation from 2646 metres at the uppermost level (level 180) to 1905 metres at the lowest level (level 14).

5.5	Sufficiency of Surface Rights

Endeavour has negotiated access and the right to use surface lands sufficient for many years of operation. Sufficient area exists at the El Cubo property for all future surface infrastructure needed.

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6.0	HISTORY

6.1	General History

Mining on the El Cubo property has occurred since the 17th century. The Sierra structure, which includes the El Cubo Mine and the adjacent Peregrina Mine (part of the Las Torres complex), accounts for much of the gold produced in the Guanajuato district – on the order of 2,000,000 ounces of gold and 80,000,000 ounces of silver. Gold was originally mined from shallow pits near the San Eusebio vein, one of those on the El Cubo concessions which later produced significant amounts of gold and silver. In the 19th and 20th centuries, mining at El Cubo focused on northwest striking veins known as the Villalpando, Dolores, La Loca, and La Fortuna, and production was divided between many operators. In the early 1900’s, the Tunel Aventurero de San Felipe (now El Cubo level 4) was started in order to connect the Pastora-Fortuna, Villalpando, and La Loca veins. At the time, bonanza grades and widths were encountered on the Villalpando vein. These shoots were up to 4 m wide and assayed close to 1 kg of silver per tonne. The ‘bonanza’ ores were mined through the 1940’s, when much of the area was consolidated into a single company and claim block resembling the one on which CMC operates today.

The Villalpando vein, located in the central portion of the modern day El Cubo claim block, was the main source of production through the 1970’s. The main vein structure extended northwest to the El Cubo concession boundary with the Peregrina Mine. The gold grades decreased as the vein was exploited at the deeper (8 - 12) levels. The Alto de Villalpando vein, which generally produced higher gold grade, was mined out. The La Poniente vein was discovered in the early 1970’s, and high grade gold and silver ore was mined until 1976, when the developed section was temporarily exhausted.

The El Cubo Mine changed ownership in the 1970’s, when the Palmers sold the mine to a private company owned by Messrs. Villagomez and Chommie. By 1979 there was little developed ore remaining above the 13th level on the Villalpando vein, and production from other related veins was low grade and sporadic. The mill was fed largely from the Chuca Loca open pit and from dumps. The shortage of quality ore came to an end after 1980, when new high grade gold and silver mineralization was discovered and developed along the San Nicolas vein.

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In 1995, production was expanded from 350 to 800 tonnes per day, and then to 1,400 tonnes per day in 2001. The mills saw a decrease in head grade after each expansion, likely due to the use of low grade material from old stope fill as supply for the increased tonnage. Given the shortage of tonnage from active stopes, there was likely less emphasis on grade control.

El Cubo was purchased by Mexgold Resources Inc. (Mexgold) from the previous owners in March 2004. The Las Torres mine and mill complex, owned by Industrias Peñoles, S.A. de C.V. (Peñoles) was leased by Mexgold in October of 2004. The property had been a prolific producer for many years, especially the adjacent Peregrina Mine, which continues to complement the El Cubo Mine by facilitating access to the deeper ore at El Cubo. Mexgold became a wholly owned subsidiary of Gammon Lake Resources Inc., in 2006, and. Gammon Gold Inc. changed its name to its current name, AuRico Gold Inc. on August 26, 2011. In April of 2012, Endeavour entered into an agreement with AuRico to acquire a 100% interest in El Cubo. The purchase was completed on July 13, 2012.

6.2	Ownership

6.3	Historical and Recent Exploration

Historically, exploration at El Cubo was mostly by drifting along the known veins and the amount of drilling was minimum. All drilling before 2000 was not made systematically, therefore, the information it’s not organized. There are evidences of drilling, but when it’s found the information has to be search within historical files, in order to know the data and usually they were made with small diameters y does not fulfill the current standards for the quality of the information, they can only be used as guidance for exploration.

Since 2000, exploration was increased in the project, having his best peak with the acquisition of El Cubo by Mexgold and lately by Aurico, of these times there is information in the database of around 844 drill holes (approximately 180,019 m), both surface and underground drilling, with different diameters, mainly over the Villalpando, Dolores, La Loca, San Nicolas, San Eusebio, Pastora, Puertecito and La Cruz structures. Table 6-1 shows a summary table of these drilling activities.

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Table 6-1
Historical Drilling at El Cubo

Code	Diamond Drill Holes	Metres
C	457	127,746
CE	10	3,730
CUDG	377	48,544
Total	844	180,019

Since July, 2012, after Endeavour acquired CMC, the efforts of exploration were focused to locate mineralized bodies over primary and secondary structures, mainly near the current production areas. Surface drilling commenced over the Villalpando (Villalpando Gap) and Dolores (Dolores North) veins. During this year, a total of 3,982 m were completed in 9 holes and 358 samples (Table 6-2).

Table 6-2
2012 Summary of Surface Drilling by Endeavour

Project	Diamond Drill Holes	Metres	Samples
Villapando Gap	8	3,742	344
Dolores	1	240	14
Total	9	3,982	358

6.4	Historical Mining and Exploration

6.4.1	Mining

6.4.2	Production

Previous operators and AuRico’s predecessor companies did not keep reliable production records for the El Cubo mine. Production achieved at the El Cubo mine during the past six years, as reported in AuRico’s annual reports, is summarized in Table 6-3.AND EDR

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In 2011, the El Cubo mine produced 556,379 ounces of silver and 8,670 ounces of gold from 256,150 tonnes of ore grading 80 g/t Ag and 1.24 g/t Au. Silver and gold recoveries averaged 82% and 86%, respectively. Production in 2011 was affected by a labor strike that was settled during the year.

Table 6-3
El Cubo Mine Production.

Year	Tonnes	Grade (g/t)		Production (ounces)
		Gold	Silver	Gold	Silver
2007	689,753	1.77	83	33,740	1,582,316
2008	658,105	1.98	94	38,772	1,783,148
2009	505,388	1.92	83	27,842	1,183,339
2010	233,006	1.63	83	10,844	536,457
2011	256,150	1.24	80	8,670	556,379
2012

6.5	Historic Mineral Resource & Mineral Reserve Estimates

Mineral resource and reserve estimates for El Cubo reported prior to 2009 are not compliant with current NI 43-101 standards, are not considered reliable, and are not discussed here. The mineral resource and reserve estimate reported by AuRico in 2009 is compliant with CIM standards and definitions as required by NI 43-101, and superseded any previous historical estimates. The technical report issued by AuRico was prepared by Glenn R. Clark & Associates Limited (Clark), and is entitled Review of Resources and Reserves El Cubo Gold-Silver Mine, Guanajuato, Mexico, dated October 15, 2009. Clark (2009) estimated mineral resources and mineral reserves for the El Cubo mine based on data and information available as of January 1, 2009 (Table 6-4). The mineral resources reported by Clark were estimated using polygonal methods in spreadsheet and CAD software.

Table 6-4
Historic El Cubo Mineral Resources, January 1, 2009 (Clark, 2009).

Resource Category	Tonnes (000's)	Au g/t	Ag g/t

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Measured Indicated (Underground) Indicated (Open Pit)	160 215 2,100	2.38 2.62 2.72	94 95 49
Total Measured and Indicated	2,475	2.69	56

Inferred	2,343	4.84	220

Table 6-4 excludes resources reported by Clark that were associated with Las Torres (Peñoles) lease. Clark also reported Proven and Probable mineral reserves for the El Cubo mine, as summarized in Table 6-5.

Table 6-5
Historic El Cubo Mineral Reserves, January 1, 2009 (Clark, 2009).

Reserve Category	Tonnes (000's)	Au g/t	Ag g/t
Proven Probable	1,326 1,696	3.34 3.35	189 157
Total Proven and Probable	3,022	3.34	171

Since 2009, AuRico has conducted additional diamond drilling and underground development and has estimated new mineral resources and reserves within the El Cubo claim block. The estimates reported by Clark are not considered current and were not relied upon in the preparation of this report. AuRico reported mineral resources for the El Cubo mine effective December 31, 2011 in filings available on SEDAR and summarized in Table 6-6.

The AuRico totals include 2,132,000 tonnes of 2.69 g/t Au and 49 g/t Ag in Measured and Indicated resources and 663,000 tonnes of 3.80 g/t Au and 181 g/t Ag in Inferred resources within properties leased from Peñoles. AuRico also reported mineral reserves for the El Cubo mine (Table 6-7).

Table 6-6
AuRico El Cubo Mineral Resources reported as of December 31, 2011.

Resource Category	Tonnes (000's)	Au g/t	Ag g/t
Measured Indicated	337 3,874	1.10 2.07	65 61
Total Measured and Indicated	4,211	1.99	61

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Inferred	7,198	2.37	115

Table 6-7
AuRico El Cubo Mineral Reserves reported as of December 31, 2011.

Reserve Category	Tonnes (000's)	Au g/t	Ag g/t
Proven Probable	2,238 3,152	1.84 1.88	114 102
Total Proven and Probable	5,390	1.86	107

AuRico’s mineral reserves included 663,000 tonnes of 1.38 g/t Au and 120 g/t Ag from the Peñoles lease in its estimates. The author did not rely upon the Clark estimates in any way in his preparation of the mineral resource and mineral reserves estimates presented herein. The author used information collected and calculated by CMC/ AuRico, but relied solely on his own review and judgment to make his estimates of mineral resource and mineral reserves. The estimates presented in Sections 14 and 15 of this report are the only ones to be considered current and reliable.

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7.0	GEOLOGICAL SETTING AND MINERALIZATION

The following description of the geological setting for the El Cubo mine property is largely excerpted and modified from the technical report prepared by Clark (2009) and Cameron (2012). The author has reviewed the geologic data and information available, and finds the descriptions and interpretations provided in these documents reasonably accurate and suitable for use in this report.

7.1	Regional Geology

The mining district of Guanajuato is situated along the southern and eastern flanks of the Sierra Madre Occidental geological province, a north- northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. Rocks within the belt comprise flows and tuffs of basaltic to rhyolitic composition with related intrusive bodies. The volcanic activity that produced the bulk of the upper volcanic group ended by the late Oligocene, though there was some eruptive activity as recently as 23 Ma (early Miocene). The volcanism was associated with subduction of the Farallon Plate and resulted in accumulations of lava and tuffs on the order of 1 km thick. Later Basin and Range extensional tectonism related to the opening of the Gulf of California resulted in block faulting, uplift, erosion and the present day geomorphology of the belt. Strata within the belt occupy a broad antiform, longitudinally transected by regional scale faults.

The Guanajuato district is underlain by a volcano-sedimentary sequence of Mesozoic to Cenozoic age rocks. There are three main northwest trending vein systems that cut these volcano- sedimentary sequences. The vein systems from west to east are known as La Luz, Veta Madre and La Sierra systems. These systems are generally silver-rich with gold to silver ratios from 1:72 to 1:214. They are known along strike for 10 to 25 km.

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Figure 7-1 El Cubo mine regional geology showing El Cubo concession boundaries
(modified from Clark, 2009).

The El Cubo mine is located in eastern part of the Guanajuato mining district, in the southeastern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. El Cubo is located on the northeast side of this structure where typical primary bedding textures dip 10° to 20° to the north-northeast. Economic mineralization at El Cubo is known to extend as much as 800 m vertically from 2650 m to 1850 m elevation. The location of the main veins and mines in the district are shown in Figure 7-1.

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The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement (Chiodi et al, 1988; Dávila and Martinez, 1987; Martinez-Reyes, 1992) and overlying Cenozoic units, as shown in Figure 7-2. The lower Mesozoic lithological units are the Esperanza and La Luz Formations which are composed of marine sedimentary rocks, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Guanajuato Formation conglomerates, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographic zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus. The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

Figure 7-2 does not depict the Peregrina intrusive, which is a floored body (laccolith) at the contact of the Bufa Formation rhyolite and the Guanajuato Formation conglomerate. The uppermost portion of the Peregrina intrusive extends into the Chichíndaro Formation rhyolite. The thickness of each unit presented graphically in the stratigraphic section represents the maximum thickness of that unit in the vicinity of the El Cubo mine.

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Figure 7-2 Stratigraphic column, eastern Guanajuato Mining District.

7.1.1	Esperanza Formation (Middle to Upper Triassic)

The Esperanza Formation is composed of carbonaceous and calcareous shale interbedded with arenite, limestone, and andesitic-to-basaltic lava flows, all weakly metamorphosed to phyllites, slates, and marble. The thickness of the formation exceeds 600m.

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7.1.2	La Luz Formation

The La Luz Formation overlies the Esperanza Formation and consists mainly of interbedded clastic sedimentary rocks and massive and pillow tholeiitic basalts dated at 108.4 ±2 Ma. Locally, rhyolite tuffs and agglomerates are present, and some volcanogenic massive sulfide occurrences have been reported. A minimum thickness of at least 1,000 m is recognized, but the true thickness is unknown due to deformation and sub-greenschist metamorphism. Included with the La Luz Formation are the La Palma diorite and La Pelon tonalite, which form the upper part of the Guanajuato arc. Pervasive propylitic alteration is common.

7.1.3	Guanajuato Formation (Eocene to Oligocene)

The red conglomerate characteristic of the Guanajuato Formation lies in unconformable contact with the Esperanza Formation and less frequently with the La Luz Formation andesite (Edwards, 1955). The conglomerate consists of pebbles to boulders of quartz, limestone, granite and andesite belonging to older rock units, all cemented by a clay matrix, with some interlayers of sandstone. Beds of volcanic arenites and andesitic lavas occur at the base of the conglomerate. The Guanajuato conglomerate is estimated to be between 1,500 and 2,000 m thick. Contemporaneous vertebrate paleontology and andesitic lavas (49 Ma, Aranda-Gómez and McDowell, 1998) indicate that the unit is mid-Eocene to early Oligocene in age.

7.1.4	Loseros Formation (Cenozoic)

This overlying mid-Tertiary volcanic sequence is interpreted to be within, and adjacent to a caldera. The Loseros tuff is a well-bedded, green to cream-red volcanic arenite from 10 m to 52 m thick. It is interpreted to be a surge deposit at the base of the Cubo caldera filling and Oligocene in age.

7.1.5	Bufa Formation (Cenozoic)

The Bufa Formation rhyolite is a felsic ignimbrite that is approximately 360 m thick and lies above a sharp to gradational contact. It is a sanidine-bearing rhyolite-ignimbrite with biotite as a mafic phase, and is often massive, but locally bedded. Owing to moderate welding and extensive and pervasive silicification, it is a hard rock that forms prominent cliffs east of the city of Guanajuato. It occasionally contains large lithic clasts of various types, many of which were derived from the pre-volcanic basement. At El Cubo, the Bufa rhyolite has three mappable units: a lower breccia overlain by dense, red rhyolite porphyry, in turn overlain by a massive to bedded ignimbrite. The cliff- forming Bufa rhyolite has been dated using the K-Ar dating technique to be 37 ±3 Ma, placing it in the middle Oligocene.

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7.1.6	Calderones Formation (Cenozoic)

The Calderones Formation contains a wide variety of volcanic rocks, including low- to medium-grade ignimbrites, deposits of pyroclastic flows, pyroclastic surge layers related to phreato-magmatic activity, airfall ash-rich tuffs, minor Plinian pumice layers, lahars, debris flows, reworked tuffaceous layers deposited in water, tuff-breccias and mega-breccias. Ubiquitous and characteristic chlorite alteration imparts a green to greenish blue color to almost all outcrops of the Calderones. Propylitic alteration adjacent to veins and dikes is of local importance in many outcrops.

The Calderones Formation overlies the Bufa Formation at El Cubo with a contact marked by a megabreccia composed of large (often 5 to 10 m) fragments of the Esperanza, La Luz and Guanajuato Formations. The Calderones Formation, which exceeds 300 m in thickness at El Cubo, is the upper caldera- filling unit above the surge deposit and the Bufa ignimbrites.

7.1.7	Cedros Formation (Cenozoic)

Overlying the Calderones Formation is the Cedros Formation andesite, a 100 to 640- m thick unit, which consists of grey to black andesitic lava flows with interlayered red beds and andesitic to dacitic tuffs.

The Cedros Formation is entirely post-caldera and is widespread.

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7.1.8	Chichíndaro Formation (Cenozoic)

The Chichíndaro Formation rhyolite is a sequence of domes and lava flows interbedded with poorly sorted volcanic breccias and tuffs. Fluidal porphyritic textures are characteristic in the domes and flows.

This lithologic unit is closely related to the hypabyssal Peregrina intrusion, and it ranges in thickness from 100 to 250 m. In places, the rhyolite domes contain disseminated tin and vapor-phase cavity-filling topaz distributed along the flow foliation.

The Chichíndaro rhyolite is the youngest volcanic unit in the Guanajuato mining district. Three K-Ar ages obtained from this formation (Gross, 1975; Nieto- Samaniego et al, 1996) date the unit at 32 ±1 Ma, 30.8 ±0.8 Ma and 30.1 ±0.8 Ma.

7.1.9	Comanja Granite (Cenozoic)

The Comanja granite, though not observed at El Cubo, is a unit of batholithic size, apparently emplaced along the axis of the Sierra de Guanajuato. It is Eocene in age and has been radiometrically dated at 53 ±3 Ma and 51 ±1 Ma by K-Ar in biotite (Zimmermann et al, 1990). These dates establish the youngest relative age for the Bufa formation, the youngest unit cut by the granite.

7.1.10	El Capulin Formation

The unconsolidated El Capulin Formation consists of tuffaceous sandstone and conglomerate overlain by vesicular basalt, all of Quaternary age.

7.2	Structure

The following paragraphs are modified from the summary of the structural setting of the Guanajuato mining district presented by Starling (2008) which focused on the Veta Madre but likely applies to the Sierra vein system that composes the El Cubo mine.

Pre-mineralization deformation during the Laramide orogeny (~80- 40 Ma) resulted in west-northwest trending pre- mineral folds and thrusts in the Esperanza Formation as observed in the Cebada mine on the Veta Madre.

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Early post-Laramide extension (~30 Ma) was oriented north-south to north-northeast, and controlled many vein deposits in the region (e.g. Fresnillo, Zacatecas, La Guitarra). Guanajuato appears to lie on a north-northwest-trending terrane boundary which was reactivated as a sinistral transtensional fault zone in conjunction with early stage intermediate-sulfidation style mineralization. Subsequent (~28 Ma) regional extension to the east-northeast-west-northwest resulted in basin and range-type deformation and block faulting, and is associated with a second phase of mineralization in the Guanajuato district.

Along the Veta Madre vein system, ore shoots were controlled during early-stage mineralization by counter-clockwise jogs along the main structure and at intersections with west-northwest and northeast fault zones. These tended to generate relatively steep ore shoots plunging to the south along the Veta Madre.

During the second phase of mineralization, listric block faulting and tilting affected parts of the Veta Madre veins and new systems such as La Luz developed. The veins at La Luz appear to have formed as extensional arrays between reactivated west-northwest fault zones acting as dextral transtensional structures.

The second phase vein systems tend to have formed sub-horizontal ore zones either reflecting fluid mixing zones or structural controls due to changes in dip of the fault surface. The overprint of two events means that in some deposits ore shoots have more than one orientation and that there are vertical gaps in ore grade.

Randall et al (1994) first proposed a caldera structure as a conceptual geologic model for the Guanajuato Mining District, citing the presence of a mega-breccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap-door type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, mega-breccia and topographic rim, all provide supporting evidence for this hypothesis.

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Following caldera formation, normal faulting combined with hydrothermal activity around 27 Ma (Buchanan, 1980) resulted in many of the silver-gold deposits found in the district. Within the Guanajuato Mining District there are three major mineralized fault systems, the La Luz, Veta Madre and Sierra systems. Veta Madre is a north- northwest trending fault system and the largest at 25 km long. The other systems are subparallel to it. Mineralization occurs within these systems principally on normal faults oriented parallel to the main trend; however at El Cubo northeast and east-west faults host important vein orebodies.

7.2.1	Local Structure

The El Cubo mine lies within the La Sierra fault system. Within this fault system, all three of the principal fault directions are present. Mineralized veins are found along the faults in each of these directions (Figure 7-3).

The northwest striking and southwest dipping faults are the main structures containing the very important Villalpando, La Loca, Dolores and Pastora- Fortuna veins. These veins are generally steeply dipping with some northeast dipping sections.

The east-west striking veins dip both north and south. The strike is commonly N85E°-N75°W and can be seen cutting off the northwest structures. Examples of the east-west veins are Alto de Villalpando, a splay of the Villalpando vein, and the San Nicolas (north-dipping) and San Eusebio (south-dipping) veins.

The latter two veins have relatively high gold content.

Northeast-striking veins are transverse veins that tend to have a higher gold content than the other veins. These veins normally have a southerly dip. At El Cubo, La Reina and Marmajas are examples of this series.

Veins striking north- south represent the youngest fault set and dip either east or west. These faults mostly contain veins with short strike lengths that cut the transverse series. They have enriched gold and silver values, especially in gold near the junction of the two fault systems. The Cebolletas fault strikes north- south and dips to the east, and may host an important gold-rich orebody, especially where it cuts the Villalpando vein.

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Figure 7-3 Some of the principal veins of the northern half of the El Cubo Mine

7.3	Local Geology

All of the geological formations associated with the Guanajuato district occur in the El Cubo mine area, except for the Esperanza Formation and the Comanja granite. The stratigraphic sequence at El Cubo is cut by an intrusive body called the Peregrina laccolith.

The Veta Madre historically was the most productive vein in the Guanajuato district, and is by far the most continuous, having been traced on the surface for nearly 25 km. The vein dips from 35° to 55º to the southwest with measured displacement of around 1,200m near the Las Torres mine and 1,700 m near La Valenciana mine. Most of the other productive veins of El Cubo strike parallel to the Veta Madre.

Mineralized veins at El Cubo occur in multiple formations, and are not rock type-specific. The principal host rocks for economic mineralization are the Guanajuato Formation conglomerate and the Bufa Formation rhyolite. In the new Dolores 2 discovery area, the major host rocks are the Calderones

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Formation and the Bufa rhyolite in fault contact along the Dolores fault-vein structure.

El Cubo mineralization is directly related to faulting. Mineralization occurs as open-space fillings in fracture zones or impregnations in locally porous wall rock. From 2009 through 2011, drilling tested a possible offset of the Dolores orebody on the east-west striking Capulin fault (Figure 7-4). The Dolores 2 vein was discovered on the south (downthrown) side of the fault. Mineralization also occurs in the Capulin fault and several surface holes partially tested its extents.

Veins which formed in relatively open spaces are the main targets for mining. Some weak stockworks that grade into disseminations are viable targets, especially if they are close enough to surface and can be mined from an open pit. An historic open cut exists on the Dolores vein in the vicinity of the El Tajo mill (Figure 7-5).

There are 41 veins within the El Cubo mine area that are included in the mineral resource estimate. These mineralized veins are known to occur from an elevation of 2650 m down to an elevation of 1825 m. The Villalpando and the Dolores veins have been actively mined since the early stages of mining at El Cubo.

Several transverse, northeast-striking veins with high grade gold mineralization also occur (Figure 7-3, Marmajas, La Reina, San Juan de Dios). The known extent of these veins is limited by the lack of development and exploration drilling. The veins are generally 1 to 2 m wide, with some mineralized breccia zones up to 10 m wide. Several high grade veins are only 10 to 20 cm wide.

Most of the veins dip steeply at about 70° to 90°, but some of the northwest striking veins, dip at shallower angles of 50° to 60°. Figure 7-6 shows a typical underground exposure of the Dolores 2 vein (Area 2).

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Figure 7-4 Capulin Fault- Calderones Formation (left) juxtaposed the La Bufa Formation (right).

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Figure 7-5 View looking north toward the El Tajo mill and Dolores adit showing trace of
Dolores vein contact between La Bufa Rhyolite and Calderones Formation and exploration drilling platforms.

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Figure 7-6 Dolores 2 vein, Area 2, showing width and dip of structure.

7.3.1	Alteration

All of the major veins at El Cubo show silicification halos. Intense silicification of the wall rocks of the San Nicolas vein system has contributed to it being a topographic high. Most of the Cubo- Peregrina rhyolite dome has a colour anomaly, with the grey surface bleached to white. The presence of abundant clay minerals in the upper levels of the El Cubo mine are consistent with acid sulphate alteration due to boiling. Grey sericite alteration is more typical of deeper halos. This sericite alteration is especially noticeable on the Villalpando vein where the Guanajuato Formation conglomerate is pale grey in color. The grey alteration contrasts with the dark chloritic alteration that is most noticeable in the andesitic

Calderones tuff. Adularia is present in the El Cubo veins and is more common in the northwest striking veins. The author noted amethyst gangue in some abundance in the Dolores, San Francisco, and Villalpando veins, representing occurrence over a vertical range of over 450 m (Figure 7-7).

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Alteration of the wall rock is intense and can be a useful guide in prospecting.

Figure 7-7 San Francisco Vein, Stope 3-430, showing principal banded quartz-amethyst vein.

7.4	Mineralization

Mineralized veins at El Cubo consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide- rich bands within the veins, with little mineralization within the wall rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) and silicification alteration which forms haloes around the mineralizing structures. The vein textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting.

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Most production is extracted from two of the principal district vein systems, the Veta Madre (Las Torres lease only) and La Sierra (El Cubo mine), which are illustrated in Figures 7-1 and Figure 7-3. Economic concentrations of precious metals are present in “shoots” distributed vertically and laterally between non-mineralized segments of the veins. Vein intersections are locally the site of important historic bonanzas, notably the San Nicolas-Villalpando intersection, nearly perpendicular, and the intersections of various named splays along the principal El Cubo vein, the Villalpando vein. Overall, the style of mineralization is pinch-and-swell with some flexures resulting in closures and others generating wide sigmoidal breccia zones.

Primary economic mineralization at El Cubo is gold and silver. During World War II, some selenium was recovered and sold (Clark, 2009). Base metal values are generally absent, except for small amounts of chalcopyrite. El Cubo appears to be a low sulfidation system with pyrite but no arsenopyrite.

The silver-rich veins, such as Villalpando, contain quartz, adularia, pyrite, acanthite, naumannite and native gold. Native silver is widespread in small amounts. Much of the native silver is supergene. Silver sulfosalts (pyrargyrite and polybasite) are commonly found at depth. Gold rich veins, such as San Nicolas, contain quartz, pyrite, minor chalcopyrite and sphalerite, electrum, and aguilarite.

A vertical mineralogical zonation occurs in the vein system. The upper-levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite.

The gold/silver ratio in the more gold-rich veins typically ranges from 1:15 to 1:30. The gold/silver ratio in the silver rich veins typically ranges from 1:60 to 1:150, and sometimes higher. The overall gold/silver ratio for the 41 veins included in the resources and reserves is 1:64. The metal zoning appears to be related, at least in part, to elevation. Ranges for gold/silver ratios at El Cubo vary from 1:10 to 1:20 in upper mine levels, from 1:40 to 1:50 in middle mine levels; and 1:100 to 1:150 at depth. Veins are barren below an elevation of about 1800 m.

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8.0	DEPOSIT TYPES

The Guanajuato silver-gold district is characterized by classic, high grade silver-gold, epithermal vein deposits with low sulfidation mineralization and adularia-sericite alteration. The Guanajuato veins are typical of most epithermal silver-gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization.

Epithermal systems form near the surface, usually in association with hot springs, and to depths on the order of a few hundred metres. Hydrothermal processes are driven by remnant heat from volcanic activity. Circulating thermal waters rising up through fissures eventually reach a level where the hydrostatic pressure is low enough to allow boiling to occur. This can limit the vertical extent of the mineralization, as the boiling and deposition of minerals is confined to a relatively narrow range of thermal and hydrostatic conditions. In many cases, however, repeated healing and reopening of host structures can occur, imparting cyclical vertical movement of the boiling zone and resulting in mineralization that spans a much broader range of elevation.

As the mineralizing process is driven by filling of void spaces and fissures, mineralization geometry is affected by the permeability and orientation of the host structures. Mineralization tends to favour dilatant zones in areas where fractures branch or change orientation, which may be driven, in turn, by wall rock competency and/or relative hardness of individual strata.

Low-sulfidation epithermal veins in Mexico typically have a well-defined, sub- horizontal ore horizon about 300 m to 500 m in vertical extent, where high grade ore shoots have been deposited by boiling hydrothermal fluids. The minimum and maximum elevations of the mineralized horizons at the El Cubo mine have not yet been established precisely, but historic and current production spans an elevation range from 1850 to 2650 m.

Silver and gold are generally zoned to some extent in epithermal vein deposits, and mineralization at El Cubo is no exception. The gold-to-silver ratio varies from 1:30 in the upper reaches of the deposit (typified by San Nicolas, Area 1) to 1:100 in the deeper parts of the mine (typified by Peregrina, Area 4, and Dolores 2, Area 2).

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Low-sulfidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted either by the veins themselves or in the vein wall rocks. The hydrothermal fluid can travel along discrete fractures creating vein deposits, or it can travel through permeable lithology such as poorly welded ignimbrite flows, where it may deposit its load of precious metals in a disseminated fashion. In general, disseminated mineralization is found some distance from the heat source.

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9.0	EXPLORATION

9.1	2013 Mine Exploration

The mine conducted drilling programs on a number of targets related to veins which are being exploited. The mine drilling occurred on both surface and underground in 2011 and is discussed in more detail in Section 10 of this report.

9.2	2013 Surface Exploration and Drilling

In 2013, Endeavour Silver spent US $3,162,159 (including property holding costs) on exploration activities mainly in the Asunción- Capulin East, Dolores North-La Loca areas, as detailed in Table 9-1.

Table 9-1
Summary of the 2013 Expenditures for the El Cubo Surface Exploration Program

Area / Description	US$
ASSAYS	21,698
FIELD	610
HOUSING	1,068
FOOD	248
GEOLOGY AND ENGINEERING PERSONNEL	46,929
TRAVEL & LODGING	43
REPAIR & MAINTENANCE	65
NO DEDUCIBLES	1,110
El Cubo Subtotal	71,771
ASSAYS	81,127
CONSULTANTS	2,377
DIAMOND DRILLING	1,742,555
FIELD	17,635
HOUSING	15,753
FOOD	2,589
OFFICE SUPPLIES & EQUIPMENT	777
GEOLOGY AND ENGINEERING PERSONNEL	339,044
ROADS AND DRILL PADS	73,694
SALARIES (SUBTOTAL)	55,817
TRAVEL & LODGING	11,240
GAS	7,748
REPAIR & MAINTENANCE	14,137
NO DEDUCIBLES	10,343
Asunción - Capulin East Subtotal	2,374,837
ASSAYS	1,061
FIELD	14
GEOLOGY AND ENGINEERING PERSONNEL	12,920
TRAVEL & LODGING	362
REPAIR & MAINTENANCE	771

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NO DEDUCIBLES	4
Villalpando Gap Subtotal	15,132
ASSAYS	25,866
CONSULTANTS	2,377
FIELD	76
GEOLOGY AND ENGINEERING PERSONNEL	30,749
ROADS AND DRILL PADS	1,846
TRAVEL & LODGING	342
Cebolletas Subtotal	61,257
ASSAYS	25,228
DIAMOND DRILLING	482,105
FIELD	740
HOUSING	3,919
FOOD	319
OFFICE SUPPLIES & EQUIPMENT	462
GEOLOGY AND ENGINEERING PERSONNEL	41,537
ROADS AND DRILL PADS	17,924
SALARIES (SUBTOTAL)	2,364
TRAVEL & LODGING	1,077
GAS	2,919
REPAIR & MAINTENANCE	1,385
NO DEDUCIBLES	2,460
Dolores Norte - La Loca Subtotal	582,438
ASSAYS	45,815
GEOLOGY AND ENGINEERING PERSONNEL	10,909
Cabrestantes Subtotal	56,725
Grand Total	3,162,159

9.3	2013 Surface Exploration Activities

9.3.1	Drilling

During 2013, Endeavour Silver completed a total of 18,448.85 m in 47 surface diamond drill holes at the El Cubo Mines Project. A total of 3,000 samples were collected and submitted for assays. Surface exploration drilling undertaken during 2013 is summarized in Table 9-2.

Table 9-2
Exploration Drilling Activities in 2013

Project Area	Number of Holes	Total Metres	Number of Samples Collected
Dolores North	4	1,093.95	168
La Loca	6	2,534.60	153
La Paz	3	1,028.80	32
Asunción	34	13,791.50	2,647
Total	47	18,448.85	3,000

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Surface diamond drilling was conducted by Layne de Mexico S.A. de C.V. (Layne), a wholly-owned subsidiary of the USA-base Layne Christensen Company (Layne Christensen). Neither Layne nor Layne Christensen holds an interest in Endeavour Silver and both are independent of the company.

9.3.2	Other Surface Exploration Activities

9.3.2.1.      Surface Geological Mapping and Sampling

During 2013, the exploration activities were focused on the completion of the interpretation of local targets (Figure 9-1) such as the Villalpando Gap, detailed mapping and sampling in the Dolores North, La Loca Central, La Loca North and Asunción-Villalpando (south of the Capulin Fault).

Figure 9-1 Surface Map showing Local Targets

Geological mapping and sampling was also conducted on the regional targets (Figure 9-2) including Cebolletas-Villalpando, South-Violeta (Villalpando vein) and the Cabrestantes-Nayal veins. During these activities a total of 4,968 rock/soil samples were collected and sent for analysis.

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Figure 9-2 Surface Map showing Regional Targets

La Loca

During January and February, geological mapping, rock and soil geochemical sampling was conducted in the La Loca area (Figure 9-3). A total of 617 rock/soil samples were collected and submitted for analysis. Assay results are shown in Table 9-3.

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Table 9-3
Significant Assays for Rock sampling in the La Loca area

Sample ID	Width (m)	Description	ALS Lab. (ppm)
			Au	Ag
LC-3	1.50	Tca; hilos de Qz mm; OxFe; Arg mod.	0.16	0.2
LC-4	0.40	Tca; reliza de falla, Sil mod; OxFe; Arg debil.	0.22	15.1
LC-5	1.50	Tca; Arg mod-debil; OxFe; Vtlls mm de Qz (esporadicos).	0.05	2.1
LC-11	1.50	Tca; disminuye alt. OxFe en Fr; Arg debil.	0.11	0.4
LC-169	1.50	zona de fuerte alteración por oxidación	0.02	2.2
LC-170	1.50	zona de fuerte alteración por oxidación	0.03	4.1
LC-171	1.50	zona de fuerte alteración por oxidación	0.08	2.8
LC-172	1.50	zona de fuerte alteración por oxidación	0.08	2.8
LC-173	1.50	con escaso vetilleo de czo	0.01	1.8
LC-174	1.50	con escaso vetilleo de czo	0.01	1.2
LC-176	1.50	con escaso vetilleo de czo	0.01	2.3
LC-177	1.50	alteración argilica moderada	0.01	1.2
LC-178	1.50	alteración argilica moderada	0.02	2.5
LC-180	1.50	bajo de zona silicificada	0.01	2.5
LC-181	1.50	bajo de zona silicificada	0.01	1.1
LC-221	1.50	zona silicificada en arroyo	0.018	0.3
LC-229	0.70	de azimut 178 C/83° al NE	<0.005	3.2
LC-241	1.00	Zona de fuerte alteración argilica	<0.005	0.3
LC-253	1.40	zona de alteración argilica moderada, FeOx débil	<0.005	0.3
LC-267	0.60	alto	0.091	11.6
LC-274	0.70	vetilla de czo-cca, azimut 193 c/65 al NW	0.007	0.5
LC-275	0.40	vetilla de czo-cca, azimut 181 c/72 al NW	<0.005	0.3
LC-278	1.10	zona muy silicificada	0.165	0.8
LC-280	1.50	fracturamiento de azimut 165 c/71 al NE	<0.005	0.3
LC-281	1.00	zona con vetilleo de 4mm a 2cm de czo azimut 195	<0.005	0.3
LC-282	1.00	zona con vetilleo de 4mm a 2cm de czo azimut 195	0.012	0.2
LC-318	0.75	Tca; Arg debil; OxFe de int mod.	<0.005	0.3
LC-335	1.00	Tca; Sil debil; OXFe en Fr.	<0.005	0.4
LC-341	0.80	Tca; Arg fuerte; OxFe.	<0.005	0.3
LC-343	1.00	Tca; Arg debil (disminuye); OxFe.	0.012	0.6

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Figure 9-3 Surface Geological Map of the La Loca area

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Asunción

During August, geological mapping and sampling was conducted in the Asunción area. A total of 335 rock samples were collected and submitted for analysis, no significant assays were returned. Additional samples were collected over mine dumps (Table 9-4), this sampling returned anomalous gold and silver values.

Reconnaissance mapping focused on tracing the Asunción-Villalpando System. In the area the Villalpando Vein deflects to the NE, with only traces of exposed vein, mostly covered by soil and vegetation. The structure was correlated with several small outcrops (argillized, oxidized and silicified).

Eight historic trenches were located in the area over the Villalpando Vein.

Table 9-4
Assay results for dump samples collected in the Asunción area

Sample_ID	Type	Au (ppm)	Ag (ppm)
CAV-277	Terrero	1.89	280
CAV-284	Terrero	4.4	151
CAV-285	Terrero	1.43	102
CAV-286	Terrero	2.6	55
CAV-287	Terrero	0.72	54
CAV-288	Terrero	1.03	89
CAV-289	Terrero	1.71	349
CAV-290	Terrero	2.66	130
CAV-291	Terrero	0.13	26
CAV-292	Terrero	0.63	51

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Figure 9-4 Surface Geological Map of the Asunción area

Figures 9-5 & 9-6 Photographs showing adit (left) and cross-cut over the Villalpando vein (right).

Cebolletas-Villalpando South

During 2013, geological mapping, trenching and sampling was conducted in the Cebolletas-Villalpando South area (Figure 9-7 through Figure 9-9). The objective was to reconnaissance the presence of the Villalpando South vein and other possible secondary structures in the zone at South of Asunción. A total of 803 rock samples were collected and submitted for assays, significant results are shown in Table 9-5.

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In this area Villalpando Vein consisted of a vein of brecciated texture; with zones of stockwork of white Quartz, and bands of massive Quartz, with Chlorite, FeOx and traces of dark minerals. The general trending is NW70ºSE, dipping 38º-64ºSW, with variable width from 0.60 to 1.80 m. The zone presents a stockwork at the hanging wall, with veinlets of Quartz (white) and FeOx, in a Rhyolite of porphyritic texture and moderate silica alteration. The structure was traced for about 2250 m, between sections 2250 and 4500 (Figure 9-10 through Figure 9-16).

Between sections 2900 and 4000 the Dalia vein was traced for around 1,100 m, the width varies from 0.35 to 1.0 m; the structure is a detachment of Villalpando. Most of the outcrops consisted in a parallel zone of veinlets of white quartz + FeOx (Figure 9-17). The results for the collected samples show anomalies from 0.122 up to 7.59 g/t Au.

At the Southeast End, were located two secondary structures at the hanging wall of the Villalpando System (Figure 9-18) and consisted of outcrops of breccias of white and amorphous Quartz and Stockwork zones; the mineralogy consisted of Fe (Ox) and Mn (wad type) and Pyrolusite. The structures were projected for around 500 and 300 m long respectively and widths from 0.20 to 0.95 m. The results for the collected samples show anomalies up to 0.685 g/t Au.

During July and August, in order to test the continuity and variation of grades over the trace of the structures, mainly in blind areas, a trenching program was made. A total of 39 trenches were completed with an approximate length of 579 m and 399 samples were collected and submitted for assays (Table 9-6).

Table 9-5
Significant Assays for Rock sampling in the Cebolletas area

Sample ID	Width (m)	Description	ALS Lab.
			Au (ppm)	Ag (ppm)
CEB-133	0.3	Bx. Fragms volcanicos y Qz bco, Cl + FeOx	0.38	12
CEB-143	0.2	Vnlt Qz bco y crist, Fe-Mn(Ox), Pirolusita	0.4	10
CEB-157	0.6	Zona int Sw, vtlls Qz bco + Pirolusita	0.33	10
CEB-346	0.2	Qz bco amorfo + esc presencia de oquedades	1.08	22
CEB-347	0.5	Vtlls Qz bco + Fe-Mn (Ox)	0.39	12

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CEB-357	0.4	Qz bco amorfo + Fe (Ox)	1.66	69
CEB-360	0.2	Qz bco txt bx + presencia de oquedades + Py fina diss <1%	3.62	65
CEB-399	0.2	Qz bco amorfo	6.87	55
CEB-419	0.3	Qz bco + Fe-Mn (Ox)	1.37	32
CEB-438	0.2	Bx matriz volc + fragms Qz bco + vtlls Qz bco	1.57	38
CEB-441	0.4	Qz bco + presencia de oquedades + trazas de Py y min obscuros	0.61	12
CEB-454	0.3	Fag + arg-int + vtlls Qz bco	3.65	48
CEB-456	0.5	Zona arg-int	2.09	32
CEB-457	0.2	Material de falla	6.61	30
CEB-458	0.2	Andes txt Po	0.39	78
CEB-460	0.2	Material de falla	3.28	50
CEB-462	0.5	Andes txt Po	1.15	24
CEB-463	0.2	Material de falla + vtlls Qz bco	1.62	33
CEB-468	0.2	Matrial de falla + Fe (Ox) + min obscuros	2.81	71
CEB-471	0.2	Bx matriz Qz bco + fragms volcs + esc Fe (Ox)	0.82	44
CEB-654	0.6	Zona arg-débil	3.81	24
CEB-657	0.3	Zona arg-int + vtlls Qz bco + Fe (Ox)	1.55	10
CEB-797	0.5	Zona arg-mod + Fe (Ox) + sil-débil	6.93	50
CEB-804	0.2	Vtll Qz bco txt ban	0.9	71
CEB-806	0.5	Qz bco txt bx, fragms volcs y sil + Fe (Ox) + vtlls amatista + Chl + trazas sulf	0.8	26
CEB-809	0.4	Zona arg-int + Qz bco y crist + Fe (Ox)	1.07	23
CEB-817	0.6	Zona arg-mod + vtlls Qz bco	1.41	45
CEB-818	0.3	Zona arg-mod + Fe (Ox)	2.31	50
CEB-819	0.6	Qz bco amorfo	9.9	197
CEB-823	0.3	Zona arg-mod + vtlls Qz bco + Fe (Ox)	2.54	29
CEB-824	1	Qz bco con ligera bx con fragms volcs + Fe (Ox)	2.25	45
CEB-827	0.2	Qz bco txt ligeramente bx-ban + Fe (Ox)	2.61	122
CEB-836	0.5	Qz bco txt bx-ban + Py diss <1% + trazas de sulf	13.4	292
CEB-837	0.6	Qz bco amorfo	8.46	159
CEB-838	0.4	Zona arg-int + vtlls Qz bco + Fe (Ox)	0.97	26
CEB-839	0.4	Qz bco txt bx-ban + fragms volcs + Fe (Ox)	0.94	33
CEB-862	0.2	Qz bco bx + fragms volcs	7.74	76

Table 9-6
Significant Assays for Rock sampling in Trenches in the Cebolletas-Villalpando South area

Trench	Trench Length	Strike	Looking	Sample ID	Sample Length	Description	Au (ppm)	Ag (ppm)
TVP-09	7	NE 50° SW	40° NW	VP-58	0.6	Bajo VP-59. Tace txt Po	0.045	3.5
				VP-59	0.5	Bajo VP-60. Zona arg-mod	0.025	0.3
				VP-60	0.7	Villalpando Vein. Bx Qz bco-fragms volcs + Py diss <1%	0.344	21.6
				VP-61	0.3	Zona de falla. (Fag)	0.082	1.8
				VP-62	0.7	Villalpando Vein. Bx Qz bco-fragms volcs + Py diss <1%	0.169	4.6
				VP-63	1	Alto VP-62. Zona arg-mod	0.078	0.7
				VP-64	1	Alto VP-63. Zona arg-mod	0.013	<0.2
				VP-65	0.8	Alto VP-64. Tace txt Po	0.007	0.2
TVP-10	7.5	NE 50° SW	40° NW	VP-66	1	Bajo VP-67. Tace txt Po	0.28	10.5
				VP-67	0.6	Bajo VP-68. Tace txt Po	6.38	65.8

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				VP-68	1	Villalpando Vein. Bx Qz bco-fragms volcs + Py diss <1%	0.82	49.9
				VP-69	0.9		0.32	13
				VP-70	1		0.94	15.8
				VP-71	0.5	Alto VP-70. Tace txt Po	0.21	1.7
				VP-72	0.8	Alto VP-71. Tace txt Po	0.05	0.9
				VP-73	1	Alto VP-72. Tace txt Po	0.02	0.2
TVP-33	20	NE 35° SW	55° SE	VP-324	0.3	Vtlls Qz bco txt ban	1.74	6.9
				VP-325	0.5	Bajo VP-326. Tace txt Po	0.01	0.2
				VP-326	0.8	Asuncion Vein. Vtlls Qz bco txt ban	0.08	0.3
				VP-327	0.4	Asuncion Vein. Zona arg-int + vtlls mm Qz bco	0.03	0.3
				VP-328	0.7	Alto VP-327. Zona arg-mod	0.05	<0.2
				VP-329	0.7	Alto VP-328. Zona arg-mod	0.04	0.5
				VP-330	0.6	Alto VP-329. Zona arg-mod	0.14	0.8
				VP-331	1	Alto VP-330. Zona arg-mod	0.05	0.5
				VP-332	1	Alto VP-330. Zona arg-débil	0.01	<0.2
				VP-333	0.2	Falla. Sil-int + Qz bco txt amorfo	0.08	0.3
				VP-334	0.6	Veta. Qz bco amorfo + esc Fe (Ox)	0.07	0.6

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Figure 9-7 Surface Geology Map of the Cebolletas-Villalpando South area.

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Figure 9-8 Surface Geology Map of the Cebolletas-Villalpando South area, zoom in the Dalia vein zone.

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Figure 9-9 Surface Geology Map of the Cebolletas-Villalpando South area, zoom in the Southeast End zone.

Figure 9-10 View looking NW, showing the Villalpando vein.

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Figure 9-11 Photograph looking at NW, showing the shaft over the Villalpando vein.

Figures 9-12 & 9-13 Photographs showing working in the Villalpando vein (looking at SE and NW).

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Figures 9-14 & 9-15 Views looking SE and NW, showing the Villalpando vein.

Figure 9-16 View looking SE showing the Villalpando vein and inclined shaft.

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Figure 9-17 View looking SE showing the Dalia vein and inclined shaft.

Figure 9-18 Photograph showing the vein at the hanging wall (Southeast End of the Villalpando South area).

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Figure 9-19 Photograph showing Villalpando vein and trench.

Cabrestantes

During March to May, geological mapping and sampling was conducted in the Cabrestantes area (Figure 9-20). A total of 497 samples were collected and submitted for analysis. Significant gold and silver results are shown in Table 9-7.

The Cabrestantes Vein (Figure 9-21) is a hydrothermal structure and consisting of vein with brecciation and locally as stockwork; comprised mainly of quartz (white-chalcedony-crystalline), with crustiform and bladed texture; also with banded-colloform-vuggy-botryoidal textures (Figure 9-23 through Figure 9-25). The width varies from 0.3 to 4 m, trending NW20º-30ºSE, dipping 45º-80º SW. The structure has a strike length of about 1350 m.

The main alterations are silicification, potassic and weak argillization; resulting in alteration halos up to 10m around the Cabrestantes Vein.

The Cabrestantes Vein is hosted in the north at the contact between the Calderones and Cedros Formations, and in the south between Calderones and Bufa Formations; in the Cabrestantes South area it’s hosted in the Bufa Formation.

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Table 9-7
Significant assay results for rock sampling in the Cabrestantes area

Sample ID	Width (m)	Structure	Description	ALS Lab.
				Au (ppm)	Ag (ppm)
CC-002	1.5	Cabrestante Vein	alto de veta	2.01	97
CC-006	1.5	Cabrestante Vein	reliz de azimut 324 c/50° al SW	1.56	55
CC- 070	1	Cabrestante Vein	Trb; Sil fuerte; Vtlls de Qz; OxFe en Fr; Bajo.	17.2	55
CC- 076	1.5	Cabrestante Vein	Tca; Vtlls de Qz; OxFe en Fr; Arg debil; Sil esporadica por Vtlls; 65dg.	1.5	70
CC- 081	0.9	Cabrestante Vein	Bx; Frg Trb; Qz bco, band; Arg; OxFe en Fr y matriz.	6.5	124
CC- 110	0.5	Cabrestante Vein	Tce; Stk; Qz bco band; Arg debil; OxFe en Fr.	0.29	67
CC- 111	0.6	Cabrestante Vein	Tce; Sil mod; Vtlls Qz; OxFe en Fr; pirolusita; Vtlls hasta 10cm.	0.65	128
CC- 112	1	Cabrestante Vein	Tce; Sil mod; Vtlls Qz; OxFe en Fr; pirolusita; Vtlls hasta 10cm.	0.82	182
CC- 113	0.6	Cabrestante Vein	Bx; Arg debil; Frg de Tce sil; OxFe Fuerte;	1.4	91
CC- 114	1	Cabrestante Vein	Tce; bajo; Vtlls Qz; Sil fuerte; pequenas Bx; OxFe.	2.9	61
CC- 116	1	Cabrestante Vein	Tce; Stk debil; vtlls de Qz; Sil mod; OxFe debil en Fr; Qz bco band.	1	95
CC- 117	0.75	Cabrestante Vein	Tce; Stk debil; vtlls de Qz; Sil mod; OxFe debil en Fr; Qz bco band.	0.7	76
CC- 119	0.5	Cabrestante Vein	Tce; Stk mod; Vtlls Qz bco band drusas; OxFe en Fr; Sil mod; OxMn.	0.17	125
CC-121	1	Cabrestante Vein	Tce; Vtlls de Qz; Sil mod; OxFe en Fr.	1.1	99
CC- 122	0.8	Cabrestante Vein	Tce; Alto; Arg mod; Sil debil; Vtlls de Qz; OxFe.	0.9	251
CC- 125	0.4	Cabrestante Vein	Tca; Vtlls de Qz band; Sil mod; OxFe en Fr.	8.4	64
CC- 136	0.9	Cabrestante Vein	Tce; Bx+Stk; Frg Tce; Sil fuerte; OxFe, jarosita; Frg Tce sil.	9.5	245
CC-137	1	Cabrestante Vein	Tce; Vtlls de Qz; Sil mod; OxFe en Fr.	3.4	55
CC- 185	0.45	Desp. Cab. II Vein	Vtlls de Qz bco band cristalino; drusas; ; Trb silificacion.	1.7	44
CC- 327	0.4	Purisima Vein	Reliz; Vtlls Qz bco masivo; Sil fuerte; OxFe; Tca.	5.2	77

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Figure 9-20 Surface Map of the Cabrestantes area.

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Figure 9-21 Photograph showing the Cabrestantes vein.

Figure 9-22 Photograph showing sampled Breccia in the Cabrestantes vein.

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Figure 9-23 & 9-24 Photographs showing bladed and botryoidal texture in quartz.

Figure 9-25 Photograph showing replacements textures.

Nayal

During May to December, geological mapping, trenching and sampling was conducted in the Nayal area (Figure 9-26). A total of 1,092 rock samples were collected and submitted for analysis. Significant gold and silver results are shown in Table 9-8. In addition to the rock samples collected, the trenching program included:

•	Nayal: A total of 9 trenches with 134 samples.

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•	Georgina: A total of 13 trenches were completed and 177 samples.

•	El Bosque: A total of 7 trenches and 93 samples.

The Nayal structure consisted of a quartz breccia, located at the contact between the Calderones and Bufa Formations, mostly in the southern part. In the central-north part, it is located at the contact between the Cedros and Calderones Formations; and in the north it may be hosted in the Calderones Formation, but the zone is densely covered by soil and difficult to trace. The general trend is NW40º, dipping 65ºSW; the width of the breccia is around 3m. The best expression of the structure is in the “El Tajito” area, were it is located at the entrance to an old working with an exposure of close to 60m. In the hanging wall of the “Tajo” zone, there is a possible extension of up to 45m of alteration, including brecciated and stockwork zones; the main alteration is silicification, argillization and oxidation. In the footwall, there possibly is an extension of about 25m; the main alteration is silicification with quartz veinlets and small breccias. The zone of interest is 350 m along the structure. The Breccia does not outcrop completely and is seen in intermittent outcrops and old workings.

In the Nayal area, trenches were excavated in the footwall of the Nayal vein to test for anomalous values. The trenches uncovered alteration zones (mainly silicification), and also a breccia zone with volcanic fragments and gray silica, 1-2% disseminated Pyrite; with anomalous values up to 1.32 g/t Au and 98.8 g/t Ag (NL-41).

The Georgina Vein is a secondary vein in the hanging wall of Nayal, and consists mainly of veinlet zones with argillization and silicification (moderate to intense). Zones of skeletal quartz were also located. The length of the Georgina Vein was confirmed to be around 300m, with an average width of 0.60m. In the Georgina area, trenches were dug to correlate the vein in the NW part; and gather data on the quartz structures and breccias.

Trenching in the El Bosque area commenced over the trace of the vein at SW part. Observed in the trenches was an intense alteration (Arg-Ox) with minor quartz (white) and FeOx; traces of the El Bosque vein.

Trenches in the SE part of the El Bosque vein were made in order to define the extension. Three long trenches (20 to 25 m approx.) were excavated but did not show clear evidence of the extension of the vein, even though the trenches were sampled completely to find any anomaly which could indicate a relationship at least in the trace of the vein.

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Table 9-8
Significant Assays for Rock sampling in the Nayal area

Sample ID	Structure	Description	Width (m)	ALS Lab.
				Au (ppm)	Ag (ppm)
CNL- 042	PROYECCION ESTRUCTURA AL BAJO NAYAL	Trb; Arg debil; Vtlls Qz cristalino; OxFe.	0.85	2.9	193
CNL1042	VEIN	Qz bco txt bx con fragms Qz bco + Mn tipo wad	0.4	3.38	268
CNL-183	BAJO EL NAYAL	Tca; Vtlls Qz cristalino; OxFe fuerte;	0.4	5.6	178
CNL- 190	VETA EL NAYAL	Bx Qz cristalino color azulado; Arg mod; Sil local; OxFe; Py diss.	0.5	0.9	159
CNL- 193	BAJO EL NAYAL	Trb; Sil fuerte; Vtlls Qz cristalino, text band; OxFe en Fr, hematita; Py diss.	0.6	0.4	381
CNL- 202	VETA EL NAYAL	BxFalla, consolidada; Sil fuerte; Frg Qz bco masivo; Py diss; OxFe.	0.7	4.6	187
CNL- 205	AL LADO DEL TERRERO?	Tca; Vtlls Qz, bco cristalino; Sil fuerte; Bx mms; OxFe, debil OxMn.	1.05	2.8	203
CNL- 235	AFLORAMIENTO PARALELO A LA PROYECCION DE LA VETA	BxQz; Qz cristalino de text band; Frg de Tca, de Sil mod angulosos; OxFe; esporadica Py diss.	0.7	4.4	208
CNL- 236	AFLORAMIENTO PARALELO A LA PROYECCION DE LA VETA	BxQz; Qz cristalino de text band; Frg de Tca, de Sil mod angulosos; OxFe; esporadica Py diss.	0.55	2.1	293
CNL- 253	BAJO EL NAYAL	Tca; Sil hipervasiva; Py diss; Posibles Sulf de Ag; OxFe en Fr.	0.45	8	257
CNL- 371	VETA EL NAYAL	BxQz; Qz cristalino grisaseo; Frg argilizados; Sil Mod; Arg debil; OxFe (int mod); Py diss; Muestras separadas por Reliz.	0.4	0.87	188
CNL- 372	BAJO EL NAYAL	Tca; tramos brechados; Arg mod con Frg sil mod; Frg Qz; OxFe de int mod; esporadica Py.	1	1.6	203
CNL-407		Vtlls Qz bco; Sil F; Py diss; OxFe en Fr; Vtlls de hasta 10cm.	0.5	2.1	227
CNL- 409	VETA EL NAYAL	Zona de veta; Qz bco amorfo; Py diss; OxFe; posibles Sulf. De Ag.	0.2	2.2	226
CNL-410	VETA EL NAYAL	Tce; QzBx; Qz bco amorfo; Sil mod; OxFe.	0.35	2.7	292
CNL-431	VETA EL NAYAL	Tca; Reliz; Qz bco crist band, drusas; Py diss, esporadica.	0.5	1.5	216
CNL- 437	VETA EL NAYAL	Reliz; Bx; Frg Tca; Sil fuerte; OxFe; Py diss; Qz bco masivo, cristalino band.	0.65	1.9	249
CNL-440	VETA EL NAYAL	Reliz; Bx; Tca; Sil F; Py diss; Qz cristalino band;	0.55	0.85	423
CNL- 655	VEIN DEL BOSQUE	Sil S. QzBx. Frag ang.Sil Gris. +Qz gris y cristalino debil.FeOMn	0.6	2.21	126
CNL- 657	VEIN DEL BOSQUE	Vn QzBx frag sil gris. Alto cont.Py Dis. Drusas de qzo cristalino.min oscuros.	0.7	1.58	113
CNL911	VEIN	Qz bco + Calced	0.2	3.48	293

Table 9-9
Composites of trenches in the Nayal area

Trench	Trench Length	Strike	Looking	Description	Width (m)	Au (ppm)	Ag (ppm)	AgEq

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TNL-01	10.5	NE 55° SW	NW 35°	Bx matriz volcanica sil-int + fragms silica gris y volcs + Py diss 1-2%	2.00	0.82	46.3	91.2
TNL-02	20.0	NE 50° SW	NW 40°	Bx matriz volcanica sil-int + fragms silica gris y volcs + Py diss <1%	0.95	0.02	0.8	2.2
TNL-03	9.0	NE 55° SW	NW 35°	Bx matriz volcanica sil-int + fragms silica gris y volcs + Py diss <1%	0.80	0.38	13.9	34.5
TNL-04	22.0	NE 45° SW	NW 45°	Zona arg-mod, sil-débil	21.20	0.10	6.5	12.0
TNL-05	25.0	NE 30° SW	NW 60°	Zona arg-sil muy débil	22.65	0.05	1.8	4.6
TNL-06	12.5	NE 55° SW	NW 35°	Zona sil-mod + arg-débil	12.45	0.03	1.2	2.9
TNL-07	9.0	NE 65° SW	NW 25°	Zona sil-mod + arg-débil	8.55	0.03	5.5	6.9
				Riolita txt Po + arg-débil	11.20	0.01	0.0	0.3
TNL-09	12.0	NE 55° SW	NW 35°	Zona arg-mod + ox-débil	9.85	0.24	14.0	27.2

Table 9-10
Composites of trenches in the Georgina area

Trench	Trench Length	Strike	Looking	Description	Width (m)	Au (ppm)	Ag (ppm)	AgEq
TGR-01	6.0	NE 75° SW	NW 15°	Incipiente vetilleo de Qz cristalino + zona arg-mod + Fe (Ox)	0.70	0.07	0.7	4.7
TGR-02	6.5	NE 85° SW	NW 5°	Zona arg-mod	6.55	0.02	0.2	1.2
TGR-03	11.0	E-W	N	Ry txt Po + arg-débil / Zona arg-int + ox-mod + Fe (Ox) + vtll Qz bco	7.75	0.01	0	0.5
TGR-04	7.5	NE 65° SW	NW 25°	Georgina Vein. Qz bco-crist, txt bx + fragms volcs muy arg	0.60	0.03	0.4	1.9
TGR-05	28.5	NW 85° SW	NW 5°	Georgina Vein. Qz bco-crist, txt bx + fragms volcs muy arg	0.40	0.02	0.7	1.9
TGR-06	8.0	NE 45° SW	NW 45°	Vtll paralela a Georgina. Qz bco txt bx + fragms volcs muy arg	0.20	0.01	<0.2	0.8
TGR-07	31.0	NE 70° SW	NW 20°	Vtll paralela a Georgina. Qz bco txt bx + fragms volcs muy arg	0.30	0.02	0.3	1.1
				Georgina Vein. Qz bco-crist, txt bx + fragms volcs muy arg	0.25	0.03	0.2	1.6
TGR-08	13.5	NE 60° SW	NW 30°	Georgina Vein (Traza). Vtlls Qz bco- crist + Fe (Ox) + arg-débil	0.30	0.02	<0.2	1.3
TGR-09	5.5	NE 65° SW	NW 25°	Zona ox-int + arg-mod	5.05	0.02	0.2	1.2
TGR-10	10.5	NE 60° SW	NW 30°	Proy. Veta Georgina. Zona de bx con frgms Qz bco + Fe (Ox) + arg-int + sil- mod	0.40	0.02	0.4	1.7
TGR-11	13.0	NE 70° SW	NW 20°	Proy. Veta Georgina. Zona de sil-mod + alto cont de Fe (Ox) / Zona de ox- mod + arg-débil	1.30	0.03	0.5	2.3
TGR-12	20.0	NE 75° SW	NW 15°	Georgina Vein. Qz bco amorfo	0.40	0.25	3.5	17.1
TGR-13	9.0	NE 65° SW	NW 25°	Zona de ox / Vtlls Qz bco	8.35	0.03	0.3	2

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Table 9-11
Composites of trenches in the El Bosque area

Trench	Trench Length	Strike	Looking	Description	Width (m)	Au (ppm)	Ag (ppm)	AgEq
TBS-01	7.5	NE 50° SW	NW 40°	Proyección veta El Bosque. Arg -ox intensa + esc cont Qz	2.1	0.04	1.8	4.1
TBS-02	8.0	NE 45° SW	NW 45°	Traza veta el Bosque. Arg-ox mod + Fe (Ox) + Qz crist	2.35	0.09	1.5	6.7
TVP-03	7.0	NE 55° SW	SE 35°	Zona de ox-int + arg-mod	5.7	0.03	1.3	2.7
TBS-04	6.5	NE 55° SW	NW 35°	Zona arg-mod + ox-débil	5.6	1.88	8.1	111.6
TBS-05	20.0	NE 55° SW	SE 35°	Zona sil-int + presencia de Qz oqueroso	19.55	0.08	3.4	7.8
TBS-06	21.0	NE 55° SW	NW 35°	Ry txt Ma + sil-mod	20.85	0.02	0.3	1.2
TBS-07	16.5	NE 55° SW	NW 35°	Fag. Material de falla + Fe (Ox)	0.2	<0.005	1.1	1.4

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Figure 9-26 Surface Geology Map of the El Nayal area.

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Figure 9-27 Photograph showing alteration zone (silicification), hosted in Rhyolite.

Figures 9-28 & 9-29 Photographs showing trench at the footwall of Nayal (left); and photograph showing the Georgina vein in trench TRG-03 (right).

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Figure 9-30 Photograph showing the Georgina vein in trench TRG-11.

Figures 9-31 & 9-32 Photographs showing El Bosque vein with brecciated texture, disseminated
Pyrite and traces of dark minerals (left); and flooded shaft (right).

Figure 9-33 Photograph showing Fault of the El Bosque System.

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Figures 9-34 & 9-35 Photographs showing trenching at El Bosque and vein projection zones.

San Cayetano and Siglo XX System

During 2013, geological mapping and sampling was conducted in the San Cayetano and Siglo XX System area (Figure 9-36 and Figure 9-37). A total of 820 rock samples were collected and submitted for assays. Significant results are shown in Table 9-12.

Table 9-12
Significant Assays for Rock sampling in the San Cayetano and Siglo XX System area

Sample ID	Width (m)	Vein area	Litho	Description	ALS Lab.
					Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
MCY-217	0.2	Emma	Vn	Vn-Ban; Qz(LECHOSO-CRIST); TRAZAS FeO Y MnO; TRAZAS Dis Py-ARG; NW37°SE/ 84° AL NE	0.32	116	0.0004	<0.0002	0.0018
MCY-238	0.6	SIGLO XX	Vl	Vl Qz bco lechoso con traz de Ox y Cca, 260°/72°	1.73	157	0.0015	0.0005	0.0023
MCY-248	1.5	SIGLO XX	Vt	Vt Qz bco con Ox 50 cm de ancho por 5m de largo tras de sulfuros,145°/30°	0.96	149	0.0038	0.0003	0.0029
MCY-276	0.45	LA ILBERIA	Vn	Vn-Ban; Qz-Cca (TRAZAS); Qz (LECHOSO-ESQUEL-CRIST); POCO FeO-MnO; TRAZAS CRIST ox; CATA; NW10°SE/ 65° AL W	0.47	181	0.0015	<0.0002	0.0014
MCY-314	0.6	SIGLO XX	Vt	Vt Qz con FeOx m, de 60 cm de ancho, socavon, 305°/80°	0.89	181	0.0023	0.0005	0.0038
MCY-317	0.5	SIGLO XX	Vt	Vt Qz bco con traz de alt Ox en fracturas, 30 cm de ancho por 10 m de largo, traz de sulfuros, 45°/72°	0.62	163	0.001	0.0004	0.0053

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MCY-360	0.5	SIGLO XX	Vt	Vt Qz en socavon viejo, con traz de hem en fracturas, traz de manganeso, 35°/50°	0.58	138	0.0044	0.0004	0.0032
MCY-508	0.5	EL SOCORRO	Bx	BRECHA DE CCA+QZ TRASL OX S EN FRAC TRAZ DE SUL	2.52	126	0.0017	<0.0002	0.0015
MCY-57	0.65	San Cayetano	Vn	Vn; Qz;TRAZAS Dis Py-Arg; FeO (Hem)- MnO; NW65°SE/ 80° AL S; SOCAVON	1.79	144	0.0027	<0.0002	0.0016
MCY-593	0.3	C.Carrica	Vn	Vn; Qz (LECHOSO-CRIST- ESQUELETICO); TRAZAS DIS ARG?; FeO-MnO; E-W/ 80° AL N	0.81	157	0.0009	0.0004	0.0015
MCY-597	0.45	C.Carrica	Vn	Vn; Bx-Qz (LECHOSO- ESQUELETICO); FeO- MnO; ALT ARG (W); TRAZAS DIS ARG?	1.08	150	0.0035	0.0003	0.002
MCY-625	0.5	El Socorro	Vn	Vn; Qz; FeO-MnO; Chl; NW27°SE/ 50° AL W;	2.7	132	0.0104	<0.0002	0.0019
MCY-640	0.3	El Socorro	SW1	Qz (LECHOSO-CRIST- ESQUELETICO); FeO-MnO; Chl	1.8	372	0.0107	0.0005	0.0139
MCY-642	0.4	El Socorro	Vn	ox-Fe C/TRAZAS Vl Qz (LECHOSO- CRIST-ESQUELETICO); MnO- Chl; MAT Vn	3.08	415	0.0146	0.0008	0.0178
MCY-654	0.1	El Socorro	Vn	Vn Qz (LECHOSO-CRIST); TRAZAS DIS Py Y ARG?; TRAZAS Qz VERDE CLARO	0.63	128	0.0008	<0.0002	0.0012
MCY-726	0.1	El Socorro	Vl	Vl Qz(LECHOSO-CRIST)-Cca; FeO- MnO; Chl	0.56	144	0.0018	0.0005	0.0026
MCY-729	1.1	El Socorro	Vn	Vn-Ban; Qz (LECHOSO-CRIST- ESQUELETICO); FeO- MnO; TRAZAS DIS ARG? 1-2%; TRAZAS DIS CRIST ox-Py; Chl; NW32°SE/62° AL SW	0.44	178	0.0027	0.001	0.0078
MCY-739	0.3	El Socorro	Vn	Vn-Ban; Qz (LECHOSO-CRIST- ESQUELETICO); FeO- MnO; TRAZAS DIS ARG?-CRIST ox; NW32°SE/ 70° AL SW	0.45	222	0.0007	<0.0002	0.0009
MCY-778	0.27	El Socorro	Vn	Vn-Bx-Ban; Qz (LECHOSO-CRIST)- Cca; FeO-MnO; TRAZAS DIS Py- CRIST ox; NW10°SE/ 30° AL SW	1.32	399	0.0025	0.0003	0.0025
MCY-803	0.2	El Socorro	Vt	Vt; Qz (LECHOSO-CRIST- ESQUELETICO); FeO- MnO; TRAZAS DIS Py-ARG?; NW50°SE/ 63° AL N	9.83	255	0.0022	0.0009	0.0029
MCY-99	0.3	LA ILBERIA	Vn	Vn; Qz-Cca (TRAZAS); TRAZAS Dis Py-Arg; NW47°SE/ VERTICAL A 88° AL W; TERRERO	1.2	185	0.0008	<0.0002	0.0013

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Figure 9-36 Surface Map of the San Cayetano and Siglo XX System area.

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Figure 9-37 Surface Map and photographs of the Siglo XX area.

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10.0	DRILLING

10.1	Underground Drilling Procedures.

Drill holes are typically drilled from the hangingwall, and ideally drilled perpendicular to structures, however due to limitations on drill station construction oblique intersection holes must also be planned. No drilling is designed for intercept angles less than 35° to the target and most are from 45° to 90°. Underground positive angled holes (up holes) are generally drilled from the footwall using the same criteria as given previously. All holes are designed to pass through the target and into the hanging or footwalls. Drilling is performed by contractor and by in-house drilling crews. Contractor drill holes are typically NQ or HQ in diameter; in-house drilling is performed using TT46 core using CP-65 or Diamec-250 drill machines. In 2013 contractor drilling was performed by Landdrill International de Mexico S.A. de C.V. using and STM 1500 drill machine.

In underground drill stations azimuth orientation lines are surveyed in prior to drilling. These are used to align the drills for azimuth. For contractor drilling Inclination is set up using a Reflex® EX-Shot® survey device prior to starting drilling. Holes are tested at approximately 12 meters depth to assure azimuth and inclination are within acceptable deviation limits; holes are then surveyed approximately every 30 m to 50 m as drilling progresses. Survey data is recorded by drillers on Reflex® report sheets and on daily reports and the data transferred manually to an Excel® spreadsheet. In-house drill machines have inclination set using a magnetic “Empire” inclinometer or Brunton compass.

Drill hole collars and the inclination at the collar are surveyed during drilling or after hole completion by mine underground surveyors. The collar coordinates and down hole survey information are transferred to Vulcan® and AutoCAD® databases, with true thickness graphically interpreted from thickness of drill hole intercept and interpreted strike and dip of vein. For in-house drill holes azimuth and inclination are based on the values obtained from the collar survey.

Drill core is transported at the end of every shift to a secure core storage and logging facility, by the drillers (contractor or company), where the core is laid out, measured and logged for geotechnical and geological data and marked for sampling. NQ or HQ core is split in half using manual or hydraulic core splitters; TT46 core is submitted in its entirety for analysis. The core storage facility for mine exploration core is well protected by a wall and high- level security fence.

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10.1.1	Core Logging Procedures

In 2013 the mine exploration group used a combination of manual and digital logging procedures. After an initial quick-log on paper, as the hole is received in the core facility, geotechnical data is logged manually on paper sheets and entered into Excel® spreadsheets. Core is then logged and marked for sampling. Initially, samples were entered on manual sheets with data transferred to an Excel® database; subsequently, sample logging has been performed directly into Excel® spreadsheets using laptop computers. Core logging is still being performed manually on paper logging sheets with data transferred to an Excel® spreadsheet.

10.1.2	2013 Underground Drilling Program and Results

In 2013 underground and surface drilling were undertaken to determine the extent of additional mineralization in areas currently being mined. The principal targets were the Villalpando (Area II and IV) and Dolores (II) vein systems, with a number of other structures also explored: The Tuberos vein (area III and IV); San Nicolas vein system (Areas II and IV); La Paz Vein (Area III) and the veta- 995, vetas-178- 143 and Del Niño veins in Area I. The majority of targets were reviewed and approved by management in 2012; whilst others were definition programs designed to give the mine information for advancing developments; in-house drilling predominantly concentrated on definition drilling.

The drilling is separated into Contractor and In- House categories; the former used for Measured to Inferred Resources and the latter for Inferred Resource definition.

The contractor underground and surface drilling was conducted using the drill contracting firm Landdrill International de Mexico S.A. de C.V. (Landdrill). A total of 69 holes in 10,381 m of drilling was completed by Landdrill with four holes (114.85 m of coring) abandoned due to deviation or intersecting workings. In-House drilling was conducted using two drill machines, which were repaired having previously been abandoned in the mine: A pneumatically powered CP-65 and an electrically powered Diamec-250.

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10.1.2.1.      Villalpando Underground Diamond Drilling Programs and Results

In 2013 underground drilling of the Villalpando Vein focused on four areas, with information for Landdrill and In-House drilling summarized in drilling summarized in Table 10-1 and Table 10-2. Drilling between panels VPO_P-1100 and VPO_P-1600 by Landdrill, with efforts concentrating on the Tiro Gil – San Ignacio Ramp area; drilling; In-house drilling between panels VPO_P-1600 and VPO_P-1900 in the Asuncion Zone; drilling by Landdrill between panels VPO_P+400 and VPO_P+600; and In-House drilling between panels VPO_P+200 and VPO_P+300.

A total of 25 holes were completed by Landdrill totaling 4,389.9 m and 10 holes were drilled using the in-house CP-65 for a total of 436.7 m.

Table 10-1
Summary of underground Villalpando Vein drilling by Landdrill in 2013.

Drill Hole Number	Collar Location Mine Coordinates			Azimuth (°)	Dip (°)	Depth (m)	Area	Target Vein	Drilling Date
	East	North	Elevation						Start	Finish
CUDG-00868	479.35	-805.32	2258.34	58	-85	103.50	II	VPO	11-02-13	14-02-13
CUDG-00869	506.96	-904.49	2181.82	22	-7	80.15	II	VPO	16-02-13	19-02-13
CUDG-00870	509.00	-970.13	2149.82	50	-50	116.15	II	VPO	19-02-13	22-02-13
CUDG-00871	508.78	-970.33	2149.49	50	-78.5	149.25	II	VPO	22-02- 13	25- 02-13
CUDG-00872	509.31	-970.91	2149.31	75	-61	133.95	II	VPO	25-02- 13	28- 02-13
CUDG-00873	506.06	-968.12	2149.18	5.5	-73	133.95	II	VPO	01-03-13	04-03-13
CUDG-00894	575.14	-1086.40	2168.10	50	-74.5	172.95	II	VPO	15-03-13	18-05-13
CUDG-00895	574.57	-1085.73	2168.34	30	-52	176.15	II	VPO	11-05-13	15-03-13
CUDG-00896	575.86	-1089.03	2167.79	89	-75.5	206.65	II	VPO	23-05-13	29-05-13
CUDG-00897	574.03	-1086.47	2167.87	50	-88.5	212.65	II	VPO	19-05-13	22-05-13
CUDG-00898	635.54	-1170.91	2169.97	17	-64	161.80	II	VPO	30-05-13	06-06-13
CUDG-00899	636.73	-1170.22	2169.84	44.5	-67	153.70	II	VPO	06-06-13	10-06-13
CUDG-00900	636.48	-1170.49	2169.63	37.5	-83	203.00	II	VPO	11-06-13	16-06-13
CUDG-00901	639.80	-1173.21	2169.80	82	-57	173.10	II	VPO	17-06-13	23-06-13
CUDG-00902	638.24	-1174.69	2169.84	99	-72.5	212.20	II	VPO	23-06-13	29-06-13
CUDG-00903	639.47	-1174.08	2169.72	96.5	-58	201.15	II	VPO	30-06-13	05-07-13
CUDG-00904	639.07	-1173.96	2169.73	96.5	-84	227.25	II	VPO	05-07-13	10-07-13
CUDG-00905	639.16	-1173.69	2169.72	70	-72.5	161.80	II	VPO	10-07-13	13-07-13

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CUDG-00906	636.78	-1170.34	2169.80	23	-75.5	182.40	II	VPO	13-07-13	20-07-13
CUDG-00907	576.27	-1089.03	2168.22	93	-56.5	145.40	II	VPO	20-07-13	23-07-13
CUDG-00908A	573.88	-1085.76	2168.27	6	-59	164.25	II	VPO	24-07-13	26-07-13
CUDG-00909	576.37	-1086.57	2167.84	64.5	-63.5	136.80	II	VPO	26-07-13	28-07-13
CUDG-00911	575.63	-1090.60	2167.93	114	-72	198.80	II	VPO	30-07-13	02-08-13
CUDG-00912	440.94	-644.99	2202.23	85	-56.5	291.70	IV	VPO	12-08-13	17-08-13
CUDG-00913	442.76	-645.18	2202.12	66.5	-63.5	291.20	IV	VPO	04-08-13	11-08-13

Table 10-2
Summary of underground Villalpando Vein drilling by in-house CP-65 Drill in 2013.

Drill Hole Number	Collar Location Mine Coordinates			Azimuth (°)	Dip (°)	Depth (m)	Area	Target Vein	Drilling Date
	East	North	Elevation						Start	Finish
CUDG-00788	942.63	-1171.06	2168.97	45	-12	16.60	II	VPO	01-07-13	12-07-13
CUDG-00789	991.99	-1257.26	2168.60	59	-36.5	50.15	II	VPO	17-07-13	31-07-13
CUDG-00790	991.40	-1256.82	2168.72	19.5	-29	23.00	II	VPO	31-07-13	02-08-13
CUDG-00791	-405.68	193.42	1856.03	332	-69	34.55	IV	VPO	07-08-13	14-08-13
CUDG-00792	-389.77	186.01	1854.04	1.5	-68	40.75	IV	VPO	16-08-13	22-08-13
CUDG-00793	-449.69	188.70	1862.19	54.5	-43	55.50	IV	VPO	24-08-13	02-09-13
CUDG-00794	-387.70	185.61	1854.07	86	-41.5	34.20	IV	VPO	15-09-13	25-09-13
CUDG-00796	1037.74	-1276.55	2169.06	74	-56.5	36.00	II	VPO	01-10-13	18-10-13
CUDG-00797	-451.16	188.86	1862.58	11	-39.5	95.20	IV	VPO	22-10-13	06-11-13
CUDG-00930	-500.85	484.97	2058.31	2	-5	50.75	IV	VPO	09-12-13	27-12-13

Figure 10-1 shows the points of intersection of the Villalpando Vein for each drill hole with its respective data for the drilling between panels VPO_P-1100 and VPO_P-1600. The drilling indicated lack of continuity of mineralization below Level 9 between panels VPO_P-1200 and VPO_P-1350.

The first hole of the year CUDG-00868 drilled below Level 6 to the NW of hole CUDG-00934 provided justification for the mine to develop the sub-level currently exploited in stope 7–2170.

Between panels VPO_P-1350 and VPO_P-1575 the drilling defined a zone of significant mineralization within the Villalpando vein as well as the potential for minable splay structures, down to the 1490 m elevation. A high grade vein zone with approximately 100 meters of strike length and 80 meters of vertical extent was defined below the Tiro Gil shaft with vein widths varying from 1.2 meters to 4.15 meters and uncut silver values ranging from 164 g/t Ag to 1870 g/t Ag and uncut gold values from 1.09 g/t Au to 31.42 g/t Au. The best results for this zone were obtained from holes CUDG-00896, CUDG-00898, CUDG-00907 and CUDG-00911. Hole CUDG-00908A effectively limited the NW extension of this zone, which remains open at depth.

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Figure 10-1 Longitudinal Section Showing 2013 drill hole intersections for the Villalpando Vein between panels VPO_P-1100 and VPO_P-1600 (Looking NE)

Definition and exploration drilling for the Villalpando Vein in the Asuncion zone was carried out using the in-house CP-65 drill. The objective was to better define the interpretation and potential of structures for the mine geology group. The drilling was only partially successful as just two out of four holes achieved their target depths principally as a result of the fractured ground conditions. These holes highlighted the limitations of the CP-65 in difficult ground conditions.

Between panels VPO_P+400 and VPO_P+500 two drill holes were targeted at the Villalpando vein between Levels 11 and 12 (1970 m elevation) in the area below stope 9-431 with drilling by Landdrill. These holes did not identify significant mineralization in the Villalpando structure. Between panels VPO_P+175 and VPO_P+300 drilling below Level 16 was performed using the in-house CP-65 drill. These holes identified generally sub-economic to marginal mineralization which did not confirm high grade values obtained from previous drilling. One hole CUDG-00797 does indicate potential down plunge below stope 16-1850. Figure 10-2 shows the points of intersection of the Villalpando Vein for each drill hole with its respective data for the drilling between panels VPO_P+150 and VPO_P+600.

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Figure 10-2 Longitudinal Section Showing 2013 drill hole intersections for the
Villalpando Vein Between panels VPO_P+150 and VPO_P+600.

10.1.2.2.      Tuberos Underground Diamond Drilling Programs and Results

Two phases of contractor drilling and one phase of in-house drilling were undertaken during 2013. Tuberos was viewed as a major target at the start of the year due with the mine planning major access development. Drilling was designed to support plans for mine development. Pre-drilling interpretation identified at least two and possibly four different structures being minded as the Tuberos Vein. In the zone of interest two principal, parallel striking (general azimuth = 320°) targets were identified: The structure being mining above Level 8 having vertical to 80° SW dips; whilst the structure mined above Level 12 had 45-65° SW dips.

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Fifteen holes were completed by Landdrill totaling 1,542.90 m and six holes were drilled using the in-house CP-65 for a total of 273.45 m. The information for Landdrill and in-House drilling is summarized in Table 10-3 and Table 10-4, with the points of intersection of the Tuberos Vein for each drill hole with its respective data shown in Figure 10-3.

Table 10-3
Summary of underground Tuberos Vein drilling by Landdrill in 2013.

Drill Hole Number	Collar Location Mine Coordinates			Azimuth |(°)	Dip (°)	Depth (m)	Area	Target Vein	Drilling Date
	East	North	Elevation						Start	Finish
CUDG-00874	-347.93	376.99	2124.66	29	-51	106.35	III	TUB	06-03-13	08-03-13
CUDG-00875	-348.97	376.97	2124.50	14.5	-73.5	116.45	III	TUB	08-03-13	11-03-13
CUDG-00876	-345.68	374.16	2124.72	78	-48	79.80	III	TUB	11-03-13	12-03-13
CUDG-00877	-346.61	372.81	2124.75	97	-76	94.75	III	TUB	13-03-13	14-03-13
CUDG-00878	-346.24	371.77	2125.10	110	-40.5	79.90	III	TUB	15-03-13	16-03-13
CUDG-00879	-403.66	438.88	2109.01	97	-27	85.95	III	TUB	18-03-13	19-03-13
CUDG-00880	-405.42	437.21	2109.53	108.5	-46.5	106.85	III	TUB	19-03-13	21-03-13
CUDG-00881	-405.85	437.00	2109.28	67	-40.5	84.00	III	TUB	22-03-13	23-03-13
CUDG-00882	-406.76	441.76	2111.89	38	36.5	130.40	III	TUB	23-03-13	27-03-13
CUDG-00883	-406.34	442.37	2109.86	38	-12.5	125.35	III	TUB	27-03-13	02-04-13
CUDG-00884	-406.90	442.34	2110.08	24.5	-10	149.45	III	TUB	02-04-13	04-04-13
CUDG-00919	-311.09	266.96	2123.79	95	-42	94.80	III	TUB	28-11-13	30-11-13
CUDG-00920	-311.83	266.53	2124.16	105	-26.5	101.15	III	TUB	30-11-13	01-12-13
CUDG-00921	-312.61	270.45	2123.89	26	-32.5	125.40	III	TUB	02-12-13	04-12-13
CUDG-00922	-313.28	270.95	2123.85	63	-45.5	62.30	III	TUB	05-12-13	06-12-13

Table 10-4
Summary of underground Tuberos Vein drilling by in-house CP-65 Drill in 2013.

Drill Hole Number	Collar Location Mine Coordinates			Azimuth (°)	Dip (°)	Depth (m)	Area	Target Vein	Drilling Date
									Start	Finish
	East	North	Elevation
CUDG-00777	379.12	-340.66	2124.53	70.5	-22	55.10	III	TUB	13-02-13	21-02-13
CUDG- 00778	380.82	-343.75	2124.55	55	-22	53.85	III	TUB	22-02- 13	28-02- 13
CUDG- 00779	420.48	-346.79	2119.28	25	-41	40.80	III	TUB	04-03- 12	12-03- 13
CUDG-00780	420.09	-342.23	2119.27	75.5	-39.5	35.00	III	TUB	15-03-13	25-03-13
CUDG-00781	-437.20	390.45	2328.58	38	11.5	40.05	I	ENO	27-03-13	04-04-13
CUDG-00782	-435.82	389.96	2328.63	354.5	11	40.10	I	ENO	05-04-13	12-04-13
CUDG-00783	-435.24	389.12	2328.45	68	8	49.50	I	ENO	15-04-13	27-04-13
CUDG-00784	416.77	-346.16	2119.65	97	-21.5	39.40	III	TUB	03-05-13	13-05-13
CUDG-00785	455.40	-373.28	2213.54	95	-15	49.30	III	TUB	17-05-13	24-05-13
CUDG-00786	993.80	255.03	2429.54	279	-7.5	55.55	I	143	01-06-13	14-06-13

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CUDG- 00787	992.65	254.91	2429.99	258.5	17	40.75	I	143	17-06- 13	22-06- 13

Drilling by Landdrill was designed as far as possible to intersect both these structures. At the same time the in-house CP-65 drill was repaired and used for definition drilling in support of a mine geology department developed drill program below sub-level Fte-9-270, where sampling had failed to encounter mineralization expected. Drilling had the objective of testing continuity of mineralization and comparing results with the larger diameter Landdrill phase one holes.

Phase 1 drilling (contractor and in-house) was completed in the first half of 2013 and tested the NW area of the currently mined vein. The drilling showed that below Level 8 the steeper +/-80° structure while still present as a weak fault zone was un-mineralized. The shallower dipping 45-65° Tuberos structure was intersected as a formal vein in most holes, but with only weak mineralization. Below the 2060 elevation a narrow footwall structure or series of splays were identified in a number of holes with narrow, higher grade mineralization. Two of the CP-65 holes intersected resource grade veins, however proximal holes indicated limited strike potential for the ore shoots.

Two holes CUDG-00883 and CUDG-00884, drilled to the NW of existing mineralization failed to interest well defined continuation of the Tuberos structures; which appear to horse-tail into poorly defined zones. One positive-angled hole drilled below Level 6 did not confirm mineralization shown in an end-of-stope raise, but did indicate potential for mineralization in the NE dipping Contra structure; a third, parallel, but opposite dipping, structure comprising part of the Tuberos system.

Phase two drilling was completed in November and December of 2013, and results were not available for inclusion in this report. The drilling targeted the SE limits of the Tuberos structure close to its intersection with the Villalpando vein. Drilling intersected robust veins that are the continuation of the vein currently being mined upwards from Level 12 (stope 12-2022).

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Figure 10-3 Longitudinal Section showing 2013 drill hole intersections for the Tuberos Vein.

10.1.2.3.      Dolores 2 Surface and Underground Diamond Drilling Programs and Results

Surface drilling had been planned for the Dolores 2 sector in 2012 however due to permitting issues it was not possible to drill these targets until 2013, when seven surface holes were completed to test the upper limits of mineralization and some deeper targets in zones below active mining areas. Later in the year a number of shorter underground drill holes using the in-house Diamec-250 were drilled to test structures below the existing mining level to justify continuation of the ramp. A total of eight surface drill holes were completed by Landdrill for 1,725.40 meters of drilling. A total of three underground in-house drill holes were completed using the Diamec-250 drill for 299.30 meters of coring in the Dolores zone. The summary of the drilling for the two programs are given in Table 10-5 and Table 10-6.

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Table 10-5
Summary of surface Dolores Vein drilling by Landdrill in 2013.

Drill Hole Number	Collar Location Mine Coordinates			Azimuth (°)	Dip (°)	Depth (m)	Area	Target Vein	Drilling Date
	East	North	Elevation						Start	Finish
CSFC-0001	380.57	-1329.09	2421.28	50	-70.5	94.90	II	DOL	16-04-13	18-04-13
CSFC-0002	400.01	-1376.21	2422.51	50	-54	97.75	II	DOL	19-04-13	21-04-13
CSFC-0003	452.18	-1432.84	2425.61	50	-45	109.45	II	DOL	22-04-13	24-04-13
CSFC-0004	152.87	-1421.39	2371.56	23	-59.5	345.20	II	DOL	24-04-13	02-05-13
CSFC-0005A	217.92	-1412.07	2367.11	58	-64.5	214.75	II	DOL	04-05-13	08-05- 13
CSFC-0006	336.34	-1604.64	2425.00	69	-67.5	394.85	II	DOL	09-05-13	20-05-13
CSFC-0007	272.01	-1518.90	2410.07	62	-66.5	301.75	II	DOL	20-05-13	26-05- 13
CSFC-0008	491.85	-1499.01	2448.16	62.5	-55.5	166.75	II	DOL	27-05-13	31-05-13

Table 10-6
Summary of underground Dolores Vein drilling by in-house Diamec-250 drill in 2013

Drill Hole Number	Collar Location Mine Coordinates			Azimuth (°)	Dip (°)	Depth (m)	Area	Target Vein	Drilling Date
	East	North	Elevation						Start	Finish
CUDG-00795	378.98	-1409.53	2208.06	226	-20	111.60	II	DOL	07-09-13	19-11-13
CUDG-00799	410.14	-1430.17	2211.85	216	-22.5	124.70	II	DOL	22-11-13	13-12-13
CUDG-00926	488.41	-1551.31	2213.72	6.75	-42	63.00	II	PAK2	15-12-13	20-12-13

Figure 10-4 shows the points of intersection of the Dolores Vein for each drill hole with its respective data for the drilling. The Dolores drilling confirmed down dip potential below Level 2210 in both the Dolores vein and the Dolores Alto (HW) vein, to advance the ramp. However deeper drilling did not confirm the presence of significant mineralization at depth. Hole CUDG-00926 was drilled into the steeper dipping footwall structure known as Pakman 2; the structure was intersected but results were pending at year end.

The up-dip drilling did not identify additional resources and show the vein pinching out or dispersing into smaller more anastomosing structures. Down-dip, the best result was obtained from hole CSFC-00007 where2 veins were intercepted in the Dolores Alto (hangingwall) zone; the narrower of the two veins (in the hangingwall of the principal structure) gave an uncut vein intercept of 0.72 m with 1,116 g/t Ag and 5.07 g/t Au; whilst the principal structure gave an intercept of 1.78 m with 101 g/t Ag and 0.91 g/t Au. The presence of two mineralized structures in the central part of the Dolores Alto vein was confirmed by the in house drill hole CUDG-00799 with the main Dolores Alto vein having an intercept of 1.00 m with 149 g/t Ag and 1.15 g/t Au whist the hangingwall zone gave an intercept of 0.51 m with 402 g/t Ag and 1.07. The in-house drill hole CUDG-00795 confirmed economic mineralization in the main, narrow Dolores structure.

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One in-house drill hole tested the steeply dipping, 105-285° trending Pakman 2 structure found in the footwall of the Dolores vein; results for this hole were not available for inclusion in this report.

Hole CSFC-00004 below stope 2250 NW identified narrow mineralization at depth (0.65 m with 231 g/t Ag and 025 g/t Au), which appears to lie on a steeply dipping splay structure in the footwall of the Dolores structure mined in stope 2250 NW; this steeper zone appears to host the stronger mineralization at depth, and for this reason the intercept is shown on the long section as the continuation of the Dolores mineralization.

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Figure 10-4 Longitudinal Section Showing 2013 drill hole intersections for the Dolores Vein.

10.1.2.4.    Vein 995 Underground Diamond Drilling Programs and Results.

Target evaluation in 2012 had identified Vein 995 as a target for exploration and in early 2013 was another area with mine development planned, but with no exploration information to support the necessary ramp. Drilling was performed above Level 60 (elevation 2522 m) by Landdrill with five holes completed for 666.84 m of drilling.

Whilst all of the holes intersected the narrow vein structure economic values were not intersected and the proposed ramp was not developed. A summary of the five holes drilled at Veta 995 are given in Table 10-7, with intercepts shown in Figure 10-5.

Table 10-7
Summary of underground Vein 995 drilling by Landdrill in 2013

Drill Hole Number	Collar Location Mine Coordinates			Azimuth (°)	Dip (°)	Depth (m)	Area	Target Vein	Drilling Date
	East	North	Elevation						Start	Finish
CUDG-00885	351.65	893.81	2522.50	10.5	22.5	115.05	I	V-995	06-04-13	09-04-13
CUDG-00886	352.20	893.61	2522.29	23	19	134.55	I	V-995	09-04-13	12-04-13
CUDG-00887	353.52	893.52	2522.25	33.5	16.5	151.90	I	V-995	12-04-13	15-04-13
CUDG-00892	336.13	894.11	2523.91	353	42	130.20	I	V-995	01-05- 13	04- 05-13
CUDG-00893	349.61	894.20	2522.20	345	14	135.14	I	V-995	06-05-13	09-05-13

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Figure 10-5 Longitudinal Section showing 2013 drill hole intersections for the Veta 995 Vein.

10.1.2.5.      Veins178-143 Underground Diamond Drilling Programs and Results

The Veins 178-143 system was another target identified in 2012 with potential for development in 2013. Drilling was targeted between Levels 0 and 60 where workings on levels and sub-levels showed potential for narrow high grade mineralization. A total of 4 holes were completed by Landdrill at this structure for 618.49 m of coring, with their details given in Table 10-8.

Table 10-8
Summary of underground Veins 178-143 drilling by Landdrill in 2013

Drill Hole Number	Collar Location Mine Coordinates			Azimuth (°)	Dip (°)	Depth (m)	Area	Target Vein	Drilling Date
	East	North	Elevation						Start	Finish

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CUDG-00888	332.30	889.34	2521.61	235.5	-14.5	146.15	I	V-178_143	17-04-13	19-04-13
CUDG-00889	334.64	889.85	2520.52	225.5	-56	200.33	I	V-178_143	20-04-13	24-04-13
CUDG-00890	332.86	892.92	2521.86	293	-14.5	155.68	I	V-178_143	24-04-13	27-04-13
CUDG-00891	331.74	891.89	2521.69	267	-15	116.33	I	V-178_143	28-04-13	30-04-13

Interpretation prior to drilling indicated that Vein 178 was predominantly an up-dip southern extension of the structure mined as Vein 143. The intersections are thus considered part of the Vein 143 structure. Two of the holes intersected narrow zones with no economic values, whilst two holes drilled close to the intersection with the opposite dipping Inmaculada vein did not cut the projected structures or other structures of economic interest. Figure 10-6 shows the vein intercepts for each hole; holes where no zone was identified or only fracture zones that were not sampled are identified as “N Z Id”.

Two holes were drilled to intersect Vein 145 below the active stoping to test for down dip potential, accessible from existing ramps. The details of the in-house drill holes are given in Table 10-9. Both holes intersected very narrow structures, with the zone not identified in CUDG-00787.

Table 10-9
Summary of Underground Veta 143 Drilling by In-House CP-65 in 2013

Drill Hole Number	Collar Location Mine Coordinates			Azimuth (°)	Dip (°)	Depth (m)	Area	Target Vein	Drilling Date
	East	North	Elevation						Start	Finish
CUDG-00786	993.80	255.03	2429.54	279	-7.5	55.55	I	V-143	01-06-13	14-06-13
CUDG-00787	992.65	254.91	2429.99	258.5	17	40.75	I	V-143	17-06-13	22-06-13

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Figure 10-6 Longitudinal Section showing 2013 drill hole intersections for the 143-178 Vein.

10.1.2.6.      El Niño Vein Underground Diamond Drilling Programs and Results

The El Niño (or Del Niño) Vein was identified by the mine geology group for definition drilling to justify development on Level 3. A total of three holes were drilled using the CP-65 for 129.65 m of coring; the hole summary information is given in Table 10-10.

Table 10-10
Summary of underground El Niño Vein drilling by in-house CP-65 in 2013

Drill Hole Number	Collar Location Mine Coordinates			Azimuth (°)	Dip (°)	Depth (m)	Area	Target Vein	Drilling Date
	East	North	Elevation						Start	Finish
CUDG-00781	-437.20	390.45	2328.58	38	11.5	40.05	I	ENO	27-03-13	04-04-13
CUDG-00782	-435.82	389.96	2328.63	354.5	11	40.10	I	ENO	05-04-13	12-04-13
CUDG-00783	-435.24	389.12	2328.45	68	8	49.50	I	ENO	15-04-13	27-04-13

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The three holes intersected the narrow El Niño structure with two holes intersecting resource grade mineralization. On the basis of these results, particularly hole CUDG-00782 with an intercept of 0.5 m with 572 g/t Ag and 11.44 g/t Au additional development on vein was undertaken on Level 3 and additional Reserves defined. Hole intercepts are shown in Figure 10-7.

Figure 10-7 Longitudinal section showing 2013 drill hole intersections for the El Niño Vein.

10.1.2.7.      San Nicolas and San Nicolas 2 Veins Underground Diamond Drilling Programs and Results

A total of five holes were completed, by Landdrill, for 807.70 m of drilling to explore the San Nicolas Vein below Levels 6 and 8; summary information for these holes is given in Table 10-11. Drilling was designed to test for mineralization easily accessible with additional ramp development, from Levels 8 and 6. Sample data from Levels 6 and 8 indicated the potential for narrow high grade mineralization and positive results from drilling would provide an additional mining area for 2014. Drilling was completed in November 2011 and results were not available for inclusion in this report.

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Table 10-11
Summary of underground San Nicolas Vein drilling by Landdrill in 2013

Drill Hole Number	Collar Location Mine Coordinates			Azimuth (°)	Dip (°)	Depth (m)	Area	Target Vein	Drilling Date
	East	North	Elevation						Start	Finish
CUDG-00914	-530.34	336.09	2202.03	348.5	-19	124.30	III	SNI	12-11-13	15-11-13
CUDG-00915	-531.41	335.20	2202.11	327	-19.5	140.20	III	SNI	15-11-13	18-11-13
CUDG-00916	-533.11	334.20	2202.25	296	-12	197.60	III	SNI	19-11-13	22-11-13
CUDG-00917	-533.46	333.44	2201.26	282.25	-52.5	160.45	III	SNI	22-11- 13	24-11- 13
CUDG-00918	-533.69	333.37	2201.51	282.25	-37.5	185.15	III	SNI	24-11- 13	27-11- 13

In addition one drill hole was completed using the in-house CP-65 machine to test for mineralization in the San Nicolas 2 vein below Level 16, with summary information given in Table 10-12. A narrow structure was intercepted, although results were not available for inclusion in this report.

Table 10-12
Summary of underground San Nicolas 2 Vein drilling by in-house CP-65 in 2013

Drill Hole Number	Collar Location Mine Coordinates			Azimuth (°)	Dip (°)	Depth (m)	Area	Target Vein	Drilling Date
									Start	Finish
	East	North	Elevation
CUDG-00798	-453.94	188.77	1863.51	322.5	-39	57.40	IV	SNI2	15-11-13	05-12-13

10.1.2.8.      La Paz Vein Underground Diamond Drilling Programs and Results

The last drill program to be completed in 2013 was also designed to test for additional mineralization which could be accessed in 2014. The La Paz Vein is currently being exploited as a narrow, high grade zone above Level 8. Pre-existing drill results indicated limited up-dip potential but with an opportunity to ramp down to obtain more ore; the drill program was designed to explore the down dip potential below Level 8. A total of three holes were completed for 515.15 m of drilling, with summary information given in Table 10-13. Drilling was completed in December 2013 and results were not available for inclusion in this report. The location of the drillhole intercepts is shown in Figure 10-8.

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Table 10-13
Summary of underground La Paz Vein drilling by Landdrill in 2013

Drill Hole Number	Collar Location Mine Coordinates			Azimuth (°)	Dip (°)	Depth (m)	Area	Target Vein	Drilling Date
	East	North	Elevation						Start	Finish
CUDG-00923	-1127.66	745.29	2133.95	230.75	-15.5	152.20	III	LPZ	06-12-13	09-12-13
CUDG-00924	-1129.27	747.52	2133.98	270	-11.5	191.95	III	LPZ	09-12-13	13-12-13
CUDG-00925A	-1128.67	746.60	2133.87	258.33	-19	171.00	III	LPZ	14-12-13	16-12-13

Figure 10-8 Longitudinal section showing 2013 drill hole intersections for the La Paz Vein.

10.1.2.9.      Comments and Recommendations

The majority of the drilling during 2013 was a combination of exploration and definition targets, with the objective of allowing mine planning to make better decisions with regard to short and medium term objectives. In-house drilling using the CP-65 and Diamec-250 machines focused on targets identified by the mine geology department as being of immediate priority and focused on areas considered to be high risk for additional development; in the majority of cases the drilling indicated that additional development was not justifiable as most of the intercepts were negative. Particularly with high grade narrow width (and mostly short strike length ore shoots) close spaced drilling as carried out is required, however in terms of finding significant ore- bodies this is not an effective use of resources. It is recommended that the majority of drilling should focus on higher tonnage targets, with drill hole spacing increased to a 40 m to 50 m average.

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The in- house drills are also limited in their maximum hole depths and orientations, as such they are restricted in the type of targets they are suitable for; both machines are also old and in poor condition resulting in poor productivity and the production of narrow diameter core. In order for in-house drill results to be reported as Indicated Resources, the use of one newer, more powerful drill machine, capable of producing NQ core is recommended; although a newer machine capable of 20- 30 m daily advance with TT46 core and holes up to 150 m would also be a significant improvement on the current situation. Down-the-hole survey by a device such as the Reflex EZ- A survey device would also improve confidence in the location of intercepts.

10.2	Surface Drilling Procedures

The drilling and core logging procedures, usually accepted and established in the Procedures Manual of Exploration are summarized as:

10.2.1	Drilling Procedures

•	Once a drilling program is developed has to be reviewed and approved by the management of Endeavour Silver.

•	To develop this program it’s necessary to have the approval of the environmental authorities (Semarnat).

•	The drill pads are marked and constructed according to a drilling program that previously was approved.

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•	Drill holes are typically drilled from the hanging wall, perpendicular to and passing through the target structure, into the footwall. No drilling is designed for intercept angles less than about 30º.

•	Drill holes must go through the target zone and are extended an average of 50m, to avoid possible changes on the dip of the structure.

•	Drill holes are typically HW to NW size in diameter.

•	The drill rig it’s installed under a strict control by the staff of Endeavour Silver, registering the azimuth, inclination and relative position to the drilling program.

•

During the drilling advance, the trajectory of the drill hole it’s controlled through an electronic instrument equipped with a pair of accelerometers that measure the azimuth and inclination of the drill hole (Reflex), these survey measurements are made at 50 m intervals from the collar to the bottom and one extra in the mineralized zone. The survey data are sent to the office and thence to the Vulcan ® mine planning software and AutoCAD® databases.

•	True thicknesses are estimated from the measured inclination of the drill hole intercept and the interpreted dip of the vein.

•	Drill core is collected daily and carried to the core logging facilities, always under supervision of the Endeavour Silver’s geologist.

•

The core storage facilities at El Cubo are well protected by high level security fences and are under 24 hours surveillance by security personnel. This arrangement minimizes any possibility of tampering with the dill cores.

Core Logging Procedures

In 2013, Endeavour Silver continued using its drill hole data collection and data management system for its exploration projects. In which all the geological and mechanical characters are collected and saved, with the purpose that this data it’s converted in a permanent and reliable information.

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The configuration setup by Century Systems Technologies Inc. was previously selected for this purpose (Figure 10-9). Century was chosen because it directly interfaces with other software such as Vulcan, MapInfo and ArcGIS. The configuration selected was as follows:

•	DHLogger for drill hole data collection, management and reporting, which runs on a Windows XP or Windows 7 computer.

•	DHLite for drill hole data collection, which runs on a handheld Windows mobile computer. Fusion Client to move data back and forth between the local computer and the server(s).

Figure 10-9 Century’s configuration for drill hole data collection for the El Cubo Mines Project

In 2012, Endeavour Silver established logging codes and implemented the Century data collection and data management system at El Cubo.

Each project is captured into a DHLogger stand-alone database. The database comes in two files that can be easily copied to the office for backup and sharing of the data.

Only one person can be adding data to a project’s database at a given time in DHLogger but many people can be logging drill holes on DHLite at the same time.

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The data are captured at the Project or in the office and the database files can be posted to a secure area in the office for others to copy to their computer and view.

10.2.2	2013 Surface Drilling Program and Results

In 2013, Exploration Drilling at El Cubo focused on the Dolores, La Loca, La Paz and Asunción areas.

10.2.2.1.      2013 Dolores Surface Diamond Drilling Program and Results

Early January, 2013, surface diamond drilling was conducted in the Dolores North area. One drill rig provided by Layne was in operation. At the end of the program, Endeavour Silver had completed a total of 1,093.95 m in 4 holes (Table 10-14 and Figure 10-10).

Table 10-14
Summary for the Dolores North 2013 surface diamond drilling program (as of January,
2013)

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
CDN- 02	4 º	-54 º	HQ	302.1	11/12/2012	11/1/2013
CDN- 03	51 º	-80 º	HQ	338.15	11/1/2013	17/01/2013
CDN- 04	258 º	-50 º	HQ	247.4	17/01/2013	22/01/2013
CDN- 05	278 º	-53 º	HQ	206.3	22/01/2013	26/01/2013
			Total	1,093.95

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Figure 10-10 Surface Map showing completed drill holes in the Dolores North Area

The purpose of this program was to test the continuity of the Dolores vein at North, after the intersection with the La Loca vein.

No significant results returned for holes completed in the area. Drilling results are summarized in Table 10-15 and the Dolores vein intercepts are shown on the longitudinal sections in Figure 10-11 and Figure 10-12.

Figure 10-13 and Figure 10-14 depict typical cross-sections showing some of the holes drilled to test the Dolores vein structure in the El Cubo Mines Project.

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Table 10-15
Summary of the 2013 Dolores North diamond drilling results

Drill Hole ID	Structure	Mineralized Interval			Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
CDN-02	Dolores Vein	193.25	194.85	1.6	1.27	1	0.07
CDN-03	Dolores Vein	283.35	285.55	2.2	1.8	1	0.1
CDN-04	Dolores Vein	160.5	161.05	0.55	0.5	107	1.42
CDN-05	Dolores Vein	133.95	134.7	0.75	0.26	<0.2	<0.005

Figure 10-11 Longitudinal Section (looking NE) showing intersection points on Dolores Vein

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Figure 10-12 Longitudinal Section (looking NE) showing intersection points on Dolores Vein

Figure 10-13 & 10-14 Cross-Sections through Hole CDN-02 & CDN-04 drilled to test the Dolores
Vein in the Dolores North area

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10.2.2.2.      2013 La Loca-La Paz Surface Diamond Drilling Program and Results

In March and April 2013, surface diamond drilling was conducted in the La Loca and La Paz area, using a single drill rig provided by Layne. At the end of the program a total of six holes, 2,534.60m, were drilled in La Loca area and three holes, 1,028.80m in La Paz area (Table 10-16, Table 10-17 and Figure 10-15).

Table 10-16
Summary for the La Loca 2013 surface diamond drilling program (as of April, 2013)

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
CLL-01	50 º	-71 º	HQ	356.4	25/02/2013	2/3/2013
CLL-02	50º	-45 º	HQ	325.65	2/3/2013	6/3/2013
CLL-03	71 º	-53 º	HQ	389.85	7/3/2013	13/03/2013
CLL-04	50 º	-63 º	HQ	518.1	14/03/2013	22/03/2013
CLL-05	40 º	-54 º	HQ	548.55	22/03/2013	31/03/2013
CLLI-01	230 º	-55 º	HQ	396.05	31/03/2013	6/4/2013
			Total	2,534.60

Table 10-17
Summary for the La Paz 2013 Surface Diamond Drilling Program (as of April, 2013)

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
CPZ-01	230 º	-60 º	HQ	289.25	6/4/2013	12/4/2013
CPZ-02	258 º	-66 º	HQ	347.35	13/04/2013	19/04/2013
CPZ-03	230 º	-80 º	HQ	392.2	19/04/2013	26/04/2013
			Total	1,028.80

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Figure 10-15 Surface Map showing completed drill holes in the La Loca-La Paz Area

The purpose of this program was to locate the North extension of the La Loca vein; and to test the extension of the mineralization band, near Level 8 of the La Paz vein.

No significant results returned for holes completed in the area. Drilling results are summarized in Table 10-18 and Table 10-19; and the La Loca and La Paz vein intercepts are shown on the longitudinal sections in Figure 10-16 and Figure 10-17.

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Figures 10-18 through 10-21 depict typical cross-sections showing some of the holes drilled to test the La Loca and La Paz vein structures in the El Cubo Mines Project.

Table 10-18
Summary of the 2013 La Loca diamond drilling results

Drill Hole ID	Structure	Mineralized Interval			Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
CLL- 01	La Loca Vein	311.15	312.15	1.00	0.50	2	0.01
CLL- 02	La Loca Vein	247.60	248.60	1.00	0.42	0.4	0.01
CLL- 03	La Loca Vein	217.30	217.60	0.30	0.23	1	<0.005
CLL- 04	La Loca Vein	446.00	446.40	0.40	0.26	2	0.7
CLL- 05	La Loca Vein	483.55	484.25	0.70	0.35	2	0.03
CLLI-01	Breccia	336.45	336.90	0.45	0.29	1	0.02

Table 10-19
Summary of the 2013 La Paz Diamond Drilling Results

Drill Hole ID	Structure	Mineralized Interval			Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
CPZ-01	La Paz Projection (Fr)	228.75	231.60	2.85	0.61	0.3	0.01
CPZ-02	La Paz Projection (Fr)	230.60	235.80	5.20	1.87	0.3	0.01
CPZ-03	La Paz Vein	337.75	340.00	2.25	1.36	3	0.08

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Figure 10-16 Longitudinal Section (looking NE) showing intersection points on La Loca Vein

Figure 10-17 Longitudinal Section (looking NE) showing intersection points on La Paz Vein

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Figures 10-18 & 10-19 Cross-Sections through Holes CLL-01, CLL-02 & CLLI-01 and CLL-03 drilled to test the La Loca Vein in the La Loca area

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Figures 10-20 & 10-21 Cross-Sections through Holes CPZ-01 & CPZ-03 and CPZ-02 drilled to test the La Paz Vein in the La Paz area

10.2.2.3.      2013 Asunción Surface Diamond Drilling Program and Results

During February to December, 2013, surface diamond drilling was conducted in the Asunción area. Two Layne drill rigs were in operation. At the end of the year, Endeavour Silver had completed a total of 13,791.60 m in 34 holes (Table 10-20 and Figure 10-22).

Table 10-20
Summary for the Asunción 2013 Surface Diamond Drilling Program (as of December, 2013)

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
CAS-01	57 º	-53 º	HQ	406.15	27/01/2013	6/2/2013
CAS-02	70 º	-51 º	HQ	395.85	6/2/2013	15/02/2013
CAS-03	45 º	-52 º	HQ	405.1	15/02/2013	27/02/2013
CAS-04	42 º	-67 º	HQ	493.35	27/02/2013	17/03/2013
CAS-05	42 º	-77 º	HQ	557.25	17/03/2013	31/03/2013
CAS-06	59 º	-57 º	HQ	413.35	31/03/2013	11/4/2013
CAS-07	36 º	-46 º	HQ	349.75	11/4/2013	21/04/2013
CAS-08	53 º	-50 º	HQ	324.75	22/04/2013	1/5/2013
CAS-09	75 º	-55 º	HQ	398.9	2/5/2013	13/05/2013
CAS-10	42 º	-60 º	HQ	436	14/05/2013	28/05/2013
CAS-11	47 º	-74 º	HQ	328.35	28/05/2013	5/6/2013
CAS-12	49 º	-64 º	HQ	256.95	6/6/2013	11/6/2013
CAS-13	48 º	49 º	HQ	228.6	11/6/2013	18/06/2013
CAS-14	12 º	-59 º	HQ	272.85	18/06/2013	25/06/2013
CAS-15	49 º	-66 º	HQ	254.9	25/06/2013	2/6/2013
CAS-16	49 º	-77 º	HQ	327.3	2/7/2013	12/7/2013
CAS-17	49 º	-80 º	HQ	329.15	12/7/2013	19/07/2013
CAS-18	49 º	82 º	HQ	437.8	19/07/2013	29/07/2013
CAS-19	49 º	-45 º	HQ	226.6	18/09/2013	23/09/2013
CAS-20	49 º	-66 º	HQ	226.9	23/09/2013	27/09/2013
CAS-21	49 º	-87 º	HQ	307.3	27/09/2013	3/10/2013
CAS-22	49 º	-73 º	HQ	351.85	3/10/2013	11/10/2013
CAS-23	32 º	-55 º	HQ	484.5	6/10/2013	17/10/2013
CAS-24	49 º	-60 º	HQ	286.25	11/10/2013	17/10/2013
CAS-25	29 º	-61 º	HQ	510.85	17/10/2013	28/10/2013
CAS-26	49 º	-65 º	HQ	438.6	18/10/2013	27/10/2013
CAS-27	25 º	-67 º	HQ	509.1	28/10/2013	8/11/2013
CAS-28	49 º	-71 º	HQ	489.2	27/10/2013	9/11/2013
CAS-29	20 º	-72 º	HQ	628	15/11/2013	21/11/2013
CAS-30	49 º	-71 º	HQ	542.45	10/11/2013	23/11/2013
CAS-31	12 º	-76 º	HQ	570.1	22/11/2013	3/12/2013
CAS-32	49 º	-80 º	HQ	551.6	23/11/2013	5/12/2013
CAS-33	2 º	-70 º	HQ	527.4	4/12/2013	12/12/2013
CAS-34	49 º	-73 º	HQ	524.45	5/12/2013	15/12/2013
			Total	13,791.50

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Figure 10-22 Surface map showing completed drill holes in the Asunción Area

The purpose of this program was to explore the Asunción and Villalpando veins at South of the Capulin Fault.

Drilling highlights for Villalpando vein included 375 g/t silver and 1.80 g/t gold over 4.14 m true width (including 768 g/t silver and 2.69 g/t gold over 0.49 m true width) in drill hole CAS-06; 396 g/t silver and 5.61 g/t gold over 4.51 m true width (including 759 g/t silver and 12.40 g/t gold over 0.33 m true width) in drill hole CAS-26; 294 g/t silver and 7.08 g/t gold over 4.38 m true width (including 2,290 g/t silver and 51.70 g/t gold over 0.33 m true width) in drill hole CAS-29; and 371 g/t silver and 3.31 g/t gold over 1.56 m true width (including 730 g/t silver and 6.56 g/t gold over 0.49 m true width) in drill hole CAS-32.

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Drilling highlights for the Asunción vein includes: 126 g/t silver and 1.29 g/t gold over 1.84 m true width in drill hole CAS-04; 249 g/t silver and 1.59 g/t gold over 1.73 m true width (including 303 g/t silver and 2.07 g/t gold over 0.29 m true width) in drill hole CAS-10.

Drilling results are summarized in Table 10-21; and the Villalpando and Asunción vein intercepts are shown on the longitudinal sections in Figure 10-23 and Figure 10-24 below.

Figure 10-25 through 10-27 depict typical cross-sections showing some of the holes drilled to test the Villalpando and Asunción Vein structures in the El Cubo Mines Project.

Table 10-21
Summary of the 2013 Asunción-Villalpando diamond drilling results

Drill Hole ID	Structure	Mineralized Interval			Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
CAS-01	Asunción Vein	299.95	308.05	8.1	6.79	9	0.06
	Villalpando Vein	320.2	322.7	2.5	1.92	35	0.31
CAS-02	Asunción Vein	320.45	324.3	3.85	3.19	53	0.49
	Asunción Composite	320.45	323.15	2.7	2.24	52	0.64
	Including	322.35	323.15	0.8	0.66	83	1.25
	Villalpando Vein	352.15	353.2	1.05	0.67	62	0.27
CAS-03	Asunción Vein	316.35	320.7	4.35	4.27	69	0.45
	Asunción Composite	317.6	320.7	3.1	3.05	85	0.4
	Including	317.6	318.1	0.5	0.49	88	0.87
	Villalpando Vein	333.4	336.6	3.2	2.43	71	0.43
	Villalpando Composite	333.4	335.65	2.25	1.5	112	0.66
	Including	333.4	334.1	0.7	0.61	268	1.56
CAS-04	Asunción Vein	372.45	375.6	3.15	2.41	104	1.08
	Asunción Composite	373.2	375.6	2.4	1.84	126	1.29
	Including	374.7	375.2	0.5	0.38	280	1.64
	Villalpando Vein	401.65	403.3	1.65	1.26	7	0.06
CAS-05	Villalpando Vein	496.65	497.25	0.6	0.1	18	0.07
CAS-06	Asunción Vein	323.15	329.25	6.1	3.55	7	0.08
	Villalpando Vein	334.05	342.85	8.8	5.61	284	1.4
	Villalpando Composite	335.2	341.75	6.55	4.14	375	1.8
	Including	337.15	337.65	0.5	0.49	768	2.69
CAS-07	Asunción Vein	269.7	272.1	2.4	2.1	104	0.95
	Including	270.2	270.7	0.5	0.45	136	0.93
	Villalpando Vein	287.3	289.5	2.2	1.28	94	0.8
	Villalpando Composite	287.3	289.9	2.6	1.55	103	0.87
	Including	287.3	287.6	0.3	0.25	132	0.83
CAS-08	Asunción Vein	257.95	262.8	4.85	3.5	13	0.1
	Villalpando Vein	271.8	276.7	4.9	3.71	149	0.29
	Villalpando Composite	271.8	273.8	2	1.62	330	0.6
	Including	273.35	273.8	0.45	0.42	1185	1.6

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CAS-09	Asunción Vein	323	330.7	7.7	5.34	55	0.39
	Asunción Composite	328.25	330.4	2.15	1.6	84	0.64
	Including	329.3	329.7	0.4	0.26	254	1.62
	Villalpando Vein	345.8	352.95	7.15	4.5	74	0.78
	Villalpando Composite	350.45	352.95	2.5	1.67	168	1.59
	Including	352.4	352.95	0.55	0.35	293	2.95
CAS-10	Asunción Vein	331.9	333.95	2.05	1.73	249	1.59
	Including	333.3	333.65	0.35	0.29	303	2.07
	Villalpando Vein	350.9	354.35	3.45	2.83	85	0.76
	Villalpando Composite	350.9	353	2.1	1.72	136	1.2
	Including	350.9	351.65	0.75	0.61	238	0.74
CAS-11	Asunción Vein	238.6	240.95	2.35	1.75	94	0.55
	Including	239.3	239.6	0.3	0.27	154	0.72
	Villalpando Vein	256.5	266.3	9.8	6.64	61	0.68
	Villalpando Composite	256.5	259.2	2.7	1.74	106	0.49
	Including	258.8	259.2	0.4	0.26	104	0.78
CAS-12	Villalpando Vein	204.1	210.95	6.85	5.61	114	0.58
	Villalpando Composite	204.1	210.4	6.3	5.16	122	0.61
	Including	207.6	208.4	0.8	0.66	181	0.99
CAS-13	Villalpando Vein	175.8	177.3	1.5	1.41	132	0.45
	Villalpando Composite	175.8	177.8	2	1.88	129	0.42
	Including	176.8	177.3	0.5	0.47	134	0.52
CAS-14	Asunción Vein	202.65	203.7	1.05	0.63	31	0.25
	Villalpando Vein	214.65	218.9	4.25	3.19	71	0.56
	Villalpando Composite	215.7	218.45	2.75	1.99	87	0.69
	Including	215.7	216.15	0.45	0.39	159	1.01
CAS-15	Villalpando Vein	214.55	218.35	3.8	2.63	88	0.75
	Villalpando Composite	215.25	218.05	2.8	1.98	96	0.81
	Including	217.3	218.05	0.75	0.53	146	1.02
CAS-16	Asunción Vein	252.7	259	6.3	4.39	31	0.56
	Asunción Composite	258.5	260.7	2.2	1.56	82	0.5
	Including	260.15	260.7	0.55	0.39	192	0.73
	Villalpando Vein	284	284.55	0.55	0.5	20	0.48
CAS-17	Villalpando Vein	203.35	213.45	10.1	5.87	84	0.61
	Villalpando Composite	205.05	211.6	6.55	4.32	106	0.73
	Including	211.6	212.35	0.75	0.38	588	3.29
CAS-18	Villalpando Vein	278.6	283.85	5.25	3.71	67	0.82
	Villalpando Composite	281.55	283.85	2.3	1.63	81	1.08
	Including	281.55	282.7	1.15	0.81	93	1.11
CAS-19	Villalpando Vein	133.05	137.2	4.15	3.89	24	0.11
CAS-20	Villalpando Vein	161.15	163.9	2.75	1.87	53	0.15
CAS-21	Asunción Vein	247.9	250.6	2.7	1.51	31	0.4
	Villalpando Vein	264.05	270.05	6	3.67	24	0.55
CAS-22	Villalpando Vein	232.9	237.6	4.7	3.44	88	1.05
	Villalpando Composite	233.55	235.6	2.05	1.5	174	2.18
	Including	233.95	234.75	0.8	0.59	225	3.36
CAS-23	Villalpando Vein	382.3	388.7	6.4	5.8	89	0.44
	Villalpando Composite	384.6	388.4	3.8	3.44	121	0.64
	Including	387.65	388.4	0.75	0.68	314	1.47
CAS-24	Villalpando Vein	198.2	204.25	5.07	0.25	37	33.2
	Villalpando Composite	199.9	201.7	1.8	1.51	88	0.6
	Including	201.2	201.7	0.5	0.42	128	0.63
CAS-25	Villalpando Vein	404.75	409.4	4.65	3.9	19	0.11
CAS-26	Villalpando Vein	396	402.8	6.8	5.57	323	4.58

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	Villalpando Composite	396	401.5	5.5	4.51	396	5.61
	Including	400.3	400.7	0.4	0.33	759	12.4
CAS-27	Villalpando Vein	451.7	454.1	2.4	1.84	27	0.08
CAS-28	Villalpando Vein	430.05	443.25	13.2	9.65	42	0.33
	Villalpando Composite	432.75	435.85	3.1	2.27	131	1.19
	Including	435.1	435.85	0.75	0.55	350	1.15
CAS-29	Villalpando Vein	478	484.65	6.65	5.45	241	5.71
	Villalpando Composite	478.3	483.65	5.35	4.38	294	7.08
	Including	482.2	482.6	0.4	0.33	2290	51.7
CAS-30	Villalpando Vein	476.3	481.05	4.75	3.53	129	1.37
	Villalpando Composite	477.25	480.1	2.85	2.12	208	2.25
	Including	477.25	477.65	0.4	0.3	348	4.03
CAS-31	Villalpando Vein	498.3	513.65	15.35	10.15	87	0.87
	Villalpando Composite	505.8	512.05	6.25	3.98	192	1.84
	Including	511.65	512.05	0.4	0.26	864	3.11
CAS-32	Villalpando Vein	502.9	506.15	3.25	2.3	255	2.27
	Villalpando Composite	503.25	505.45	2.2	1.56	371	3.31
	Including	503.8	504.5	0.7	0.49	730	6.56
CAS-33	Villalpando Vein	484.15	486.1	1.95	1.4	94	1.25
	Villalpando Composite	484.15	487.05	2.9	2.09	64	0.84
	Including	484.5	484.85	0.35	0.25	215	2.88
CAS-34	Villalpando Vein	484	485.75	1.75	1.34	198	1.03
	Villalpando Composite	483.6	485.75	2.15	1.67	161	0.84
	Including	484.2	484.7	0.5	0.38	328	1.11

Figure 10-23 Longitudinal Section (looking NE) showing intersection points on Villalpando Vein

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Figure 10-24 Longitudinal Section (looking NE) showing intersection points on Asunción Vein

Figure 10-25 Cross-Sections through Holes CAS-03, CAS-04, CAS-05, CAS-07 & CAS-10 Drilled to
Test the Asunción and Villalpando Vein in the Asunción area

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Figures 10-26 & 10-27 Cross-Sections through Holes CAS-18, CAS-22, CAS-24, CAS-26, CAS-28,
CAS-30 & CAS-32 and CAS-23, CAS-25, CAS-27, CAS-29 & CAS-31 Drilled to Test the Villalpando
Vein in the Asunción area

10.3	Comments on Section 10

The QP has reviewed the 2013 exploration programs and notes that the programs were conducted according to the Exploration Best Practices Guidelines as outlined by the CIM and with a good QA/QC program in place. There are no drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results.

The QP concludes that the data acquired by Endeavour Silver through its exploration programs is suitable for use in estimating the mineral resources and ultimately the mineral reserves for the El Cubo Mines Project.

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11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

The samples used in the mineral resource and mineral reserve estimates include diamond drill core and underground chip channel samples. Routine samples at El Cubo also include

•	truck samples1,
•	trolley car samples2,
•	muck samples,
•	mine skip feed belt samples 3,
•	mill crushed feed belt samples,
•	process and tailings samples,

El Cubo operate two small diameter core drill rigs. One compressed- air powered CP-65 and a Diamec 250 electric rig. The small diameter core is used only for short term planning. Samples from this core are treated like production samples and are prepared and assayed at the Bolañitos laboratory. They are not used for resource estimation.

11.1	Sampling Method and Approach

El Cubo employs standardized procedures for collecting underground grade control chip samples, and these procedures are documented in a detailed, illustrated manual. Chip channel sampling is carried out daily in accessible stopes and development headings by mine sampling technicians. Samples are located by measuring with a tape from known survey points. The samples are taken perpendicular to the veins at approximately 2m intervals along drifts. Sample locations are cleaned and marked with two parallel, red spray paint lines to guide the sampling. Chip samples are collected on all vein faces in drifts, crosscuts, raises, and stopes. On faces and raises they are taken perpendicular to the dip of the vein to approximate true width. Stopes are sampled across the roof (back) following the profile of the working (Figure 11- 1).

________________________________
1 Truck samples were discontinued in October 2013.
2 Trolley car samples were discontinued in October 2013 in favor of underground belt sampling at the skip loading pocket on Nivel 9 of Sta. Cecilia.
3 Started in August 2013.

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Figure 11-1 Chip sampling across Dolores Vein, Rebaje 220

The entire chip sample is divided into a number of discrete samples based on the geology (lithology). The simplest configuration is a single vein where the chip sample would be divided based on one sample of the wall rock on each side of the vein, and one sample of the vein. In more complex configurations, if there is more than one vein present, or it is divided by waste rock, then each of the vein sections is sampled separately. The chip samples are cut approximately 10 cm wide and 2 cm deep using a hammer and chisel. The rock chips are collected in a net, placed on a canvas, and any fragments larger than 2.5 cm are broken with a hammer. The maximum sample length is generally 1.5 m and minimum sample length is generally 0.2 m, though a few samples are taken over as narrow a width as 0.1 m.

The samples are sealed in plastic bags with a string and sent to the laboratory at Bolañitos. Samples which tend to be large, representing long sample intervals, tend to be too large for the bags provided and are reduced in size at the sample site to 1-2kg by quartering. Care is taken to collect all of the fines for the selected quarters.

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The samples are sealed in plastic bags and transported to the geology storage facility on surface. From there the samples are taken to the laboratory at the Bolañitos mine site by contracted transporter. Sample locations are plotted on stope plans using CAD software. The sample numbers and location data are recorded in a spreadsheet database. Upon receipt of assays, technicians and geologists produce reports used for day-to-day monitoring and grade control.

11.1.1	Production Sampling

11.1.1.1.      Muck Samples

El Cubo geologists and technicians attempt to sample as much production muck as possible from drift development and stopes. This task is carried out on a daily basis depending on the coverage available.

Approximately one sample is collected for every 20 tonnes of muck. Samples are either taken directly at the location of the most recent blast, from the scoop buckets as the area is being cleaned, or from stockpiles. The technician marks different positions on the muck pile for sampling with spray paint and fills a number of separate bags from different parts of the each pile. These samples are tagged with location and date information which is recorded in sample books. If a pile is suspected waste and marked as such with paint, the geologist may also place numbered washers in the muckpile to be recovered by the mill belt magnet in case the material is accidentally shipped for waste.

Assay results from the muck samples are usually available within 18 hours, after which the decision is made to send the muck to the mill for processing or to use as backfill. The results from each heading and stope are tracked in spreadsheets and are used to report mine production. The muck sample data are also used as input to reconciliation calculations of mine production to mineral reserves, discussed in Section 15.4.

11.1.1.2.      Truck and Car Samples

Car and truck samples are a discrete type and group of routine production samples that more closely represent what is actually sent to the mill. Car samples are taken by hand out of the ore cars before they are dumped in the coarse ore bin (Figure 11-3). This is in the process of being changed to sampling the feed to the skips underground on Level 9 at Santa Cecilia. (Figure 11-4). These samples are too large, 8-10 kg, to be bagged and sent to the Bolañitos lab so they are crushed and split in a riffle splitter on site at the loading pocket. The split sample weighs 4-5 kg.

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While the Las Torres plant was in operation, truck samples were collected during the dayshift by geology department technicians. (Figure 11-2). One sample is taken for every 20 tonnes of muck. This process stopped when operations moved from the Las Torres plant to the El Tajo plant.

Haul truck samples are currently not taken. Samples are taken instead from the feed to the fine ore bins as discussed in the following section.

Figure 11-2 Sampling production from haulage trucks. Discontinued when operations moved from La Torres to El Tajo in April 2013.

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Figure 11-3 Sampling from ore trolley

Figure 11-4 Belt sampling in Nivel 9. This procedure replaced ore car sampling in mid-2013.

11.1.1.3.      Mill Samples

The mill head at 12.7 mm (½”) crush size is collected manually (Figure 11-5) from a swipe across the belt at 15 minute intervals. The sample is large and requires splitting (Figure 11-6) before compositing. Samples are composited into a single sample representing 6 hours of operation, or 4 samples per day.

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Figure 11-5 Sampling mill feed

Moisture is calculated using the same composite samples used to calculate the head grade. Moisture is calculated by weighing the samples before and after drying. Moisture averages about 2.5% but can be as high as 4.0% during the rainy season.

Figure 11-6 Splitting mill head sample using a riffle (Jones) splitter

11.1.2	Exploration Sampling

Exploration drilling is divided between Endeavour Silver Regional Exploration group and the El Cubo Mine Exploration department.

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Endeavour Silver Regional Exploration are responsible for surface exploration within the El Cubo mining district including the management, monitoring, surveying, and logging of surface exploration holes.

The Mine Exploration department are responsible for the management, monitoring, surveying, and logging of near-mine surface and underground diamond drilling.

Regardless of which program the core comes from, the process is the same. Core from diamond drilling is placed in boxes which are tied shut at the drill site. Endeavour personnel transport the core to the respective core facility. Sample handling at the core facility follows a standard general procedure, during which depth markers are checked and confirmed; the outside of the boxes are labeled with interval information; core is washed and photographed; and the recovery and modified rock quality designation (RQD) are logged for each drill hole.

11.1.2.1.      Regional Surface Exploration

All of Endeavour Silvers Regional surface exploration drillholes are processed at the Regional Exploration core facility (Figure 11-7).

A cutting line is drawn on the core with a coloured pencil, and sample tags are stapled in the boxes or denoted by writing the sample number with a felt tip pen.

The core is split using a diamond saw (Figure 11-8).

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Figure 11-7 Original El Cubo Exploration core storage facility. Now allocated to Regional Exploration.

Figure 11-8 One of several core saws located at the Regional Exploration core facility

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11.1.2.2.      Mine Exploration

All mine exploration core is transported to the secure core storage facility (Figure 11-9) adjacent to the new mine warehouse facility. After logging and marking of core for sampling the sampling procedure can begin.

Figure 11-9 New El Cubo Mine Exploration core storage facility constructed in the first quarter 2013.

The sampling procedure for NQ or HQ core begins with splitting using a wheel driven or hydraulic driven manual splitting device. After splitting one half of the core is replaced in the original core box with depth and sample number markers, and the other half is bagged with the sample ticket. The sample interval is recorded on the Ticket stub and in the sample record. Bagged samples are transported to an outside sample laboratory in sealed sacks.

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11.2	Sample Preparation and Analysis

The mine maintains sample prep facilities at the Las Torres plant for process samples, and an uncertified laboratory at the El Tajo plant for concentrate, doré, mine production samples, and underground exploration drill core. The Bolañitos assay laboratory is set up in a single facility at the Bolañitos Mine with separate enclosed sections for sample preparation, fire assay with gravimetric finish, and atomic absorption facilities. The facilities are located within the Bolañitos Mine compound and operate 24 hours per day.

The fire assay lab is capable of processing 500 analyses per day, and is equipped with two electric Grieve furnaces and two Cress electric cupel ovens (Figure 11-10).

Figure 11-10

The wet lab is equipped with two PerkinElmer 900F atomic absorption spectrometer (Figure 11-11). Approximately 120 AA analyses can be run per day in two shifts.

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Figure 11-11 one of two PE Pinaacle 900F atomic absorption spectrometer.

The lab has a weighing room and electronic balances of suitable precision for fire assaying. Overall, the facility is cramped and much of the equipment is old, thus renovations and equipment replacement will be necessary to accommodate future needs and to improve the quality of results.

11.2.1	Surface Drilling

Since Endeavour Silver took control of CMC, all samples of rock and drill core are bagged and tagged at the El Cubo core facility (Figure 11-7) and shipped to the ALS preparation facility in Zacatecas, Mexico. After preparation, the samples are shipped to the ALS laboratory in Vancouver, Canada, for analysis.

Upon arrival at the ALS preparation facility, all of the samples are logged into the laboratory’s tracking system (LOG- 22). Then the entire sample is weighed, dried if necessary, and fine crushed to better than 70% passing 2 mm (-10 mesh). The sample is then split through a riffle splitter and a 250 g split is then taken and pulverized to 85% passing 75 microns (-200 mesh).

The analysis procedures are summarized in Table 11-1.

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Table 11-1
Summary of Analysis Procedures

Sample Type	Element	Description	Lower Detection Limit	Upper Detection Limit	ALS Code
Core	Au	Fire Assay and AA analysis	0.005 ppm	10 ppm	AUAA23
	Ag	Aqua Regia and AA analysis	0.2 ppm	100 ppm	AA45AG
	Au, Ag (Samples >20ppm Ag AA45AG)	Fire Assays and Gravimetric Finish	0.05 ppm Au/ 5 ppm Ag	1,000 ppm Au / 10,000 ppm Ag	Au,Ag ME-GRA21
Rock	Au	Fire Assay and AA analysis	0.005 ppm	10 ppm	AUAA23
	Multielements (35 Elements)	Aqua Regia and ICP- AES Finish	0.2 ppm Ag / 1 ppm Cu / 2 ppm Pb/ 2 ppm Zn	100 ppm Ag / 10,000 ppm Cu, Pb and Zn	ME-ICP41
Soil	Au	Aqua Regia and ICP- MS Finish	0.001 ppm	1 ppm
	Multielements (51 Elements)	Aqua Regia and ICP- MS and ICP-AES Finish	0.002 ppm Ag / 0.01 ppm Cu, Pb and Zn	100 ppm Ag / 10,000 ppm Cu, Pb and Zn	TL42-PKG Au-TL42 + ME-MS41

ALS is an independent analytical laboratory company which services the mining industry around the world. ALS is also an ISO-certified laboratory that employs a rigorous quality control system in its laboratory methodology as well as a system of analytical blanks, standards and duplicates. Details of its accreditation, analytical procedures and QA/QC program can be found at http://www.alsglobal.com/.

In 2013, the average turn- around time required for analyses was around 2 weeks.

11.2.2	Underground Drilling

All HQ and NQ drill core samples are sent to ALS-Chemex (ALS). ALS maintains a sample preparation facility in Zacatecas, to where samples are shipped, and 50 g pulps are prepared and shipped to Vancouver, Canada for analysis.

The sampling procedure for TT46 core differs from HQ NQ core in that the complete core is submitted as the sample (due to the smaller volume of the core size), with the sample ticket included in the bag. The TT46 core is transported to the Endeavour ISO -9001;2008 rated laboratory at the Bolañitos Mine, Guanajuato. Samples are processed using the same procedure used for mine samples although Exploration samples are batched and processed separately from mine samples.

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Core samples from larger diameter NQ or HQ holes are tagged and bagged in the mine exploration core storage and logging facility at the El Cubo mine and shipped to the ALS sample preparation facility in Zacatecas. Samples are processed and analyzed using the same protocol as the Regional Surface Exploration samples, with the exception that only samples above the 100 ppm Ag or 10 ppm Upper Detection Limits were re-assayed using a fire assay followed by gravimetric finish. A nominal 30 g pulp sample weight is used.

Core from in-house drills with narrow diameter core is submitted to the Bolañitos Mine Laboratory for analysis. The samples are batched separately from mine or plant samples but analyzed using the same procedures

11.3	Sample Quality Control and Quality Assurance

11.3.1	Production Sampling

Sample quality assurance procedures underground include careful marking of the sample lines across the faces or backs of the heading, recording measurements from known points to accurately locate the samples, and measuring each sample length with a tape. Samples are collected carefully onto a canvas, conserving all material. Oversize pieces are broken up, then the sample is rolled, coned, and quartered at the sample site to reduce sample volume. Samples remain in the custody of the technicians and geologists who collected them until they are delivered to designated sample storage areas on surface. Samples from the Dolores Mine are stored for pickup at the geology storage area located in the Dolores Mine Patio (Figure 11-12). Samples from Sta. Cecilia and San Nicolas Mines are stored with security at the entrance to the mine patio. Samples are collected from each storage area by a contracted transporter and delivered to the lab at the Bolañitos mine.

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Figure 11-12 Geology storage area at the Dolores Mine Patio

Underground muck samples are collected in a manner to reasonably represent the different size fractions in the muckpile. The sampler includes fistfuls of fine material, pieces up to half of a fist-size, and takes a few chips from larger rocks or boulders. The time, date and location of the samples is recorded and stored in a spreadsheet database. These same principles are applied to the collection of truck samples. As with the chip samples, muck samples remain in the custody of trained technicians who deliver them to the sample storage area where they are later collected up and taken to the Bolañitos lab.

Field duplicate samples are inserted at the frequency of about 1 in 20 chip lines. The last sample taken is a duplicate sample. The sample interval to be duplicated is chosen at random from one of the vein intervals. Waste duplicates are not collected. The sample is collected from a point approximately 10cm above the original sample. Duplicate samples are sent with the rest of the samples from the chip line.

The QA/QC protocol for production samples involves repeat assays on pulp and reject assays, along with in-house prepared blanks. No commercially available standards were used in 2013. Roughly 3% to 5% of production grade control sample are submitted for re-assay.

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11.3.1.1.      Blank Samples.

In 2013 the geology department continued collecting and sending blanks along with production samples. Blanks are inserted at a frequency of about 1 to 2 samples per day. Blanks are collected as run-of-mine material from waste headings such as the development ramps. These samples are usually of sufficiently low silver grade to be useful in detecting laboratory errors such as sample swaps and contamination, however, there is always the possibility that the samples will contain anomalous values. Blanks are submitted blind, that is, they are inserted into the sample stream using the same sample sequence and identifiers as any other sample collected.

Results of the blank assays are shown in Figure 11-13 and Figure 11-14. Approximately 5% of the 460 samples sent for assay in 2013 returned silver grades greater than 20 times the detection for silver and 15% were between 5 and 20 times the detection limit for silver. Sample values less than 100 g/t (5x detection) are considered acceptable.

Figure 11-13 Silver grade mine blanks

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Figure 11-14 Gold grade mine blanks

Gold values were slightly better with only 2% of the 459 samples sent for assay returning gold grades greater than 20 times the detection, and 7% between 5 and 20 times the detection limit for gold. Sample values less than 0.60 g/t (5x detection) are considered acceptable.

11.3.1.2.      Duplicate Samples.

Maximum-minimum scatter plots for duplicate samples are shown in Figure 11-15 through Figure 11-20. In general, results of the duplicate re-assays indicate a good correlation for silver and moderate to poor correlation for gold. Acceptable failure rate for pulps duplicates is 10%. Silver pulps show an 11% failure rate while gold shows a 33% failure rate.

Acceptable failure rate for reject duplicates is 20%. Silver pulps show a 23% failure rate while gold shows a 34% failure rate.

Finally, failure rate for mine duplicates is 30%. Silver pulps show a 38% failure rate while gold shows a 44% failure rate.

Silver pairs with a mean value of 10x the detection limit were excluded. Gold pairs with a mean value of 15x the detection limit were excluded. The higher gold failure rate may be caused by low precision near the origin. Eliminating pairs that are close to detection will reduce the failure rate. Overall the results are acceptable but perhaps could be improved.

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Figure 11-15 Max-Min plot for pulps duplicates Area I silver

Figure 11-16 Max-Min plot for pulps duplicates Area I gold

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Figure 11-17 Max-Min plot for reject duplicates Area I silver

Figure 11-18 Max-Min plot for reject duplicates Area I gold

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Figure 11-19 Max-Min plot for mine duplicate samples Area I silver

Figure 11-20 Max-Min plot for mine duplicate samples Area I gold

11.3.1.3.      Standard Reference Material.

No Standard Reference Materials were used for mine production in 2013.

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11.3.1.4.      Check Assays

Check assaying is performed to check the precision and accuracy of the primary laboratory, and to identify errors due to sample handling. Check assaying consists of sending pulps and rejects to a secondary lab for analysis and comparison against the primary lab.

No check assays from mine production were sent to secondary labs for analysis in 2013.

11.3.2	Surface Exploration Samples

Drilling in 2013 was supported by a QA/QC program to monitor the integrity of all assay results. Each batch of 20 samples included one blank, one duplicate and one standard. Check assaying is also conducted at a frequency of approximately 5%. Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying either the pulp, reject or both.

A total 3,123 samples, including control samples, were submitted during the surface drilling program at El Cubo in 2013. A summary of sample type and number is shown in Table 11-2. A total of 227 pulps (7.2%) were also submitted for check assaying.

Regional sampling process, including handling of samples, preparation and analysis, is shown in the quality control flow sheet, Figure 11- 21.

Table 11-2
Summary of sample type and number used during the 2013 surface exploration program

Samples	No. of Samples	Percentage (%)
Standards	157	5.0%
Duplicates	124	4.0%
Blanks	165	5.3%
Normal	2,677	85.7%
Total	3,123	100%

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Figure 11-21 Flow Sheet for Core Sampling, Sample Preparation and Analysis

11.3.2.1.      Surface Exploration Blank Samples

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used was commercial bentonite purchased for Endeavour Silver’s drilling programs on the El Cubo Mines project. The bentonite used was Enviroplug Coarse (1/4”). Blank samples are inserted randomly into the sample batch and given unique sample numbers in sequence with the other samples before being shipped to the laboratory.

Blank samples were inserted at an average rate of approximately 1 for each 20 original samples. Only a limited number of blank samples returned assay values above the detection limits for gold and silver.

The control limit for Blank samples is 10 times the minimum limit of detection of the assay method of the element. For gold is 0.05 ppm and silver 2.5 ppm.

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Based on the results obtained from the blank samples, it is considered that the assay results for the drilling programs are, for the most part, free of any significant contamination (Figure 11-22 and Figure 11-23).

Figure 11-22 Control Chart for Gold Assay from the Blank Samples Inserted into the Sample Stream

Figure 11-23 Control Chart for Silver Assay from the Blank Samples Inserted into the Sample Stream

11.3.2.2.      Surface Exploration Duplicate Samples

Duplicate samples are used to monitor (a) potential mixing up of samples and (b) variability of the data as a result of laboratory error or the lack of homogeneity of the samples.

Duplicate core samples were prepared by Endeavour Silver personnel at the core storage facility at the El Cubo Mines project. Preparation first involved randomly selecting a sample interval for duplicate sampling purposes. The duplicates were then collected at the time of initial sampling. This required first splitting the core in half and then crushing and dividing the half-split into two portions which were sent to the laboratory separately. The duplicate samples were ticketed with the consecutive number following the original sample. One duplicate sample was collected for each batch of 20 samples.

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Discrepancies and inconsistencies in the duplicate sample data are resolved by re-assaying either the pulp or reject or both.

For the duplicate samples, graphical analysis shows reasonable correlation coefficients for silver (0.89) in the majority of the samples, for gold its lower (0.63) mainly due to three samples CUDH0326, CUDH0887 and CUDH2305. Scatter plots for gold and silver are shown in Figure 11-24 and Figure 11-25 respectively.

Figure 11-24 Scatter Plot for Duplicate Samples for Gold

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Figure 11-25 Scatter Plot for Duplicate Samples for Silver

11.3.2.3.      Surface Exploration Standard Reference Material

Endeavour Silver uses commercial reference standards to monitor the accuracy of the laboratories. Standard reference material (SRM) has been purchased from CDN Resource Laboratories Ltd. Each reference standard was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver, along with a certificate of analysis for each standard purchased.

In 2013, standard reference control samples were submitted at an average frequency of 1 for each batch of 20 samples. Reference standards were ticketed with pre-assigned numbers in order to avoid inadvertently using numbers that were being used during logging.

Two different standards were submitted and analyzed for gold and silver. The reference standards used during Endeavour Silver’s drilling programs are described in Table 11-3.

For the process to establish the control limits of the SRM, in 2013 Endeavour Silver modify the protocols, until 2012 the used value was the recommended for the SRM (Certificate), and the control limits were defined as a function of the standard deviation resulting from the round robin (the assays of a SRM at various laboratories). This has to do with precision, not with accuracy, which is the control that is wanted with the use of this material (“Simon, M.A. 2011”), therefore the mean used is the product of the ALS assays; also it was established a limit for this mean to have an statistical weight, which is 25 samples, in other words, if the reference material has more than 25 results the mean of the ALS assays its used, otherwise its used the recommended value in the SRM Certificate.

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For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), and a lower control limit (LL) and an upper control limit (UL), as shown in Table 11-4.

Table 11-3
Reference Standards Used for Endeavour Silver’s Drilling Programs

Reference Standard	Reference Number	Reference Source	Reference Standard Assays (Certificate)		Reference Standard Assays (Calculated)
			Gold (g/t)	Silver (g/t)	Gold (g/t)	Silver (g/t)
EDR- 30	CDN- GS-5J	CDN Resource Laboratories	4.9	73	4.97	75
EDR- 33	CDN- ME-1206	Reference Source	2.61	274	2.61	265
EDR- 38	CDN- ME-19	Reference Source	0.62	103	NA	NA

NA                               Not Applicable

Table 11-4
Basis for Interpreting Standard Sample Assays

Limit	Value
UL	Plus 2 standard deviations from the mean
CL	Recommended or Calculated value (mean) of standard reference material)
LL	Minus 2 standard deviations from the mean

Endeavour Silver’s general rules for a batch failure are as follows:

•	A reported value for a standard greater than 3 standard deviations from the mean is a failure.

•	Two consecutive values of a standard greater than 2 standard deviations from the mean is a failure.

•	A blank value over the acceptable limit is a failure.

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Results of each standard are were reviewed separately. Most values for gold and silver were found to be within the control limits, and the results are considered satisfactory. The mean of the ALS assays agrees well with the mean value of the standard. Examples of the control charts for the standard reference material generated by Endeavour Silver are shown in Figure 11-26 through Figure 11-31.

Figure 11-26 Control Chart for Gold Assays from the Standard Reference sample EDR-30

Figure 11-27 Control Chart for Silver Assays from the Standard Reference sample EDR-30

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Figure 11-28 Control Chart for Gold Assays from the Standard Reference sample EDR-33

Figure 11-29 Control Chart for Silver Assays from the Standard Reference sample EDR-33

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Figure 11-30 Control Chart for Gold Assays from the Standard Reference sample EDR-38

Figure 11-31 Control Chart for Silver Assays from the Standard Reference sample EDR-38

11.3.2.4.      Surface Exploration Check Assaying

To evaluate the accuracy of the primary laboratory, Endeavour Silver periodically conducts check analyses. Random pulps are selected from original core samples and send to a second laboratory to verify the original assay and monitor any possible deviation due to sample handling and laboratory procedures. Endeavour Silver uses the BSI-Inspectorate laboratory in Durango, Mexico, for check analyses.

Correlation coefficients are high (>0.97) for both silver and gold, showing a high level of agreement between the original ALS assay and the BSI-Inspectorate check assay. Figure 11-32 and Figure 11-33 show the correlation between the values of gold and silver respectively.

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Figure 11-32 Scatter Plot of Check Assays for Gold

Figure 11-33 Scatter Plot of Check Assays for Silver

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11.3.3	Underground Exploration Samples

A total of 2,624 samples from 2013 drill holes and re-sampling of selected 2012 drill holes were collected and submitted to ALS for assay. A total of 55 pulps and 81 coarse rejects samples were submitted to ALS for check assaying. The sampling information is summarized in Table 11- 5. Results for 420 samples were not available for inclusion in this report.

Table 11-5
2013 Summary of samples submitted to ALS-Chemex by Mine Exploration

Samples	No. of Samples	Percentage (%)
HQ/NQ Core	2,363	89.8%
Core Duplicates	60	2.3%
Blanks	104	4.0%
Standards	104	4.0%
Total	2,631	100.0%

Pulp Check Assays	55	2.1%
Reject Check Assays	81	3.1%
Total Check Assays	136	5.2%

Table 11-6
2013 Summary of samples submitted to the Bolañitos Laboratory by Mine Exploration

Samples	No. of Samples	Percentage (%)
TT46 Core	744	90.3%
Core Duplicates
Blanks	44	5.3%
Standards	36	4.4%
Total	824	100.0%

Pulp Check Assays	54	6.6%
Reject Check Assays	21	2.5%
Total Check Assays	75	9.1%

A total of 824 in-house samples were submitted to the Bolañitos mine laboratory; this total includes 30 rejects and pulps originally analyzed at the El Cubo mine laboratory and subsequently re-analyzed by the Bolañitos laboratory. An additional 75 check assays were submitted for analysis. Bolañitos sample information is summarized in Table 11-6; at year end 54 results were pending.

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11.3.3.1.      Blank Samples.

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of samples in the laboratory. The blank material used was andesite rock material collected from an abandoned quarry close to the core storage facility which was broken into 0.5 cm to 5cm rock fragments. Then bagged ready for use. Blank pulp material previously collected from the same source and crushed and pulverized at the El Cubo mine laboratory was also used; approximately 90 g of pulp material are submitted as a sample. Tests of the material prior to use at ALS and the Bolañitos mine showed this material to be suitable for use as blanks, although the possibility of naturally occurring minor gold or silver values cannot be discounted.

Blank samples are preferentially inserted after mineralized intervals within a batch and are given unique sample number in sequence with the other samples in the batch, before being shipped to the laboratory; on a number of occasions blanks were assigned a non-sequential number to avoid renumbering an already sampled batch; this occurs as a result of inexperience by geologists who had not previously been required to insert control samples; the same comment applies to other control sample types. Figure 11-34 and Figure 11-35 show the control charts for silver form ALS and Bolañitos laboratories; the control charts for Gold are similar but with fewer anomalous results.

For ALS blank samples a minor spike in possibly caused by Au contamination or analytical error was seen in September of 2012, however given that the amount of contamination is less than 0.1 g/t Au no follow-up action was taken. The Silver blank data is a little more erratic with 3 samples considered to have unacceptably high results. Re-analysis of one selected samples from one lot indicated that the batch appeared to have suffered from contamination or elevated Ag values; additional re-assaying of this lot is recommended but has not been undertaken at time of this report. A third high grade value for Ag was reported in a QAQC duplicate batch – where the majority of the samples are similar to the original values; additional follow-up action for this batch is pending. The fact that many Ag blank samples have values in the range 0 to 5 g/t may indicate that the source rock has erratic silver values.

For the Bolañitos laboratory there appears to be more evidence for contamination or data entry issues.

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Figure 11-34 Control Chart for Silver Assays from Rock Blank Samples – ALS-Chemex

Figure 11-35 Control Chart for Silver Assays from Rock Blank Samples – Bolañitos Laboratory

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Based on the results obtained from the blank samples it is considered that the assay results for the drilling program are for the most part free of any significant contaminations.

11.3.3.2.      Duplicate Samples.

Core Duplicates

Duplicate core samples were used to monitor potential mixing of samples, the variability of the data as a result of laboratory error or the inherent lack of homogeneity of the samples.

Duplicate core samples were prepared by Endeavour personnel at the mine exploration core storage facility at the Cubo Mine. Only core submitted to ALS had duplicate core samples taken, as the volume of TT46 core after splitting is unsuitable for sample submission. Duplicate sample intervals are preferentially selected close to ore zones, with less fractured zones preferred. The duplicates were collected at the time of initial sampling, the core was split in half, with half the core bagged as the one sample, the second half of core was then split again, with the duplicate sample consisting of a quarter of the core for the sample length. The duplicate samples are given unique sample number in sequence with the other samples in the batch, generally the sample number succeeding or preceding the original sample. Generally 1 to 2 duplicates were inserted per hole.

A total of 60 core duplicate samples were taken representing 2.3% of all ALS samples. Discrepancies are resolved by re-assaying of either pulp or reject or both. Scatter diagrams for core duplicate samples are shown in Figure 11-36 and Figure 11-37. The data plotted includes the removal of one data point that was found to be incorrect.

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Figure 11-36 Original versus Duplicate Core Samples for Silver

Figure 11-37 Original versus Duplicate Core Samples for Gold

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For the core duplicates, graphical analysis shows reasonable correlation coefficients for gold and silver and the majority of samples show reasonable correlation. Gold has a higher variance above 1 g/t. The correlation coefficients are 0.89 for silver and 0.98 for gold which is considered satisfactory.

Pulp and Reject Duplicates

Pulp and coarse rejects, collected from the ALS facility in Zacatecas by Endeavour personnel, were selected for duplicate assaying. Preference is given to re-assaying samples from mineralized intervals. The selected pulps are re-bagged and re-tagged with a new sequential sample number assigned to each sample. A total of 55 pulp and 81 coarse reject samples were selected and re-submitted to ALS-Chemex. The scatter diagrams for the check assays are shown in Figure 11-38 through Figure 11-41. The data shown for pulps includes corrections for two sample swaps.

Figure 11-38 Scatter diagram of Silver Pulp Check Samples, ALS vs. ALS

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Figure 11-39 Scatter diagram of Gold Pulp Check Samples, ALS vs. ALS

Figure 11-40 Scatter diagram of Silver Coarse reject Check Samples, ALS vs. ALS

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Figure 11-41 Scatter diagram of Gold Coarse reject Check Samples, ALS vs. ALS

The duplicate data for silver in general indicate very similar results between original and duplicate assays for both pulps and coarse rejects after correction for known sample swaps. For the gold data two original samples were determined to be erroneous and three higher grade samples appear to have been over-estimated in the original assay in both data sets; however additional check assaying is required to confirm these conclusions.

Despite the above discrepancies the correlation coefficient for the gold pulp data is 0.95 which is acceptable. The coarse reject correlation coefficient is low at 0.75. However removing one high-grade outlier, and correcting for two sample swaps results in a correlation coefficient of 0.92 which is acceptable.

Overall, after removing obvious errors such as swaps and outliers, the results of check assaying are considered to be acceptable.

Due to the natural lack of homogeneity of samples, as indicated by mine sampling it is to be expected that coarse reject samples will have lower coefficients of correlation than pulp sample. This can be demonstrated in the percent relative deviation vs. rank plot for gold shown in Figure 11-42; pulp duplicates are more similar than coarse reject duplicates which are in turn more similar than core duplicates although for all three sample types the data begins to break down in consistency after the 90th rank percentile.

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Figure 11-42 Relative Percent Deviation vs. Rank Plot for Corrected Gold Values

Pulp and Reject check assays for Bolañitos Laboratory samples were selected from a number of lots with QAQC issues or results that did not appear to be supported by logging. The results of the check analyses confirmed that the batches selected had QAQC issues, which appear to be a combination of errors in assaying, sample handling or data entry mostly in the original batch. In general fewer problems are identified with silver assays than with gold. The results of the check assays are shown in Figure 11-43 through Figure 11-46.

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Figure 11-43 Scatter diagram of Silver Pulp Duplicate Samples, Bolañitos Laboratory

Figure 11-44 Scatter diagram of Gold Pulp Duplicate Samples, Bolañitos Laboratory

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Figure 11-45 Scatter diagram of Silver Coarse Reject Duplicate Samples, Bolañitos Laboratory

Figure 11-46 Scatter diagram of Gold Coarse Reject Duplicate Samples, Bolañitos Laboratory

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11.3.3.3.      Standard Reference Material.

Standard reference materials used by the Cubo mine exploration department have been purchased from internationally recognized companies: WCM Minerals, CDN Resource Laboratories Ltd., Analytical Solutions from Canada and ROCKLABS Ltd from New Zealand. The standard reference materials are prepared by the vendor at their own laboratories, except Analytical Solutions who sell materials prepared by Ore Research and Exploration (in Australia) and shipped directly or via intermediaries to Endeavour. The certificate of analysis is shipped with the material or can be downloaded on the internet.

For the 2013 drilling 104 Standards were submitted to ALS and 36 to the Bolañitos laboratory. The results for ALS are presented separately from Bolañitos. The reference material samples are tagged and given a unique sample number in sequence with the other samples in the batch, before being shipped to the laboratory. Eight different standards were submitted for analysis. The high number of standard types reflects the fact that existing stock of material at the start of the year consisted of three standards only certified for gold values and one for gold and silver. The three gold only standards were rapidly phased out of normal use, with four gold and silver certified standards being acquired.

The general rules for batch failure are as follows:

•	A reported value for a standard greater than 3 standard deviations from the certified value is a failure

•	Two consecutive values for a standard greater than 2 standard deviations from the certified value is a failure.

•	A blank value over the acceptable limit is a failure

Standard Reference Materials are not identified in this report, although Table 11-7 gives indicative information on certified grades and sources of the reference materials.

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Table 11-7
Reference Standards used By Mine Exploration Drilling Programs

CUBO Reference	Reference Source	Au Sample Type	Ag Sample Type
CUB-A	Rocklabs	Very high-grade	Cut-off grade
CUB-B	WCM Minerals	High-grade	High-grade
CUB-C	WCM Minerals	Low-grade	Cut-off grade
CUB-D	CDN Resource Laboratories	Cut-off grade	Low-grade
CUB-E	Analytical Solutions	High-grade	Low-grade
CUB-F	Rocklabs	High-grade
CUB-G	Rocklabs	Cut-off grade
CUB-H	Rocklabs	Cut-off grade

All control charts for standard reference material show the data points (dark blue), the certified value (blue), the median value (green) and +/- 2 (orange) and+/-3 (red) standard deviations, with unit-less axes, showing gold or silver values on the Y-axis and the timeline sequence on the X-axis.

The control charts for silver and gold standards are shown in Figure 11-47 through Figure 11-51. The control charts for the gold only standards are shown in Figure 11-52.

Figure 11-47 Control Chart for Silver (left) and Gold (right) for the Standard Reference
Material CUB-A analyzed at ALS-Chemex

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Figure 11-48 Control Chart for Silver (left) and Gold (right) for the Standard Reference
Material CUB-B analyzed at ALS-Chemex

Figure 11-49 Control Chart for Silver (left) and Gold (right) for the Standard Reference
Material CUB-C analyzed at ALS-Chemex

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Figure 11-50 Control Chart for Silver (left) and Gold (right) for the Standard Reference
Material CUB-D analyzed at ALS-Chemex

Figure 11-51 Control Chart for Silver (left) and Gold (right) for the Standard Reference
Material CUB-E analyzed at ALS-Chemex

The results show that for most silver standards there is a tendency for the assayed grade to be below the certified value but within acceptable limits.

The gold values represented in Figure 11-47 through Figure 11-51, are, in general, close to the certified value. One sample swap was identified, which was identified with values significantly outside the control limits for gold and silver.

The silver results for standard CUB-D shows erratic results with several values outside the control limits. This is a low-grade silver sample and may indicate laboratory issues in this range or may question the quality of the standard itself.

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The results for the three gold only standards, Figure 11-52 confirm that laboratory values for gold are very close to the certified values.

Figure 11-52 Control Chart for the Gold only Standard Reference Materials CUB-F
(top left), CUB-G (top right) and CUB-H (bottom) analyzed at ALS-Chemex

The results for Standard Reference samples analyzed at the Bolañitos laboratory indicate there are reliability issues with laboratory. The Reference material results for Bolañitos laboratory are presented in Figure 11-53 through Figure 11-56. Delays and lack of follow-up from the laboratory meant few issues were satisfactorily resolved. The results indicate that the most reliable standards to be used for the Bolañitos laboratory are CUB-A, CUB-B and CUB-C. The ROCKLABS gold only reference materials were found to be very problematic for the laboratory, Figure 11-57.

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Figure 11-53 Control Chart for Silver (left) and Gold (right) for the Standard Reference
Material CUB-A analyzed at Bolañitos Laboratory

Figure 11-54 Control Chart for Silver (left) and Gold (right) for the Standard Reference
Material CUB-B analyzed at Bolañitos Laboratory

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Figure 11-55 Control Chart for Silver (left) and Gold (right) for the Standard Reference
Material CUB-C analyzed at Bolañitos Laboratory

Figure 11-56 Control Chart for Silver (left) and Gold (right) for the Standard Reference
Material CUB-D analyzed at Bolañitos Laboratory

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Figure 11-57 Control Charts for the Gold only Standard Reference Materials CUB-F (top left),
CUB-G (top right) and CUB-H (bottom) analyzed at Bolañitos Laboratory

11.3.3.4.      Check Assays

Check assaying is performed to check the precision and accuracy of the primary laboratory, and to identify errors due to sample handling. Check assaying consists of sending pulps and rejects to a secondary lab for analysis and comparison against the primary lab.

No check assays from mine exploration were sent to secondary labs for analysis in 2013.

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11.4	Bolañitos Laboratory QA/QC and Charts

11.4.1.1.      Blank Samples

No blanks were used by the Bolañitos lab during 2013.

11.4.1.2.      Pulp and Reject Duplicate Sampling

No duplicate analysis was used by the Bolañitos lab during 2013.

11.4.1.3.      Control Samples

The Bolañitos lab uses commercial reference standards to monitor the accuracy of the laboratories. The standard reference material (SRM) was purchased from CDN Resource Laboratories Ltd. Each reference standard was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver, along with a certificate of analysis for each standard purchased.

In 2013, standard reference control samples were submitted at an average frequency of 1 for each batch of 20 samples.

Seven different standards were submitted and analyzed silver and gold. The reference standards used at the Bolañitos lab are described in Table 11-8.

Table 11-8
Reference Standards Used at Endeavour Silver’s Bolañitos Lab.

Reference Standard	Reference Number	Reference Source	Reference Standard Assays (Certificate)		STD. DEV
			Silver (g/t)	Gold (g/t)	Silver (g/t)	Gold (g/t)
CDN-FCM-6	FCM-6	CDN Resource Lab	156.8	2.15	3.950	0.080
CDN-ME-1101	ME-1101	CDN Resource Lab	68.2	0.56	2.300	0.028
CDN-ME-1206	ME-1206	CDN Resource Lab	274.0	2.61	7.000	0.100
CDN-ME-17	ME-17	CDN Resource Lab	38.2	0.45	1.550	0.029
CDN-ME-18	ME-18	CDN Resource Lab	58.2	0.51	2.550	0.035
CDN-ME-19	ME-19	CDN Resource Lab	103.0	0.62	3.500	0.031
CDN-ME-5	ME-5	CDN Resource Lab	206.1	1.07	6.550	0.070

A total of 10,680 individual standard control samples were analyzed in 2013. For graphical analysis, results for the standards were scrutinized relative to the mean, also referred to as the control limit (CL), and a lower control limit (LL), defined as 2 standard deviations from the mean, and an upper control limit (UL), defined as 3 standard deviations from the mean.

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Results of each standard were reviewed separately. Silver and gold control charts for the standard reference materials are shown in Figure 11-58 to Figure 11-69. Generally there are a significant number of errors in the standard data. Most problematic is the quality of the data. There are a significant number of mixed standards. For example, the control chart for FCM-6 contains evidence of no less than five standards mixed with the results. The nature of this error is unclear. Perhaps better office procedures and more data quality checks will prevent this type of error in the future.

The QP considers the results to be unacceptable. The lab should commission a study to analyze these standards as to the appropriateness for use in the Bolañitos lab and to resolve the issue of the poor performance of the standards.

In all instances there is a tendency for the Bolañitos silver assay to be lower than the certified value indicating accuracy problems. Gold assays were generally higher than the certified values and the general shape of the graphs leads the QP to question the accuracy and precision of those results.

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Figure 11-58 Control Chart for Silver Assays from the Standard Reference Sample CDN-
FCM-6. Notice at least 5 additional standards mixed with the results of this standard.

Figure 11-59 Control Chart for Gold Assays from the Standard Reference Sample CDN-
FCM-6. Notice at least 5 additional standards mixed with the results of this standard.

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Figure 11-60 Control Chart for Silver Assays from the Standard Reference Sample CDN-ME-1101.

Figure 11-61 Control Chart for Gold Assays from the Standard Reference Sample CDN- ME-1101.

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Figure 11-62 Control Chart for Silver Assays from the Standard Reference Sample CDN-ME-1206.

Figure 11-63 Control Chart for Gold Assays from the Standard Reference Sample CDN- ME-1206.

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Figure 11-64 Control Chart for Silver Assays from the Standard Reference Sample CDN-ME-17.

Figure 11-65 Control Chart for Gold Assays from the Standard Reference Sample CDN-ME-17.

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Figure 11-66 Control Chart for Silver Assays from the Standard Reference Sample CDN-
ME-18. Notice data from an additional standard towards the end of the sequence.

Figure 11-67 Control Chart for Gold Assays from the Standard Reference Sample CDN-ME-18.

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Figure 11-68 Control Chart for Silver Assays from the Standard Reference Sample CDN-ME-19.

Figure 11-69 Control Chart for Gold Assays from the Standard Reference Sample CDN-ME-19.

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11.4.1.4.      Check Assays

Check assaying is performed to check the precision and accuracy of the primary laboratory, and to identify errors due to sample handling. Check assaying consists of sending pulps and rejects to a secondary lab for analysis and comparison against the primary lab.

The Bolañitos lab did some minor check assaying during the period June to October 2013. Maximum-minimum scatter plots for duplicate samples sent to SGS are shown in Figure 11-70 and Figure 11-71. The results of the duplicate re-assays for silver indicate a good correlation with a 6% failure rate. The results for gold are poor and reflect a 29% failure rate. Acceptable failure rate for pulp duplicates is 10%.

Figure 11-70 Max-min plot of Silver duplicate pulp samples sent to SGS versus Bolañitos Lab

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Figure 11-71 Max-min plot of Gold duplicate pulp samples sent to SGS versus Bolañitos Lab

11.5	Comments on Section 11

11.5.1	Adequacy of Mine Sampling Procedures

The QP’s opinion is that field procedures for collecting production samples are well-documented and practiced in a reasonably consistent manner across the operation. The QP recommends that the documentation be updated to reflect procedural changes following the move from Las Torres to El Tajo.

Field procedures for collection and handling of chip samples can be improved. Eliminating size reduction in the field, increasing the sample size, measuring samples to at least the nearest 10cm, sampling to represent the entire area of the face rather than just the assumed economic zone, and assigning coordinates to each sample in the database from more accurate survey measurements are some of the changes that would enhance the quality of the chip data.

Muck sampling is performed to industry standards and the practices appears reasonably uniform across the operation. The program does not fully sample production due to staff limitations, but it is routine and provides useful information.

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Overall, custody and security of production samples is adequate through a series of handling steps from the underground mine to staging and prep areas, including the Bolañitos laboratory.

The QP is of the opinion that sample size reduction should not be performed in the mine, but should rather be done in the laboratory. Samples should be sized according to the maximum sample size that the lab can process and maximum sample lengths be adjusted accordingly.

It is recommended that additional check sampling of the primary lab be done on selected pulps and coarse rejects and submitting those to a third party lab. Especially for any samples that will be used for resource estimation.

11.5.2	Adequacy of Surface Exploration Sampling Procedures

The QP finds the 2013 Regional Exploration sampling procedures and assay methodology to be well-documented, well-practiced, and consistent with industry standard practice.

The security and storage of drill core at both the regional exploration core facility is to a high standard. The procedures and facilities are sufficient for continuing exploration programs.

11.5.3	Adequacy of Underground Exploration Sampling Procedures

The QP finds the 2013 Mine Exploration drill core sampling procedures and assay methodology to be adequate and consistent with industry standard practice.

The security and storage of drill core at the mine exploration facility is acceptable. The procedures and facilities are sufficient for continuing exploration programs.

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It is recommended that additional check sampling of the source blank material be performed on a regular basis, and if possible the use of core blank material should be adopted. Follow-up action on batches with unacceptably high values needs to be undertaken in a timelier basis.

It is recommended that additional check sampling of the primary lab be done on selected pulps and coarse rejects and submitting those to a third party lab.

11.5.4	ALS Chemex

ALS Chemex is a well- known, ISO9001:2008 certified assay laboratory, and the sample preparation and assay methods are industry standard for precious metal deposits like El Cubo.

The QP considers the ALS Chemex silver and gold assay data to be acceptable.

11.5.5	Bolañitos Lab

The Bolañitos Lab is an ISO9001:2008 certified assay laboratory run by Endeavour Silver. Based on the QAQC results from mine production, mine exploration, and data supplied by the lab itself, the QP considers the data to be marginally acceptable.

The QP recommends that Endeavour look for appropriate standards for use in the Bolañitos Lab and discontinue the use of standards with reproducibility problems.

The QP recommends that Endeavour continue to use SRMs that are certified for both gold and silver and discontinue the use of gold only SRM’s.

11.5.6	QAQC Conclusions and Recommendations.

The QAQC results for ALS indicate that the process is identifying problem assays and that the incidence of problems is low. Overall the ALS assay results are considered reliable for Resource estimation.

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Significantly more issue were highlighted at the Bolañitos laboratory, where it was found that the laboratory could not reliably estimate certain reference materials. It is recommended that only standards CUB-A, CUB-B and CUB-C be used at the Bolañitos laboratory in order to monitor for accuracy.

With all QAQC information review and response times need to be improved. External assay checks need to be implemented and carried out on a routine basis. QAQC procedures were rarely carried out at El Cubo prior to its acquisition by Endeavour Silver and significant advances to implement systems and procedures were made in 2013 and these must be consolidated in 2014.

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12.0	DATA VERIFICATION

12.1	Knowledge Base

The El Cubo mine is distinguished from most other mines by its long, rich history and by the people who staff it, several of whom have up to 28 years of engineering and geology experience from this mine alone. For this reason, it is possible to get answers to questions about past practices and mining, particularly the mined-out status of specific stopes and how they are accessed. The validation of resources and reserves benefited to a considerable extent from the experience inherent in the professional workforce, as well as the data at hand.

Information varies in quality and completeness; most is in the form of paper maps and sections, which may or may not have been scanned electronically. Much of the basic geologic work in the district was completed many years ago. Some of the geologists are quite knowledgeable about district’s structure, lithologies, and mineralogy, whereas others have limited experience outside of the immediate business of mining the veins. The basic tool used by the geologists and planners is the vertical longitudinal projection (VLP), or long section, for which each vein has a system of local reference coordinates. Stopes, access points, and individual resource and reserve blocks are named according to this local reference system.

The engineering and geology departments have reasonable skills in drafting software but lack industry standard 3D visualization and resource estimation tools. Ore control data is partially computerized, but only limited historic information is retrievable from databases. Neither the engineering nor geology groups utilize industry-standard database tools for storing, retrieving, and analyzing data.

12.2	Underground Exploration Drilling

The review of surface drilling included inspection of the core storage facility, drill core, surface exploration offices and review of the drill hole data, logs, assays and procedures.

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Contractor drill holes are typically NQ or HQ in diameter. The bigger core size provides a larger, more representative sample. Core logging is done manually on logging sheets. This has been standard practice in the industry for decades. Newer more advances electronic logging systems are available, such as the Century system used by the Regional Exploration department and discussed in Section 10.3. The QP recommends that Mine Exploration investigate using an up- to-date electronic logging system for future exploration programs.

In-house drilling is performed using TT46 core. The TT46 holes are not used in resource estimation. These holes are not down-hole surveyed and smaller size of the TT46 core makes them unsuitable for this purpose.

The drilling procedures as observed are in accordance with the current CIM Exploration Best Practice Guidelines.

12.3	Surface Exploration Drilling

The review of surface drilling included inspection of the core storage facility, drill core, surface exploration offices and review of the drill hole data, logs, assays and procedures.

Endeavour drills exclusively HQ core for surface drilling. The bigger core size provides a larger, more representative sample. Core logging is by bar-coding systems with a minimum of descriptive content. This is good practice and is to be commended as it provides a check list, minimizes data transcription errors and assists in maintaining consistency in logging.

The drilling procedures as observed are in accordance with the current CIM Exploration Best Practice Guidelines. On the drill site (Figure 12- 1), topographical surveys are conducted to obtain collar coordinates, elevation of the site and its surroundings, and inclination and azimuth of the drill hole. This is important for accuracy in the production of maps, sections and plans. As drilling progresses, the inclination and azimuth of the drill hole are monitored by conducting down-hole surveys. As the targeted drill hole depth is approached, the hole is surveyed using a Reflex down- hole survey instrument in multi-shot mode. The results are hand written to paper sheets and stored with the drill hole data. Target intersection angles are planned as near to perpendicular as possible.

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Figure 12-1 Surface drill site at El Cubo Mine

12.4	Core Storage

12.4.1	Underground Mine Exploration

The underground mine exploration core storage facility was built in 2013. The facility houses the exploration offices, sampling preparation areas as well as the drill core.

The core storage facility is protected within an enclosed area surrounded by a combination of block wall and chain- link fence (Figure 12.4). The area is well-lit and under 24-hour surveillance by security personnel and closed circuit TV cameras. This arrangement mitigates the possibility of tampering with the drill cores. The underground mine exploration core storage facilities at El Cubo are shown in Figure 12- 2 and Figure 12-3.

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Figure 12-2 View of Underground core storage yard. Core is stored under the black tarps.

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Figure 12-3 View inside of underground core storage facility

12.4.2	Surface Exploration

The surface exploration core storage facility is the original El Cubo exploration facility (Figure 11- 7). The facility houses the exploration offices, sampling preparation areas as well as the drill core. The area is well-lit and has 24- hour internal closed circuit TV surveillance. The facility does not have 24- hour surveillance by security personnel except during extended periods of inactivity. This arrangement mitigates the possibility of tampering with the drill cores. The facility is large and has ample space available for core storage and additional office space. The surface exploration core storage facilities at El Cubo are shown in Figure 12- 4 and Figure 12-5.

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Figure 12-4 Drill core laid out at the Regional Exploration core facility

Figure 12-5 El Cubo Regional Core storage facility

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12.5	Laboratory Inspection

In March 2013, the assay lab at Cubo was closed and all mine production samples were sent to the assay lab at the Bolañitos Mine. The lab at Bolañitos is ISO certified receiving the qualification ISO-9001:2008 Quality management in May 2013.

The lab has the capacity to prep 500 samples per day in both the prep and assay labs. In 2013 the lab received approximately 170 samples per day from Cubo and 180 from Bolañitos, about 70% of lab capacity.

Most of the analyses done are fire assays with AA finish. The lab also does metallurgical testing for the Bolañitos and Cubo processing plants and receives approximately 100 combined samples from the plants bringing the total samples processed to about 90% of the capacity.

The lab uses certified standards for Ag and Au of high, medium and low grade. One blank, one duplicate and three standards are interested every 35 samples.

Each month a batch of control samples is send to an external lab, SGS in DGO. The month by month control charts were reviewed by the author and found to be without bias or error.

The lab also has calibration certificates of the equipment they use. The QP has reviewed these certificates and considers them to be reliable.

There is a lab procedures manual. This manual was not reviewed by the author.

The lab was inspected by the QP. The sample preparation area, Figure 12- 6, was found to be clean and tidy.

The wet lab and fire assay furnace room (Figure 12- 8) were also found to be kept in a clean state. Sample preparation procedures are posted in various locations on preparation lab walls (Figure 12- 9) and on individual pieces of equipment (Figure 12-10).

Rejects can be directly discarded into a collection area at the front of the lab, Figure 12-12, making handling of rejects easier. Reject material is then sent to the process plant. Rejects (and pulps) from El Cubo are stored at the facility for a short period of time before being returned to El Cubo for QA/QC processing.

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Samples are sent twice daily from Cubo. Assay turn-around is usually 18 hours.

Figure 12-6 Prepping samples for drying

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Figure 12-7 PerkinElmer 900F AA Machine (one of two machines)

Figure 12-8 Assay Furnace Room

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Figure 12-9 Sample preparation procedures are posted at various location throughout the lab.

Figure 12-10 Procedures are posted on individual pieces of equipment. (See right hand side of machine)

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Figure 12-11 Front view of lab

12.6	QA/QC Control Charts

QA/QC controls are in place for both surface and underground exploration drilling. Details of the individual QA/QC programs can be found in Section 11.3.

Analysis of the QA/QC charts confirm that adequate control samples including the use of certified reference material, blanks and duplicates have been used to ensure accuracy of the analytical database. In instances where standards failed, investigations as the cause were conducted and re- assaying was done on any samples deemed necessary. The QP did not identify any apparent flaws in the control sampling procedures.

Pulp and reject duplicates are also collected and re- submitted by mine geology. The QP has reviewed the charts of the pulp and reject data and has found it to be acceptable. QA/QC charts for mine production sampling are discussed in Section 11.3.1.

12.7	Database Verification for the Mineral Resource Estimate

Database verification included comparing assays in the database with the original assay certificates, and checking for discrepancies in lithology codes. In the case of drill data this included a review of down- hole survey data. Assay plans were used to check the reported block grades. Lithological codes in the database were checked against available geologic maps. In general the findings show an adequate correlation, however, much improvement could be done to enhance lithological control on the sample data, specifically by creating sub- domains with the quartz and breccia codes.

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12.8	Comments on Section 12

The QP finds that the 2013 exploration drill data adequately match the original records and that the databases are acceptable for purposes of resource estimation. The QP is also of the opinion that the mine data provided by Endeavour along with the quality assurance and quality control (QA/QC) protocols established by Endeavour are of adequate quality and quantity to support the estimation of mineral resources and mineral reserves.

The QP recommends that more supervision and training for sampling crews be given to avoid issues with the quality of the sampling.

It is QP’s opinion that the mine grade control practices are reasonably systematic and conform to general practice in northern and central Mexico.

The QP recommends that Mine Exploration investigate using an up- to-date electronic logging system for future exploration programs.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Processing plants

El Cubo is an operating mine with a long history of milling and concentrating under various scenarios and in at least three different beneficiation plants.

During 2013, El Cubo mine operated:

•	Las Torres plant, rented from Fresnillo Plc. until July 2013;
•	El Tajo cyanide leach plant until end of December 2013;
•	El Tajo new flotation plant which was commissioned in May 2013.

Besides El Cubo owns an abandoned plant La Chirimitera located approximately in 1.5 km to the north from El Tajo plant. The main equipment (crushers, mill, and filter) was dismantled and used in other projects by AuricoGold. In 2012 from La Chirimitera plant Endeavour Silver recovered flotation cells, the vibratory screen and some conveyor belts which were used in expansion of the Bolañitos processing plant from 1,200 to 1,600 tpd.

13.2	Metallurgical Test Work

Various metallurgical test programs are in process. Efforts are focused on:

•	improving sampling quality,
•	stabilization of the process operation parameter (grinding size, flotation operation parameter),
•	improving recovery by using other flotation reagents, gravity concentrate recovery,
•	optimization of costs by finding optimal grades and recoveries.

13.2.1	Mineralogical analysis

Ore samples from 3 mine zones (Santa Cecilia, Rampa Dolores and San Nicolas) and of combined plant feed were analyzed at the University of San Luis Potosi in 2013. The combined plant feed sample includes ore from Bolañitos mine.

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Tailings sample was submitted to SGS Vancouver for analysis to evaluate possible recovery improvements in flotation. The results are expected in the first quarter of 2014.

Table 13-1
Mineralogical analysis of El Cubo ore samples

Mineral	Santa Cecilia %	Rampa Dolores %	San Nicolas %	Plant feed %
Silver minerals	0.26	n.d.	0.01	0.03
Pyrite	1.22	n.d.	1.61	1.11
Pyrite-marcasite	n.d.	0.29	n.d.	n.d.
Arsenopyrite	n.d.	n.d.	0.13	0.01
Other sulphides	0.2	n.d.	n.d.	n.d.
Quartz	31	23.4	40	30
Calcite	14.3	40	n.d.	10
Iron oxides	n.d.	n.d.	0.21	n.d.
Aluminosilicates	25	n.d.	12	33.85
Feldspars	n.d.	35	46.1	n.d.
Silicates	28	n.d.	n.d.	n.d.
Metal Iron (Steel)	n.d.	1.23	n.d.	n.d.
Zinc oxides	n.d.	0.04	n.d.	n.d.

n.d. = none detected

Table 13-2
Distribution of silver minerals in ore samples and size of grains of silver minerals

Ore samples	Aguilarite Ag2(S,Se)	Agularite-Cu Cu12Sb4S12/Ag	Pirargirite Ag3SbS3	Argentite Ag2S
Santa Cecilia	85% <10 mm, Occluded in quartz	12%	3% <2 mm, Occluded in pyrite
Rampa Dolores	50% Occluded in pyrite			50% <10 mm, liberated

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San Nicolas	100% <5 mm, occluded in quartz and pyrite
Cabeza planta	50% <60 mm, liberated	40% <7 mm, occluded in quartz and aliminosilicates	10% <7 mm, occluded in quartz and aliminosilicates

13.2.2	Gravity concentration

Gravity concentration tests were started in January 2014. Preliminary mineralogical analysis at SGS showed a presence of native gold (electrum) in flotation tailings in particles between 10 µm to 90 µ m, 78% of gold grains had exposion degree from 30% to fully exposed. Plant samples (flotation tailings, cyclone underflow, and old flotation tailings) were submitted to Falcon lab in Guadalajara to perform gravity concentration tests in January 2014. The test work is still in process.

13.2.3	Concentrate sale vs. cyanide leaching

In 2013 Endeavour Silver conducted a study and found that NSR of selling concentrate directly was higher than that of Dore production by cyanide leaching. As a result, Endeavour Silver selected and closed contracts with two concentrate traders. The first shipment of concentrate was made in March 2013.

13.2.4	Flotation collectors

Various flotation collectors tested at the lab scale, did not show better performance than the currently used Aerophine 3416 and 7310.

13.2.5	Native silver-gold flotation

A collector specially designed by Cytec to float native gold and silver (MaxGold) showed some improvement (1-2%) in gold recovery in lab scale. Plant testing was started in December 2013 and planned to continue until April 2014.

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13.2.6	Metallurgical accounting

Improved metallurgical accounting procedures were implemented in October 2013 and planned to complete in April 2014 including optimization of sampling procedures. Sampling test work is progress.

13.3	Comments on Section 13

The El Cubo mine has a long history of operation and processing and has plans to continue. The author is of the opinion that the level of metallurgical testing is appropriate for the duration of the life of the mine plan.

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14.0	MINERAL RESOURCE ESTIMATES

14.1	Terms of Reference

The mineral resource estimates presented here were prepared according to the guidelines of the Canadian Securities Administrators' National Instrument 43- 101 (Aug, 2011), Form 43- 101F1 (Aug, 2011), and CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines (2003). Mineral resource classifications comply with CIM Definition Standards for Mineral Resources and Mineral Reserves (November 27, 2010).

This section presents updated mineral resource estimates for the El Cubo mine based on technical data and information available as of December 31, 2013. Historical mineral resource and reserve estimates for the El Cubo mine were reported by Clark (2009), and are discussed in detail in Section 6. 5 of this report. The current mineral resource estimates were prepared by El Cubo mine staff and the author based on the results of underground chip, along with surface and underground drill hole sampling.

Calculations required during the resource estimating process arrive at totals and weighted averages with some variability in precision. Rounding to normalize to significant digits has resulted in minor apparent discrepancies in some tables, and these discrepancies are not material in the opinion of the author.

14.1.1	CIM MINERAL RESOURCE DEFINITIONS AND CLASSIFICATIONS

All mineral resources presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on November 27, 2010, and includes the resource definitions reproduced below:

“Mineral Resource”

"A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge."

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"The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identz3ed and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase "reasonable prospects for economic extraction" implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports. "

“Inferred Mineral Resource"

"An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes."

"Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be up-graded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies."

“Indicated Mineral Resource"

"An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."

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"Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions."

"Measured Mineral Resource"

"A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity."

"Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.”

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14.2	Previous Estimates

Information on previous estimates of mineral resources is given in Section 6.2. The author has undertaken his own review of the mineral resource inventory with respect to the available data and Endeavour’s operating plan, as discussed in the following sections. The author has not relied on previous estimates and they should not be considered current.

14.3	Database

The master database at the mine is a series of Excel ® workbooks containing individual spreadsheet tabs for each defined mineralized block within a defined vein structure. The workbooks also contain a spreadsheet tab with global parameters, capping and metal price information, along with summary sheets. A master spreadsheet contains all the summary data from the individual spreadsheets. There are a total of 37 individual spreadsheets containing approximately 2,200 individual mineralized blocks making up the resource database. Each resource block has an image of the vertical long section identifying the location of the block.

Chip sampling data accounts for the bulk of the resource database. The samplers, under supervision of the geologists, record the sample numbers and location information in sample ticket books. These are returned to the mine office for processing by the geologists and data entry clerks. Data necessary to estimate resources is generally maintained in electronic form as spreadsheets. The data is not centrally stored, and resides on various computers and compact discs in the geology office. Older data, some as much as 100 years old, is contained on paper or linen maps. Much of the older data is very well ordered and neatly drafted, showing the mine openings, sample locations, and widths and grades of gold and silver for each individual sample in a sample line. Newer data is recorded in spreadsheets, one for each workplace, and is organized in directories by vein and mining level. Composite grades are calculated using a standard format for subsequent presentation on CAD- generated longitudinal sections.

Longitudinal sections are the principal tool for displaying the resource blocks and the sample averages used to generate them. Each vein has its own long section, comprising 37 separate resource estimates.

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Many of these veins are simply splays from the Villalpando vein system and so represent relatively low tonnage and strike length. Maintaining and updating these sections is a challenge, both in terms of the mining advance and resource depletion.

14.4	Sample Capping

In the past sample capping was applied to all resources as described by Clark (2009): “The mean and the standard deviation are calculated for a group of vein channel samples in a stope block. The high assays are capped using the mean plus 1 standard deviation as the highest assay. Any assays above the mean plus 1 standard deviation are reduced to that level.” In 2013 a capping study showed that this level of capping may cause underestimation of the resource blocks. Decile analysis along with analysis of assay probability plots showed that the capping threshold defined by the mean plus 1 standard deviation was generally much lower suggesting that too much metal was being removed during capping. New capping levels were calculated for each major vein where sufficient data existed by decile/probability analysis. Block grades, being composites of individual samples, are also capped as discussed below.

14.5	Bulk Density Determinations

El Cubo staff apply a factor of 2.5 tonnes/m3 to convert volume to tonnage. This is considered reasonable for this type of deposit and is based on long production experience and historic measurements.

The QP is of the opinion that the bulk density factor used at El Cubo is acceptable for use in the resource estimate given the density factors used in other deposits in the district, and the similarity of the El Cubo veins to other veins in the district.

The QP recommends that mine staff should send a new suite of representative samples bulk density determinations to improve the quality of its mineral resources.

14.6	Assumptions and Key Parameters

Resources are undiluted. Estimated blocks are capped to maximum grades of 500 g/t Ag and 9.0 g/t Au. Assumed metal prices are $1420 per ounce for gold and $24.20 per ounce for silver. Resource blocks above a cut-off of 100 g/t silver equivalent are considered for inclusion in resources. Silver equivalent is calculated with a factor of approximately 60:1 gold: silver.

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14.7	Methodology

The mineral resource estimates presented in this report are estimated by polygonal methods using fixed-distance vertical projections from chip sample lines in the development drifts and stopes, and lateral projections from raises. The average grade of a sample line is the weighted average of the capped assays and the assay length. Geologists review grade trends in the sample line averages along the development drifts and group adjacent lines with similar grades together to form resource blocks. The average of a length of vein in longitudinal section is the average of all of the samples in the vein along that length weighted by their widths. The area of a block is the length in section multiplied by the vertical (or lateral for raises) projection. The volume is obtained by multiplying the area by the average width of the vein as sampled.

Volume is converted to tonnage by multiplying the block volume by a global bulk tonnage factor of 2.5 tonnes/m3

Each resource block is given a name whose prefix is the level followed by a distance from a reference point, usually a coordinate from the local coordinate system used for the long section. The blocks are tabulated in the spreadsheet for that vein and classified according to distance- to-nearest-data criteria if they are determined to have reasonable potential for economic extraction.

Figure 14-1 shows a portion of a typical resource (and reserve) longitudinal section. Blocks with light gray hatch are not considered economic and are not classified. Orange and light blue blocks are classified as Measured and Indicated resources respectively. Red and green blocks meet reserve criteria and are respectively classified as Proven and Probable reserves. Mined-out areas are shown as solid gray hatch.

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Figure 14-1 Portion of typical resource long section (Villalpando vein) showing examples of resource and reserve blocks as explained in text.

Many blocks have irregular geometries. These irregular blocks are digitized on the longitudinal sections using the same general construction and classification guidelines, and their associated areas are multiplied by thickness and bulk density to obtain volume and weight in tonnes.

Some of the estimated resource blocks have been informed using drill hole information, usually a single hole per block. The areas of the blocks are generally defined by circles of a radius of 20 m for Indicated and an additional 10 m for Inferred resources. No measured resources are defined on a single drillhole.

The grade of each block is the mean grade of the drill hole intersections weighted by their respective lengths. Tonnage is derived from the mean of the thicknesses of each intercept, multiplied by the polygonal area and density factor.

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Figure 14-2 Resource blocks with irregular geometry, San Francisco Vein.

14.8	Classification

The Measured, Indicated, and Inferred resources described here comply with CIM standards and definitions.

Mineral resources that are based on ship sample data the following applies. Measured resources are projected up to 10m from sample data or halfway to adjacent data points, whichever is less. Indicated resources may be projected up to an additional 20m, giving the total Measured and Indicated envelope a distance of 30m.

Inferred resources may be projected an additional 50m, thus the total projection from sample data is a maximum of 80m vertically. Prior to Endeavour acquiring the El Cubo mine, the projections that were in use through 2011 allowed projections of 40 m for Indicated resources (30m beyond Measured) and 190 m for Inferred resources (150 m beyond Indicated).

For mineral resources based on small diameter single drill hole data, Indicated resources are projected to a 20m radius from the drill hole location, and Inferred resources are projected to a 30m radius. No Measured blocks are defined on these drill holes.

For mineral resources based on large diameter drill holes, typically HQ core, Indicated resources are projected to a 50m radius from the drill hole location, and Inferred resources are projected to a 75m radius. No Measured blocks are defined on these drill holes.

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14.9	Assessment of Reasonable Prospects for Economic Extraction

The assessment of geological and grade continuity of mineralized material was used in determining the limits of mineral resources based on established cut -off grade.

By definition, a Mineral Resource must have “reasonable prospects of economic extraction” and therefore a resource defined by a cut -off grade must also satisfy this requirement. Endeavour Silver is reporting resources at cut-offs that are reasonable for deposits of this nature and for the expected mining conditions and methods.

The resources presented for the El Cubo mining operations are based on silver-equivalent cut-off grades. Those cut-off grades are 100 g/t AgEq. Endeavour considered metal prices, recovery, mining method and economics to derive the reported cut-off.

The silver-equivalent calculation is based on long-term average gold and silver metal prices. To keep consistent with prior reporting, a gold to silver ratio of 60 to 1 was used to establish the silver-equivalent value. Silver-equivalent calculations for resources reflect gross metal content and are not adjusted for metallurgical recoveries or relative processing and smelting costs. Silver - equivalent grades were used for establishing cut-off grades.

14.10	Mineral Resource Statement

The Measured and Indicated mineral resources for the El Cubo mine as of December 31, 2013, are summarized in Table 14-1. The resources are exclusive of the mineral reserves. Inferred mineral resources are summarized in Table 14- 2.

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Table 14-1
Mineral Resource Estimate, Effective Date December 31, 2013, Michael Munroe, SME
Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Measured	660,000	158	2.87	3,358,000	61,000	7,006,000
Indicated	1,571,000	144	2.06	7,263,000	104,000	13,515,000
Total Measured and Indicated	2,231,000	148	2.30	10,621,000	165,000	20,521,000

Table 14-2
Inferred Mineral Resource Estimate, Effective Date December 31, 2013, Michael Munroe,
SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Inferred	1,477,900	163	3.40	7,729,800	130,100	15,535,800
Total Inferred	1,477,900	163	3.40	7,729,800	130,100	15,535,800

*Notes to Tables 14.1 and 14.2:
1. Mineral resource cut-off grade is 100 g/t AgEQ
2. Mineral resource price assumptions are $1452 and $24.20 per troy ounce for gold and silver, respectively
3. Mineral resource silver equivalent is approximately 60:1 for gold:silver
4. Mineral resources are not fully diluted and no mining recovery or mill recovery is applied
5. Mineral resources are exclusive of mineral reserves
6. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by legal, title, taxation, marketing or other relevant issues; and it is uncertain if further exploration will lead to upgrading Inferred mineral resources to an Indicated or Measured mineral resource category.

14.11	Risk Factors

There is no assurance that mineral resources will be converted into mineral reserves. Mineral resources are subject to further dilution, recovery, lower metal price assumptions, and inclusion in a mine plan to demonstrate economics and feasible of extraction. Not all of the mineral resources can be physically examined due to temporary accessibility issues related to the mine sequence. Estimates for some resources rely on historical data which cannot be verified without re-sampling.

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14.12	Comments on Section 14

The QP is of the opinion that the Mineral Resources for the El Cubo Mines Project, which have been estimated using underground chip and core drill data, have been performed to acceptable industry standards, and conform to the requirements of CIM (2010).

It is the option of the QP that single drillholes should not be used for resources as they do not meet the requirements set forth in the CIM definitions regarding classification of resources. A single drill hole cannot confirm nor can any reasonable assumptions be made concerning the grade or continuity of the mineralization. This is not to be confused with a polygonal resource based on a group of reasonably spaced drillholes, but rather refers to isolated holes and holes which are not reasonably spaced.

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15.0	MINERAL RESERVE ESTIMATES

15.1	Terms of Reference

The mineral reserve estimates presented here were prepared according to the guidelines of the Canadian Securities Administrators' National Instrument 43- 101 (Aug, 2011), Form 43- 101F1 (Aug, 2011), and CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines (2003). Mineral reserve classifications comply with CIM Definition Standards for Mineral Resources and Mineral Reserves (November 27, 2010).

This section presents updated mineral resource estimates for the El Cubo mine based on technical data and information available as of December 31, 2013. Historical mineral reserve estimates for the El Cubo mine were reported by Clark (2009), and are discussed in Section 6.2 of this report. The current mineral reserve estimates were prepared by El Cubo mine staff and the author based on the results of underground mine development and chip sampling. This estimate supersedes the June 1, 2012 reserve estimate for the El Cubo Mines project and has an effective date of December 31, 2013.

15.1.1	CIM Mineral Reserve Definitions and Classifications

All resources and reserves presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on November 27, 2010, and includes the reserve definitions reproduced below.

“Mineral Reserve”

“Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.”

“A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.”

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“Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socioeconomic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.”

“Probable Mineral Reserve”

“A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.”

“Proven Mineral Reserve”

“A 'Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.”

“Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.”

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15.1.2	Conversion Factors from Mineral Resources to Mineral Reserves

The parameters used for the El Cubo mineral reserves are as follow:

•	Cut-off grade - 130 g/t AgEq.
•	Dilution - 75% including being diluted to a minimum mining width.
•	Minimum width – 0.8m.
•	Silver equivalent - 60:1 for silver to gold
•	Gold price - US $1,320 per oz
•	Silver price - US $22 per oz.
•	Gold recovery (overall) – 89.4%.
•	Silver recovery (overall) – 87.7%.

15.2	Dilution and Recovery

Dilution is applied to Measured and Indicated resource blocks in the amount of 75% at a grade of zero. Mining recovery applied to converted resources is estimated at 95%. There is no supporting documentation to support these dilution or mining recovery estimates. It is the QP’s recommendation that individual dilution and recovery studies be performed on various veins and types of reserve blocks to refine the global estimates used for dilution and mining recovery.

Much of the El Cubo mineral reserve is pillar recovery under or adjacent to unconsolidated fill or voids and requires an allowance for lower recovery of in situ resources. Considering the above, recovery factors for the current estimates are further adjusted on a block-by-block basis with the application of a secondary mining recovery factor (pfactor) ranging from 0.1 to 1.0.

The global dilution and mining recovery factors at El Cubo have varied over time depending on company philosophy and experience in reconciling estimated mine production with mill sampling. Currently, there is limited information upon which to measure actual dilution and recovery in the development headings, stopes, and transport system. Dilution and mining recoveries are functions of many factors including workmanship, heading design, vein width, mining method, extraction, and transport. Misclassification of ore and waste also contributes to variations in dilution and mining recovery. It is nearly certain that the dilution and metal recovery experienced in the mine is a combination of many factors and is at best valid on a global basis over relatively long time periods.

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15.3	Cut-off Grade

The mining breakeven cut-off grade is applied to fully diluted resources in order to determine if they warrant inclusion in the mine plan. The data presented in Table 15-1 is from the 2014 budget.

Table 15-1
Mining Cost per Tonne Milled El Cubo Property, 2014 Budget

Mining	Plant	G&A	Operating Cost	Production Cost
$55.00	$25.00	$15.00	$80.00	$95.00

The production cost data, reserve price assumptions, and mill recoveries are used to calculate the reserve breakeven cut-off grade. The parameters used for the calculation are presented in Table 15-2.

Table 15-2
Mineral Reserve Breakeven Cut-off Inputs for El Cubo Mine

Description	Cost (US$)
Silver price ($US)	$22.00
Gold price ($US)	$1,320
Mill Recovery (Ag)	0.877
Mill Recovery (Au)	0.894
Production Cost ($/tonne milled)[1]	$80.00
Cut-off Grade AgEq (g/t)	130

1. 2014 Budget.

The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. These cut-offs are applied to the resource blocks, and those that exceed these grades are considered for inclusion in the mine plan and for reporting as reserves. The average cut -off grade for the four working areas is 130 g/T Ag equivalent. Silver equivalent grade is calculated as (silver grade + gold grade) * 60, taking into account gold and silver prices and expected mill recoveries.

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15.4	Reconciliation of Mineral Reserves to Production

Geology staff prepared a reconciliation of reserve blocks Life of Mine plan (LOM) to actual production from sampling for the 12 -month period, January to December, 2013.

The reconciliation compared the LOM with geology estimates from chip sampling and plant estimates based on head grade sampling. Reconciliation estimates a negative variance on tonnes for both geology and plant estimated tonnage as compared to the LOM (Table 15- 3). Estimated tonnage was 12% lower for geology and 15% lower for the plant than specified in the LOM.

Reconciliation of silver and gold grades show a positive variance for both geology and the processing plant as compared to the LOM. The geology grade for 2013 shows a positive variance of 24% on silver and 3% on gold as compared to the LOM. The mill head grade for 2013 shows a positive variance of 8% on silver and 2% on gold as compared to the LOM.

Table 15-3
Reconciliation of LOM to geology estimates and plant head grade

Month	LOM			Geology (Chip Samples)			Plant (Head Samples)
	Tonnes	Ag (g/t)	Au (g/t)	Tonnes	Ag (g/t)	Au (g/t)	Tonnes	Ag (g/t)	Au (g/t)
Jan	31,998	94	1.39	32,554	101	1.54	28,362	89	1.49
Feb	33,420	97	1.47	31,704	106	1.35	31,655	104	1.61
Mar	36,312	99	1.52	35,149	112	1.44	33,008	101	1.43
Apr	38,944	100	1.53	34,368	107	1.21	27,143	74	1.16
May	36,771	98	1.54	26,874	98	1.77	26,283	103	1.41
Jun	34,249	99	1.54	31,969	95	1.75	30,359	91	1.67
Jul	38,606	101	1.73	31,986	132	1.87	36,809	112	1.57
Aug	38,040	100	1.70	35,692	146	1.70	32,172	116	1.68
Sep	37,083	94	1.63	30,815	145	1.77	31,187	109	1.62
Oct	36,622	97	1.59	34,815	135	1.67	31,767	122	1.62
Nov	39,381	95	1.47	33,428	132	1.58	34,341	105	1.50
Dec	43,127	92	1.59	33,005	132	1.75	33,070	125	2.33
Total	444,555	97	1.56	392,359	121	1.61	376,156	105	1.60

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One possible explanation that would result in a negative variance on tonnage and a positive variance on grade when compared to the LOM, would be a reduction in planned dilution. Another could be that lower grade areas within the LOM were left behind in favor of higher grade areas.

The price of silver showed a steady decline in the first half of 2013. As a result, operations re-evaluated mining sequences in response to weak silver prices. The high variance on silver between the LOM, geology and plant, appears to be the results of changes in mining strategy to compensate for depressed metal prices. The variance between the LOM and the geology and plant grade estimates during the first half of 2013 are much lower than the yearly average. For the first six months of 2013, the geology grade showed a 9% positive variance on silver and a -1% variance on gold. Plant head grade showed even lower variances of 1% and -3% respectively for silver and gold.

During the latter half of 2013 the variance for both geology and plant increased dramatically. Geology grade showed positive variances of 45% on silver and a 21% on gold as compared to the LOM. Plant head grades increased to 6% and 10% above LOM for silver and gold respectively.

It is the QP’s opinion that this is the result of operational attempts to optimize material sent for process to compensate for lower metal prices.

It is common practice in the industry to apply a mine call factor (MCF) to compensate for negative mine-mill reconciliations. This factor compares the in situ tonnes and grade estimated by geology with the tonnes and grade reported by the plant.

The MCF adjusts actual sampling data and is used to provide more realistic forecasts of expected tonnage and grade. It is important however, to understand whether the adjustment is related to sampling, density determination, dilution, outliers, or poor mining and milling performance.

A mine call factor if not properly understood can disguise the source of the errors causing the difference. Actions should be taken to minimize the error between estimates and actual production by identifying and resolving the issues that cause a poor reconciliation in place of applying an MCF.

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Reserves should reflect expectations of performance over the life of the mine. The current reserves apply a MCF of 1.0, and it will require attention and further evaluation by Endeavour to determine whether that is appropriate going forward.

15.5	Production Depletion

Mineral reserves reported here reflect mining depletion to December 31, 2013. Survey data was not updated for some areas in production at the time of compilation of the reserve statement. Depletion in these areas was estimated with a conservative mining recovery factor applied, and any blocks whose production status was in doubt were removed from consideration as reserves.

15.6	Reserve Classification

El Cubo mineral reserves comply with CIM standards and definitions of Proven and Probable mineral reserves. Measured and Indicated resource blocks that are above the reserve cut -off grade, and that are deemed feasible and economic for extraction after any additional adjustments of grade or tonnage after in a life-of-reserve mine plan, are classified as either Proven or Probable.

Resulting reserve blocks range in size from 60 to approximately 19,000 tonnes. The smaller blocks are remnant blocks that are included in the mine plan which are close to larger blocks whose net block values support the costs of access requirements.

Figure 15-1 shows reserve blocks depicted on a portion of a typical longitudinal section. Proven reserve blocks are shown in red, Probable reserve blocks are shown in green. Inside each block are the average width, silver and gold grade, and the name of the block for cross-referencing with the reserve master spreadsheet. The Proven blocks are often irregular in shape due to proximity to mined out areas. The Probable blocks are projected from the development sill samples, in this case 10m downward, according to Indicated resource criteria. The mine planner has determined that extraction of the blocks is feasible given grade, tonnes, costs, and access requirements.

Mineral reserves and any blocks that are deemed unrecoverable in formulation of the mine plan are not included in the mineral resource estimate.

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Figure 15-1 Typical resource and reserve section showing Proven reserves in red, Probable reserves in green, average block horizontal width, Ag g/t and Au g/t for the composited sample lines across the vein. Gray areas mine- out, Blue area mined in 2013.

15.7	Mineral Reserve Statement

The Proven and Probable mineral reserves for the El Cubo mine as of December 31, 2013 are summarized in Table 15- 4. The reserves are exclusive of the mineral resources reported in Table 14-1 and Table 14- 2.

Table 15-4
Proven and Probable Mineral Reserves, Effective Date December 31, 2013, Michael
Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Proven	752,500	138	2.16	3,330,300	52,200	6,462,300
Probable	615,400	131	2.23	2,595,700	44,100	11,160,200
Total Proven and Probable	1,367,900	135	2.19	5,926,000	96,300	17,622,500

*Notes to Table 15-4:
1. Average cut-off grade at El Cubo is 130 g/t Ag equivalent
2. Minimum mining width for mineral reserves is 0.8 metres
3. Dilution is 75% of in situ tonnes
4. Mining recovery of 95% applied to mineral reserves

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5. Silver equivalent is 60:1 for gold:silver
6. Mineral reserve price assumptions are $1320 and $22 per troy ounce for gold and silver, respectively
7. Mineral reserves take into account metallurgical recovery assumptions of 89.4% and 87.7% for gold and silver, respectively.
8. Mineral reserves are exclusive of mineral resources.
9. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

15.8	Risk Factors

The El Cubo mine is an operating mine with a long history of production. The mine staff possess considerable experience and knowledge with regard to the nature of the El Cubo orebodies. Maintaining access, infrastructure, and production rates is a constant challenge due to the large number of relatively small reserve blocks and pillar recovery. Underground supervision will need to improve in the areas of grade control and operation controls to ensure that high quality material is extracted. Mine planning and operations need to assure that the rate of waste development is sufficient to maintain the production rates in the mine plan. Maintaining good labor relations with the workforce at El Cubo is critical to the mining operation. Endeavour

It is unlikely that there will be a major change in ore metallurgy during the life of the current reserves, as nearly all of the ore to be mined will come from veins with historic, recent, or current production.

The process of mineral reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QP does not consider these errors to be material to the reserve estimate.

Areas of uncertainty that may materially impact the Mineral Reserves presented in this report include variations in commodity price and exchange rate assumptions; mining and processing assumptions including dilution and metallurgical recoveries.

Changes in taxation and royalties that may apply to the project, will affect the estimated and actual operating costs used to help define the most appropriate cut-off grade for assessment of reasonable prospects of economic extraction.

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December 2013, the Mexican President passed tax reform legislation that will be effective January 1, 2014. The tax reform includes, among other items, an increase of the Mexican corporate tax rate from 28% to 30%, removal of the flat tax regime, a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenues. The tax reform is expected to have a material impact on the Company’s future earnings and cash flows.

15.9	Comments on Section 15

The QP is of the opinion that the estimation of Mineral Reserves for the El Cubo Project conform to industry leading practices, meets the requirements of CIM (2010), and is in compliance with NI 43- 101. Declaration of Mineral Reserves considered environmental, permitting, legal, title, taxation, socio- economic, marketing, and political factors and constraints, as discussed in Section 4 of this Technical Report.

The QP recommends that greater effort be applied to organizing and maintaining reconciliation data. There were many changes in 2013 from a new processing plant to new sampling protocols. As a result of these changes the reconciliation data is incomplete in certain areas such as surface truck sampling, ore trolley sampling, and plant belt sampling.

The QP recommends that an automatic data backup system be installed for both local and server data. A server failure in 2013 resulted in the loss of much of the data that would be useful for reconciliation purposes.

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16.0	MINING METHODS

16.1	Mining Operations

The El Cubo Mine is organized into four discrete physical areas, Areas 1 through 4, which have separate crews and infrastructure for access, stoping, ventilation, and ore haulage. The area separations are geographic, and by level.

Area 1 covers the upper portion of the vein system at the north end of the mine, with access on Levels +120, +60, and 1 on the Villalpando system, and from the Sta. Cecilia ramp. Mining in Area 1 occurs above Level 6 in the La Loca vein and above Level 3 elsewhere.

Area 2 includes the southern end of the Villalpando and Dolores vein systems, and is principally accessed from the Dolores ramp at El Tajo and from a crosscut on Level 4.

Area 3 occurs below Level 6 in the La Loca vein and below Level 3 everywhere else down to Level 10 on the north end of the vein system.

Area 4 covers areas below Level 10 in the north end of the El Cubo concessions with access from the Sta. Lucia shaft (Figure 16-1).

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Figure 16-1 Division of mining areas (Planta=Mill, Presa=Dam, Tiro=Shaft, Acceso=Adit)

16.2	Production History

The El Cubo mine has an extensive production history, which is discussed in detail by Clark (2009) and is summarized here. Table 16-1 details production from the El Cubo mine from 2009 through to the end of 2013. Table 16-2 provides the production breakdown by operating area, month, and type (e.g., long-hole, cut-and-fill, development, and gobs). Production in 2010 and 2011 was affected by a general strike that halted operations from June 2010 to March 2011. Production resumed in May 2011.

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Table 16-1
El Cubo and Las Torres Consolidated Production, 2009-2013

Description	2009	2010	2011	2012	2013	Total
Tonnes - Cut -and- Fill	408,235	204,513	207,614	327,435	340,214	1,488,011
Tonnes - Longhole	0	0	27,952	7,353[1]	27,105	62,410
Development Tonnes	22,566	6,000	10,122	51,084	25,041	114,813
Stope Fill Tonnes	75,447	29,983	1,502			106,932
Total Tonnes	506,248	240,496	247,190	385,872	392,360	1,772,166

Ag (g/t)	83	83	81	100	121	94.85
Au (g/t)	1.92	1.63	1.24	1.52	1.61	1.63
Ag (oz)	1,351,816	641,540	678,343	1,241,227	1,526,375	5,439,301
Au (oz)	31,177	12,599	10,343	18,826	20,310	93,255

Waste metres	7,467	2,930	4,828	12,269	10,719	38,213
Metres on Vein	9,505	2,747	1,377	8,518	7,048	29,195
Metres Total	16,973	5,678	6,205	20,787	17,767	67,410

1. July - Dec, 2012

Table 16-2
2013 Production by Month, Area, and Type

Item	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
Area I
Tonnes C&F	3,821	3,102	3,667	4,470	3,921	3,299	0	0	6,210	6,967	5,968	5,917	47,341
Tonnes longhole	0	0	0	0	0	0	0	0	0	0	0	0	0
Development Tonnes	1,072	968	590	253	0	416	0	0	0	0	0	0	3,299
Total Tonnes	4,893	4,070	4,257	4,723	3,921	3,715	0	0	6,210	6,967	5,968	5,917	50,640

Waste metres	207	234	232	232	123	156			167	138	54	150	1,692
Metres on Vein	162	124	183	150	119	138			117	57	49	72	1,170
Total Metres	369	358	415	382	242	293	0	0	284	194	103	222	2,862
Area II
Tonnes C&F	15,625	13,534	12,307	15,462	14,679	16,300	14,002	20,324	18,090	19,276	19,309	15,416	194,324
Tonnes longhole		1,187	3,703	2,084	1,584	1,382	2,179	0	0	1,684	1,227	4,542	19,572
Development Tonnes	52	1,934	1,936	897	811	1,156	2,817	1,029	169	684	1,449	206	13,140
Total Tonnes	15,677	16,655	17,946	18,443	17,074	18,838	18,998	21,353	18,259	21,644	21,985	20,164	227,036

Waste metres	554	479	528	577	505	528	525	689	475	541	542	513	6,457
Metres on Vein	415	397	359	353	250	186	371	156	244	300	247	214	3,494
Total Metres	969	876	887	930	755	715	897	846	719	841	789	726	9,950

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Area III
Tonnes C&F	5,491	5,041	5,873	3,958	5,009	5,944	6,580	7,296	0	0	0	0	45,192
Tonnes longhole		325	130	0	0	0	0	0	0	0	0	0	455
Development Tonnes	498		130	67		769	161	254	0	0	0	0	1,879
Total Tonnes	5,989	5,366	6,133	4,025	5,009	6,713	6,741	7,550					47,526

Waste metres	164	84	97	160	86	31	85	130					837
Metres on Vein	142	101	100	92	24	79	46	70					654
Total Metres	306	184	197	253	111	110	131	199	0	0	0	0	1,491
Area IV
Tonnes C&F	3,272	4,219	4,902	4,628	870	2,456	5,639	3,867	5,937	4,553	4,350	6,788	51,481
Tonnes longhole	1,933	746	614	2,063	0	72	497	1,398	409	1,548	1,125	44	10,449
Development Tonnes	790	648	1,297	486		175	111	1,524	0	68	0	93	5,192
Total Tonnes	5,995	5,613	6,813	7,177	870	2,703	6,247	6,789	6,346	6,169	5,475	6,925	67,122

Waste metres	245	135	162	109	31	96	249	223	134	142	103	104	1,733
Metres on Vein	198	299	280	190	30	82	157	113	85	49	125	122	1,730
Total Metres	443	434	442	299	61	179	406	336	218	191	229	227	3,464
TOTAL
Tonnes C&F	28,209	25,896	26,749	28,518	24,479	27,999	26,221	31,487	30,237	30,796	29,627	28,120	338,338
Tonnes longhole	1,933	2,258	4,447	4,147	1,584	1,454	2,676	1,398	409	3,232	2,352	4,586	30,476
Development Tonnes	2,412	3,550	3,953	1,703	811	2,516	3,089	2,807	169	752	1,449	299	23,510
Total Tonnes	32,554	31,704	35,149	34,368	26,874	31,969	31,986	35,692	30,815	34,780	33,428	33,005	392,324

Waste metres	1,169	932	1,020	1,079	745	811	859	1,042	776	821	699	767	10,719
Metres on Vein	917	921	922	786	424	485	574	339	446	405	422	408	7,048
Total Metres	2,086	1,853	1,941	1,864	1,169	1,297	1,433	1,381	1,221	1,226	1,121	1,175	17,767

Table 16-3 lists production by quarter for 2013. Quarterly production was below plan during each quarter by as much as 15%. Due to low metal prices in 2013, a significant part of Area 1 production was suspended. This action and the inability to make up the lost production are the likely cause of the actual lower production realized throughout the later part of 2013.

Table 16-3
2013 El Cubo and Las Torres Consolidated Production by Quarter

Total	Q1			Q2			Q3			Q4
	Actual	Budget	Variance	Actual	Budget	Variance	Actual	Budget	Variance	Actual	Budget	Variance
Tonnes C&F	80,854	101,730	79%	80,996	109,965	74%	87,945	113,730	77%	88,543	119,130	74%
Tonnes longhole	8,638	0		7,185	0		4,483	0		10,170	0
Development Tonnes	9,915	0		5,030	0		6,065	0		2,500	0
Total Tonnes	99,407	101,730	98%	93,211	109,965	85%	98,493	113,730	87%	101,213	119,130	85%

Ag (g/t)	107	97	110%	100	99	101%	141	98	144%	133	94	141%
Au (g/t)	1.44	1.46	99%	1.56	1.54	101%	1.78	1.69	105%	1.67	1.55	108%
Ag (oz)	340,453	317,728	107%	300,061	350,211	86%	447,400	359,119	125%	432,656	361,279	120%
Au (oz)	4,611	4,785	96%	4,661	5,436	86%	5,629	6,162	91%	5,431	5,935	92%
31.1034768
Waste metres	3,121	2,616	119%	2,635	1,988	133%	2,677	2,245	119%	2,286	2,508	91%

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Metres on Vein	2,760	1,913	144%	1,695	2,155	79%	1,358	1,858	73%	1,235	2,204	56%
Total Metres	5,880	4,529	130%	4,330	4,143	105%	4,035	4,103	98%	3,521	4,712	75%

Year-to-date development for 2013 is at 17,633 metres of advance (Table 16-4), of which 7,835 metres are in mineral development (Table 16-5) and 9,798 metres in waste development (Table 16-6).

Waste development includes bypasses, ventilation raises and ore passes, ramps, areas of waste vein, and cross-cuts to vein. Much of the current mine production is pillar recovery, and bypasses are necessary where old stopes must be avoided to access the pillars.

Table 16-4
2013 Production Summary (metres of advance)

Item	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
Ore	1,212	921	783	1,126	424	475	574	339	750	405	422	405	7,835
Waste	875	932	1,097	739	745	731	851	1,042	500	821	699	767	9,798
Sub Totals	2,086	1,853	1,880	1,864	1,169	1,206	1,425	1,381	1,250	1,226	1,121	1,172	17,633

Table 16-5
2013 Ore Production Development Detail (metres of advance)

Item	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
Access					4								4
Bypass													0
Raises	219	217	187	259	108	73	75	73	115	181	137	144	1,787
Contrafrente													0
Drill Stations													0
Development	539	595	550	433	293		455	207	229	181	199	140	3,819
Ramps	299	3	30	363		28	3		305				1,031
Sills	155	92		66		76	40	58	102	44	70	122	825
Cross-cut		14	16	4	19	298	1				17		369
Raisebore
Total	1,212	921	783	1,126	424	475	574	339	750	405	422	405	7,835

Table 16-6
2013 Waste Production Development Detail (metres of advance)

Item	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
Access	117	75	58	89	119	213	119	148	164	124	106	25	1,356
Bypass	30	58	92	71	29	8	106	49	85	49	3	26	606
Raises	170	184	139	175	76		205	277	80	74	98	129	1,606
Contrafrente	4		30	31	24	16		37	28	49		20	239
Drill Stations	155	22	35	61	35	5	8	8		6	17	11	363

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Development						289							289
Ramps	4	407	478	23	249	182	183	263		278	254	246	2,568
Sills			78										78
Cross-cut	394	186	188	288	214	19	230	260	143	242	221	311	2,695
Raisebore
Sub Totals	875	932	1,097	739	745	731	851	1,042	500	821	699	767	9,798

The life-of-mine plan, presented in Section 22 of this report, forecasts an average of 1,475m per month total development for 2014. This can be broken down into an average of 561m metres in ore and 914m in waste. Development begins to taper off towards the end of 2014. In 2015 development is reduced an average of 163m in ore and 298m in waste for a total of 461m total development. By the end of December 2015, total development is down to 190m

16.3	Mining Methods

Conventional drill and blast methods are used to extract the ore at El Cubo, and access to the mining areas is provided by ramps, adits and shafts. Mine development headings are drilled by jumbo and by jackleg. The dimensions of the different development sections are as follows:

•	Main Ramps: 4.3 W x 4 H metres
•	Accesses: 3 x 3 metres
•	Sill in Mineral 2.2 x 2.5 metres (minimum)
•	Raise: 1.5 x 1.5 metres
•	Bore Holes Raise: 1.8 metre diameter

The choice of equipment is generally guided by the anticipated vein widths, stoping method, and equipment availability.

The stoping methods used at El Cubo in 2013 were 90% mechanized cut-and-fill and 10% longhole open-stoping (Table 16-3). The low longhole percentage is largely due to not having blocks of ore prepared for this purpose, and is the direct outcome of a backlog of development throughout the mines.

Once sill development is completed and the limits of the ore have been defined, stope production can begin. For conventional cut and fill stoping, ore is mined upward in horizontal slices using jackleg drills. Cut and fill mining is a method of short hole mining with hole lengths usually less than 2m. After the ore is removed, the void is filled with muck. El Cubo uses unconsolidated mine waste from development headings. Under certain circumstances concrete is used as fill to create a solid floor. This enables mining from the stope below up to the concrete pillar and recovering most, if not all of the ore pillar that would otherwise be left behind. This process is usually reserved for high-grade floor pillars.

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The production cycle starts by drilling upper holes using a jackleg (Figure 16-2). Geologists will mark up the vein, and the stope is drilled and blasted accordingly.

Drill holes on the vein (Blue) are blasted first. After the ore has been mucked, the holes drilled in waste (Green) are then blasted to achieve the dimensions required for the scoop to work in the next production lift.

Figure 16-2 Cut-and-fill with re-sue method.

The mining is simpler where the veins are close to, or equal to the width of the working. In this case, the back is blasted full-width and the extra waste blast step is eliminated.

By comparison, longhole open-stoping, holes are drilled upwards and/or downwards from the sill level. Long hole methods are typically 7 to 15m in length and are more productive than cut and fill methods. Longhole stoping is also cheaper than conventional cut and fill stoping. As with cut and fill methods, long hole stopes are filled with waste rock from development headings (Figure 16-3).

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Some of the ore produced with the longhole drill machines is generated by drilling old pillars. Other stopes are blind by drilling uppers and blasting a slot at the far end of the stope to enable the ore to break in the subsequent larger stope blasts. Uppers are drilled to a 10-15m height on vein projections in rows across the width of the vein. The rows closest to the slot are blasted first. The stope is mucked clean, or at least sufficiently to allow the next blast. The stope retreats, leaving a void that can only be filled by a mill hole connected from somewhere above. The ore is extracted using remote- controlled scoops.

Figure 16-3 Schematic showing typical longhole stope design.

16.4	Mine Equipment

The mine has its own fleet of scoops, trucks, and rail wagons, as summarized in Table 16-7. Depending on the location, underground ore is delivered to the surface by trucks via ramp, shaft, or rail haulages.

Table 16-7
Mining Equipment Inventory, El Cubo Mine

Loaders	Capacity	Model	Qty
Scoop tram	1.25	LT-210	7

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Scoop tram	1.5	LT-270	6
Scoop tram	2	LH- 203	3
Scoop tram	2.5	LT-350	2
Scoop tram	3	LT-410	1
Scoop tram	3.5	LT-650	4
Total			23

Trucks	Capacity	Model	Qty
Truck	4	Elmac D-5	1
Truck	6.5	Elmac D-10	3
Truck	10	Normet	2
Total			6

Locomotives	Capacity	Model	Qty
Goodman	4.5		2
Goodman	6		2
Goodman	8		4
Titan	3.5		1
Total			9

Compressors	Capacity	Model	Qty
Ingersoll Rand	370 HP		2
Ingersoll Rand	300 HP		1
Atlas Copco	268 HP	GA 200	3
Atlas Copco	363 HP	GA 315	3
Total			9

Other Equipment	Model		Qty
Tractors	New Holland		11
Tractors	John Deere		22
Jumbo	Ven-Runner II		1
StopeMate	Boart Longyear's		2
Raise-Bore	Robbins / SBM		2
Jacklegs	RNP		94
Vehicles	varies		54
Total			186

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The mine has an inventory of 94 jacklegs which are spread throughout the operations. Two Boart StopeMate 2006- 3 drills are used for longhole stoping, and contractors supply additional mining equipment for development.

Two contractors are used in the mining operations, COMINVI (Cominvi, S.A. de C.V.) and JASSO. They are involved in the development of certain areas of the mines and in haulage of ore from underground and surface stockpiles to the plant.

16.5	Geotechnical Factors

Since May of 2011 it is standard procedure throughout the mine to install systematic ground control.

Ground control is carried out using a combination of split sets, mesh, w-straps, and cable bolts. The type of support varies according to the conditions encountered, but split sets are most common and are complemented as needed with mesh and/or w-straps.

Cable bolting is required during the preparation of stopes for longhole blasting. The cable bolts are installed by drilling holes in the hanging wall and fixing the bolts in place with cement pumped into the hole.

The upper levels of the mine are dry. Water inflows are a factor in the lowest development levels in Area 4 where it is collected, pumped, and distributed as additional water for the needs of mine production.

The lowest historic development level of the mine, Level 9 of the Villalpando vein, was flooded until the latter part of 2013. The water level at the end of 2013 was about 6m below the Level 9.

After the strike ended in 2011, Blake (2011) provided a preliminary geotechnical study to AuRico to determine if ground deterioration had occurred and if so, what rehabilitation effort might be needed in order for mining to resume. The geotechnical study concluded that in most cases, scaling and spot bolting would sufficiently mitigate deterioration, and rehabilitation work was carried out in three stopes according to recommendations.

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16.6	Manpower

As of December 31, 2013, the company had a total of 576 direct employees distributed in different departments (Table 16-8). A 61% reduction from the 937 employees at the end of 2012.

Of the 576 direct employees, 418 (73%) belong to the local miners’ union (Part of the National Miners Union).

Cominvi, S.A. de C.V. (COMINVI) supplies 141 persons for underground development. Juan Ramon Jasso Martinez (JASSO) hauls ore from underground and from the mines to the plant and had 34 people on site as of December 31, 2013.

Cops Supply is the security company used to guard the installations and they have a total of 144 persons working for them.

There were 43 other persons working with several other contractors providing various services from personnel transport to construction projects (Table 16-8).

Table 16-8
El Cubo Employees and Contractors

DIRECTLY EMPLOYED
Employees Cubo	35
Employees Villalpando	27
Varal	96
Cubo Sindicalizados (union)	418
Total	576
CONTRACTORS
Transportes Urbanos de Guanajuato, S.A. de C.V. (Personal Transport)	13
Rangel Barbosa Fernando (Personal Transport)	5
Construcciones Mineras Gogui, S.A. de C.V. (Personal Transport)	13
Cops Supply (Security)	144
Jasso Martinez Juan Ramon (Heavy Equipment, Haulage)	34
Cominvi, S.A. de C.V. (Mining)	141
Rosalina Alvarez Rodriguez	5
Grupo Diez (Fire Control)	7
Total	362

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16.7	Training and Safety

All new employees, including contractors, are required to complete a two day induction course that explains the risks of the operation, procedures, how to use the safety gear, first aid, handling of explosives, etc. At the end of the training each employee is evaluated to determine if further training is necessary. Safety talks and safety audits are completed and recorded on a daily basis.

The mine has an Emergency and Mine Rescue team that consists of 24 members. The team was formed in February, 2012, and is equipped with Drager BG4 breathing apparatus. The team also provides emergency services support to the local community, as needed. Emergency facilities (infirmaries) are located at Mina Peregrina, Torres, and El Cubo, and all operate 24 hours 7 days per week. One doctor, ten paramedics, and two nurses are available on- site, and a second doctor is retained in an on-call capacity in order to comply with work regulation NOM-030- STPS-2009.

A second ambulance was purchased in 2013. One is stationed at the Dolores mine site the other at the Santa Cecilia mine site.

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17.0	RECOVERY METHODS

In 2013, the El Cubo mine produced 391,354 t of ore grading 107 g/t silver and 1.57 g/t gold. 1,159,026 oz silver and 17,142 oz gold were recovered from El Cubo ore. Silver and gold recoveries averaged 86.1% and 86.8%, respectively.

In addition to this, 150,526 t of ore with silver grade 128 g/t and gold grade 2.13 g/t were supplied from Bolañitos mine and processed at both Las Torres and the new El Tajo plants.

17.1	Processing plants

17.1.1	El Tajo flotation plant

Endeavour Silver Corp. refurbished crushing circuit and completely rebuilt grinding and flotation circuits. The new flotation plant was commissioned in May 2013 ramping up the throughput to 1,600 tpd and stabilizing the process in August-September 2013. The process flow sheet of the flotation plant is shown in Figure 17-2 and the principal equipment list is shown in Table 17-2.

The plant was designed and built by Promimet S.A. de C.V., a Mexican engineering company based in Guanajuato. An EPC contract was granted in September 2012. The construction management was awarded to Smith & Foster, a Canadian firm.

Views of the existing plant are shown in Figure 17- 3 to Figure 17- 6.

Plant performance was improved from October to December (Figure 17-1).

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Figure 17-1 Metal recovery and grinding product size at El Cubo

Table 17-1
Average reagent consumption in 2013 at El Tajo and Las Torres flotation plants

Reagent/Power	Units	Consumption
Collector A-3416	l/t ore	0.043
Frother CC-1065	l/t ore	0.012
Steel balls	kg/t ore	1.150
Collector 7310	l/t ore	0.018
Copper sulfate	kg/t ore	0.007
Flocculant	kg/t ore	0.026

Table 17-2
Principal equipment of El Tajo flotation plant

Principal Equipment	Specification
Jaw crusher	30’x42’ portable crusher
Coarse ore bins	Concrete ore bin with approx. capacity of 600 t of ore
Secondary cone crusher	Symons, dia. 4-1/4’, standard head
Tertiary cone crusher	Symons, dia. 4-1/4’ short head
Vibration screens	1. Terex vibration screen, 6’x16’
2. Svedala vibration screen, 6’x16’
Fine ore bins	Two (2) steel ore bins with approx. capacity of 620 t of ore in each or total 1240 t
Ball mills	1. Mercy, 9’x9’, 450 HP
2. Mercy, 9’x10’, 600 HP
3. Dominion Engineering, 12’x14’, 1300 HP

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Rougher/scavenger flotation cells	Five (5) Outotec tank cells, 30 m3 each
1st cleaner cell	Four (4) Denver flotation cells, 50 ft3 each
2nd cleaner cell	Two (2) Denver flotation cells, 50 ft3 each
Concentrate filter press	One (1) Diemme filter press with 39 plates of size 1500 mmx1500 mm, chamber thickness 50 mm, total filtration area147 m2, 3.378 m3 of concentrate per batch
Concentrate thickener	One (1) Outotec thickener of size D 8 m
Tailings thickener	One (1) Outotec thickener of size D 21 m

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Figure 17-2 Simplified flowsheet of the new El Tajo flotation plant

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Figure 17-3 Primary crusher (left); fine ore bins (right)

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Figure 17-4 Flotation tailings thickener (left); concentrate thickener (right)

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Figure 17-5 Grinding and flotation circuits of the new El Tajo plant (left); Cyanide leaching and counter current decantation circuits (actually shut down) (right)

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Figure 17-6 Concentrate filter press (left); Concentrate storage area (right)

17.1.2	El Tajo cyanide leach plant

The El Tajo leach plant was designed and built for processing 400 tpd of ore, but at the time of acquisition by Endeavour Silver Corp. it was used for leaching flotation concentrate produced at Las Torres plant rented from Fresnillo Plc.

In December 2013 the leaching plant was shut down due to the fact that selling the concentrate was more economic than cyanide leaching at current conditions.

A simplified process flowsheet of El Tajo leaching plant is shown in Figure 17- 7. A list of principal equipment is shown in Table 17-4.

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Table 17-3
Reagent consumption of El Tajo leach plant in 2013

Reagent/Power	Units	Consumption
Sodium cyanide	kg/kg Ag	5.44
Flocculant	kg/kg Ag	0.21
Lime	kg/kg Ag	4.71
Zinc dust	kg/kg Ag	0.87
LP gas	kg/kg Ag	6.62
Borax	kg/kg Ag	1.50
Soda ash	kg/kg Ag	0.51
Niter	kg/kg Ag	0.33

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Figure 17-7 Simplified flowsheet of cyanide leach and CCD circuits at El Tajo plant

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Table 17-4
Principal equipment of El Tajo leaching plant

Principal Equipment	Specification
Leach feed thickener	D 60’xH 12’ (used as process water tank)
Leach tanks	Five (5) air agitated leach tanks of size D 30’xH 24’
CCD thickeners	Four (4) thickeners of size D 41’xH 11’ and
Two (2) thickeners of size D 38’xH 10’
Merrill- Crowe	A modular 120 m3/h-plant designed and built by Kappes , Cassiday and Associates (1994)
Refinery	Two (2) gas fired furnaces

17.1.3	Las Torres flotation plant

Las Torres plant was rented by Compañía Minera del Cubo from Fresnillo Plc. since 2004. The plant capacity is 2,000 t/d. Operation of the Las Torres plant started in 2007 and continued until end of July 2013 when it was returned to the owner.

The plant operated following circuits:

•	crushing,
•	flotation,
•	concentrate dewatering,
•	tailings dewatering and storage circuits.

The principal equipment size and number is presented in Table 17-5.

Table 17-5 Principal equipment of Las Torres flotation plant

Principal Equipment	Specification
Coarse ore bins	Three (3) 1,000 t capacity concrete bins of size 7.6 m x 7.6 m x 10.6m, total capacity 3,000 t.
Coarse ore bins	Two (2) steel bins 7.3 m diameter x 11 m height, with approx. capacity of 600 t of ore, total 1,200 t.
Jaw crusher	18”x30”
Secondary cone crusher	Svedala, model S4000
Tertiary cone crusher	Symons, short head, dia. 5-1/2’

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Vibration screen	Two (2) Tyler vibration screen, 6’x16’ each
Fine ore bins	Six (6) Steel ore bins 8.5 m diameter x 8 m height, with approx. capacity of 600 t each, total 3,600 t
Ball mill	Nordberg, 15’x19’8”, 2250 HP
Concentrate regrinding mill	5’x8’6”, 75HP
Rougher/scavenger flotation cells	12 Denver cells with 365 ft3 each in 2 lines of 6 cells in each line
1st cleaner cell	One (1) column cell of size D 7’x H 32’
2nd cleaner cell	One (1) column cell of size 3’x26’
Concentrate filter press	One (1) Eimco filter press with 17 plates of size 1200 mmx1200 mm, 16 chambers making up 0.924 m3 of concentrate per batch
Concentrate thickener	One (1) conventional thickener of size D 12 m x H 2.5 m
Tailings thickener	One (1) conventional thickener of size D 42 m x H 3.7 m

17.2	Recovery

The recovery process at El Cubo during 2013 consisted of a single flotation concentrate. Table 17-6 shows the recovery percentage by year.

Table 17-6
Process Recovery for 2008 – 2013

Year	Total Recovery (%)		Flotation Recovery (%)		Head Grade (g/t)
	Au	Ag	Au	Ag	Au	Ag
2008	90.6	87.7	90.4	88.1	1.98	94.4
2009	89.4	87.7	90.3	88.5	1.92	83.0
2010	89.1	87.4	91.0	88.7	1.70	82.1
2011	83.8	83.5	85.3	85.3	1.23	77.8
2012[1]	84.1	80.6	87.9	85.2	1.43	87.3
2013	84.5[2]	83.9[2]	89.6[3]	87.2[3]	1.73	113.0

1. Using estimated AuricoGold recoveries until July 14, 2012. Endeavour also includes ore from Bolañitos
2. Using un-reconciled leach recoveries
3. Including ore supplied from Bolañitos (not reconciled)

Silver and gold recoveries from the Bolañitos ore averaged 86.7% and 87.5% respectively, and 86.1% and 86.8% from El Cubo ore.

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17.3	Tailings

The flotation tailings from El Tajo flotation plant with density of approx. 50% of solids are pumped through 1.4 km pipeline to Mastrantos VI tailings facility (Figure 17- 8). A part of water is reclaimed and pumped back to the flotation plant.

The concentrate leaching tailings were sent to Mastrantos IV (Figure 17- 8) until leach plant was shut down at the end of 2013. The operation of the tailings dam were not continuous and the tailings are deposited in batch. The solution collected in the tailings dam is reclaimed and sent to the plant and used again in the process. Additional make- up water for the concentrate leaching process is pumped to the El Tajo plant from the Dolores underground mine. The cyanide solutions are handled separately from the flotation circuit process water since the presence of cyanide is depresses the pyrite flotation.

Mastrantos I, II and IV are old cyanidation tailings; Mirasol, Mastrantos III and Mastrantos VI are flotation tailings.

The flotation tailings from Las Torres plant were sent to the tailings pond Cedros 3 (Figure 16-1), located on the leased Las Torres property, with three stages of pumping. The solution collected in the tailings dam was sent to the plant and used again in the process. Additional make-up water for the flotation process came from Mata water dam and from the Las Torres mine workings.

The mine conducts sampling of waters in arroyos and streams every 3 months. The water samples are sent for analysis to an external certified laboratory.

Endeavour Silver has hired AMEC to plan and implement a tailings facility management activities: development, tailings water monitor, and tailings closure.

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Figure 17-8 View of the tailings storage facilities of El Cubo mine

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18.0	PROJECT INFRASTRUCTURE

Endeavour Silver has all of the necessary mine and mill infrastructure to operate the El Cubo Mines project efficiently and to all regulatory standards imposed on the project by the various government agencies.

In the following paragraphs describing infrastructure, the ownership for each infrastructure component is discussed, and the capacities of each facility are summarized.

18.1	Offices and Buildings

CMC uses three building complexes. The main office is located inside the mine site located at the Dolores Mine. The mine site is also the location of the El Tajo process plant. The second complex, which is called La Hacienda and belongs to CMC, is located in the town of El Cubo. The company warehouse is located in La Hacienda. A new warehouse is being constructed near the underground core storage facility. La Hacienda, within itself, has enough buildings and offices to contain all the administrative personnel and activities. The third complex is the Santa Cecelia Mine site. This complex is the home to a maintenance shop and an additional office building used by mine geology and planning among other things.

For administration purposes, the underground mine is divided in four areas. Each area has its own small office building with rooms for operation and technical services employees, lamp house, meeting room, etc. Table 18-1 presents the list of the four underground offices indicating location and ownership. Only one of the underground offices does not belong to CMC.

Table 18-1
Underground Offices

Area	Name	Location	Ownership
1	San Nicolas	San Nicolas	CMC
2	Dolores	Tajo Plant	CMC
3	Villalpando	La Hacienda	CMC
4	Peregrina	Peregrina	Compañía Minera Las Torres

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18.1.1	Treatment Plants and Lab

A new 1,600 tonne per day process plant was commissioned in 2013. The facility, the El Tajo plant, owned by CMC, crushes, grinds, and concentrates in flotation cells all of the ore mined from the underground mine.

The second treatment plant, the Chirimitera plant, consists of a 500-tpd comminuting and flotation circuit. The Chirimitera plant has been shut down since November 2007. If CMC decides to resume activity at this facility, it must be rehabilitated and fitted with a grinding mill and a secondary crusher.

CMC owns a series of tailing dams and impoundments that were used for the disposition of treated solids from the former concentration process at the El Tajo and Chirimitera plants, and from the past leach process at Tajo plant. The Mastrantos IV & V impoundments have been receiving all the cyanided- treated solids for the last twenty-six years. The Mastrantos VI tailing dam has not been active since 2007.

Slurry discharges from the treatments are sent to their final disposition through HDPE pipelines. Superficial water and diluted solution in dams and impoundments, after settling out solids, is pumped back to the plants for reuse in similar HDPE pipelines.

Besides the treatment plant, the El Tajo facilities include a doré refinery and lab.

The doré refinery and leach plant was shut down in December 2013. Concentrate is now shipped to third party refiner.

The lab at El Tajo was closed in March 2013 and all sampling sent to the lab at the Bolañitos Mine.

18.2	Ventilation

The ventilation system at El Cubo is a combination of natural and mechanical, but relies mostly on natural ventilation. Air flow enters through the various access ramps, shafts, raise bore holes, and old mine openings, and moves down to the lower part of the mine, exhausting through a series of partially open old areas of the mine, raise bore holes, and conventional driven raises. A downfall associated with natural ventilation is the lack of stable directional flow.

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The natural flow of air is governed by pressure, which can be highly variable, presenting a very dangerous situation in the event of an underground fire.

Figure 18-1 Example of Dolores Mine ventilation system. The legend shows the locations of various elements of the ventilation system

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Figure 18-1 is an example of the ventilation plan for the Dolores Mine, showing ventilation raises and fan locations, and airflows for fresh air and exhaust. The longitudinal section presented in Figure 18-2 illustrates the complexity of the system.

Figure 18-2 Longitudinal section schematic of current El Cubo ventilation system showing connections between Las Torres (right) and San Nicolas-Peregrina areas (Areas 1, 3, 4)

18.2.1	Area 1 (San Nicolas Mine)

The San Nicolas mine is the oldest of the four CMC mines. Air is drawn into the mine through the main entrances on levels 120, 60, and 0, and the San Nicolas Main and Santa Cecilia access ramps. The air flow travels mostly through the ramps and drift accesses to the various stopes. Some of the exhaust air flows to the surface through raise bore holes equipped with two electric fans (42 – 26- 1700, 75hp/60k EA), and the rest flows to the surface naturally through raise bore holes without fans and old open stopes.

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The total fresh air into Area 1 is 160,000 cfm, and the total air exhausting through the mechanical system is 120,000 cfm.

18.2.2	Area 2 (Dolores Mine)

Dolores mine is ramping up the levels of production in order to meet the required budget. The mining activities are increasing every day and because of that more equipment is coming into the mine. All these activities are introducing more diesel horsepower, dust, heat and fumes.

Three new headings have been opened at the Dolores mine: the 1140 ramp to the lower southeast part of the Villalpando vein, the 501 ramp to the lower area of the Dolores-Capulin vein, and the 1105 ramp reactivation to gain access to the lower part of the northwest Villalpando vein.

The 1140 ramp is ventilated with fresh air drawn from the Capulin shaft, with one 50 hp electric motor forcing 30,000 cfm to the heading. Future ventilation will include a 100 hp electric fan at the intersection of the 1140 ramp and cross- cut access to the bottom of the Capulin shaft. The fan will move 55,000 cfm, enough to sustain the mining activities in this area. The fan will be relocated when the ramp gets to the lower level, and will pull fresh air from the extension of the Capulin shaft; from there the fan will force the air to the bottom of the ramp. The used air will exhaust into the Gil shaft and a proposed new raise bore hole (#78).

The 501 ramp is ventilated with one 100 hp electric fan located at the intersection of the ramp with cross-cut access to Robbins raise #72. The fan pulls 55,000 cfm of fresh air from the surface to ventilate the heading and new development areas. As the ramp progresses, two ventilation raise bore holes will be added, and the fan will move from its current location to the top of new raise bore hole #74 (on surface), drawing fresh air through Robbins #72 and the 501 ramp. The used air will exhaust to surface.

The ventilation for the 1105 ramp comes from surface down the ramp and is drawn into the #70 raise bore hole (60,000 cfm) by a 75 hp electric fan located on top of the raise and exhausting to surface. The fresh air flow it is transferred to the heading by a 50 hp electric fan located up- ramp before entering the #70 raise bore hole and exhausting up-ramp into the exhaust system. In the near future, the #70 raise bore hole will extend down to the 7 level and a 100hp fan will be installed at the bottom of the raise and force the air flow up the raise. When the ramp gets to the 9 level, the air flow will travel through the level and will be forced into the Gil Shaft, which will take the exhaust air to surface.

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Most of the stopes in the older producing areas of the mine are ventilated with natural ventilation (top levels) and auxiliary vent fans. The air flow travels long distances before reaching the areas to ventilate.

18.2.3	Area 3 (Villalpando Mine)

The Villalpando Mine is located in central to the El Cubo claim block and is connected to Peregrina Mine on the 315 level (northwest) and on the 8 level (east side) through the main ramp. It also communicates to surface and to the San Nicolas Mine through the main ramp, connecting the entrance at the Santa Cecilia Ramp (west side) and the entrance of Dolores and Villalpando mines to the southeast. Fresh air comes into the mine mainly through two old shafts, the Buena Suerte and San Lorenzo shafts. In the Buena Suerte shaft, one 100 hp fan pushes 78,000 cfm down to the 10 level. From there, the fresh air is distributed to the levels between the surface and the 8 level. The air flow coming out of the Buena Suerte shaft helps to ventilate a few stopes and a portion of the travel ways. In the San Lorenzo shaft, 70,000 cfm of air flow is pushed down by natural ventilation and drawn down by a 50 hp electric fan to ventilate both stopes and travel ways. Exhausted air leaves the mine mainly through raise bore holes and old mine openings. The distance between stopes and travel ways connecting others areas are long. Air is pumped into various stopes using auxiliary ventilation fans in combination with ventilation tubing and natural ventilation.

18.2.4	Area 4 (Peregrina Mine)

At the Peregrina mine, all fresh air comes in through the Santa Lucia and Guanajuato Shafts. Both of them draw natural ventilation in combination with a 100 hp electric fan. From the Santa Lucia Shaft, fresh air goes to the 535 level (41,000 cfm), to the 585 level (35,000 cfm), to the 600 level (43,000 cfm), and the base of the shaft (12,000 cfm). Fresh air from the Guanajuato shaft (41,000 cfm) travels 6,000 metres, ventilating the tram way before entering the exhaust raises located close to the Peregrina shops. Fresh air from the Santa Lucia shaft travels along each level and through the internal ramps. One 100 hp electric fan located on top of the #71 Robbins raise transfers 60,000 cfm into the exhaust raise flowing to surface. Fresh air is sent to the stopes with auxiliary ventilation fans. The remaining cfm are flowing up the ramp and other Robbins raise to surface. The entire ventilation plan for this area of El Cubo will have to be revised to use only CMC openings and infrastructure upon termination of the Las Torres lease.

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18.2.5	Inventory of Ventilation Installations

Table 18- 2 lists the ventilation installations with their purpose and capacity, as applicable.

Table 18-2
Master List of Ventilation Installations Showing Utilization and Capacities

MINE AREA	TYPE	ID	CONNECTION	PURPOSE	FRESH AIR	EXHAUST AIR	COMENTS
I	Raise Bore	10	Surface -Level 4	Intake	15,000	-	-
I	Raise Bore	16	Surface -Level 4	Intake	20,000	-	-
I	Raise Bore	17	Surface -Level 4	Intake	20,000	-	-
I	Raise Bore	37	Level 0 (portal) - Level 4	Exhaust	-	20,000	-
I	Raise Bore	38	Surface-Level 10	Intake	90,000	-	FAN: 200 HP
I	Raise Bore	45	Level 4 - Level 8	Exhaust	-	20,000	-
I	Raise Bore	47	Level 4 - Level 8	Exhaust	-	30,000
I	Raise Bore	49	Surface -Level 4	Exhaust	-	78,000	FAN: 100 HP
I	Raise Bore	53	Level 4 - Level 8	Exhaust	30,000	-	-
I	Raise Bore	55	Surface -Level 4	Intake	30,000	-	-
I	Raise Bore	56	Surface -Level 3	Exhaust	-	35,000	-
I	Raise Bore	64	Surface-Level 8	Exhaust	-	95,000	FAN: 100 HP
I	Raise Bore	76	Level 4 - Level 8	Intake	15,000	-	-
I	Shaft	Tiro San Lorenzo	Surface -Level 4	Intake	60,000	-	FAN: 100 HP
II	Raise Bore	70	Portal San Eusebio - Level 4	Exhaust	-	80,000	FAN: 75 HP
II	Raise Bore	73	Level 4 - Level 6	Exhaust	-	-
II	Raise Bore	75	Surface - Ramp 501	Exhaust	-	74,000	FAN: 100 HP
II	Shaft	Tiro Capulin	Surface -Level 5	Intake	40,000	-	-
II	Shaft	Tiro Gil	Surface -Level 9	Intake	90,000	-	FAN: 250 HP
IV	Alimak	3	Ramp 3006 - Level 13	Intake	15,000	-	-
IV	Alimak	2	Level 13 - Level 8	Intake	15,000	-	-
IV	Raise Bore	63	Ramp 321 - Level 14	Intake	20,000	-	-
IV	Raise Bore	65	Level 10 - Level 14	Intake	20,000	-	-
IV	Raise Bore	71	Level 12- Level 14	Exhaust	-	80,000	FAN: 100 HP
IV	Raise Bore	74	Level 8 - Level 12	Exhaust	-	20,000	-
IV	Raise Bore	78	Level 8 - Level 12	Intake	15,000	-	-
				TOTAL	495,000	532,000

In summary, the ventilation system for each of the mines must be improved to minimize the risk of an underground fire, improve environmental working conditions, and improve production levels. There are three major components to the planned improvements to the ventilation system: 1) purchasing ventilation equipment; 2) increasing electrical power capacity; and 3) increasing the number of raise bore holes dedicated to ventilation in strategic locations.

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18.3	Water

Water for the mine operations is obtained from the Dolores Mine and the Peregrina Dam. Water is pumped from the Dolores Mine into a series of water reservoirs at the surface for storage and distribution to the mines. The surplus of water pumped from the Dolores mine is sent to the Peregrina Dam, which when required is used to supply the mines. The water found in the Dolores mine is a product of filtrations and of intentional flooding for storage. A plan for obtaining water needs to be completed as a precaution should the water in the Dolores mine run out.

18.4	Compressed Air

Compressed air is supplied to the mine by a group of compressors which are all located in different areas on surface. The compressed air is supplied via a net of 4-in and 6- in lines, and the working pressure that reaches the headings is at 85 psi.

18.5	Electricity

Electrical power for the mine is provided by the state- owned Comisión Federal de Electricidad (CFE) via 13.3 kV overhead transmission lines connected to the national grid. The energy is transformed on site by a series of substations for distribution to different facilities. Table 18-3 summarizes the location and capacity of the main transformers of CMC and those of Compañía Minera Las Torres.

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Table 18-3
Summary of Electric Installations

Surface and underground operations at El Cubo are supplied by a 13.2 KV electric line. El Cubo has a contract with Comisión Federal de Electricidad (CFE) for the supply of 4,500 Kw. The existing equipment available adds up to 4,360 Kw, but actual average consumption is at 47%, as not all the equipment operates a the same time.

There are no back-up generator sets for the mine operations; however, the El Tajo plant has a generator to keep the agitators functioning should power fail.

18.6	Tailings Impoundments

The active tailings dam for the El Tajo process plant is Mastrantos VI (Figure 17- 8, Section 17.3). There are seven other tailings dams located on the El Cubo property, they include:

1.	Mirasol tailings dam, repository of flotation tailings currently out of operation, covered and under reforestation.

2.	Mastrantos I, repository of concentrate leach tailings, currently out of operation but used for water storage.

3.	Mastrantos II, repository of concentrate leach tailings, currently out of operation, but receives solutions from underdrain of Mastrantos IV and V.

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4.	Mastrantos III, repository of flotation tailings currently out of operation, in process of reclamation.

5.	Mastrantos IV operated to deposit concentrate leach tailings in 2013, currently out of operation.

6.	Mastrantos V, was used to deposit concentrate leach tailings, currently out of operation.

7.	Chirimitera, repository of flotation tailings currently out of operation, covered and under reforestation.

Currently water from Mastrantos I, II, IV and V cannot be used in the flotation plant since it contains some amount of cyanide which is a depressor of pyrite flotation. Water from Mastrantos I, II and V is pumped to the Mastrantos IV where water evaporators were installed in 2013 to manage the water balance.

18.7	Ore Stockpiles and Waste Dumps

The El Cubo operation maintains small stockpiles underground and at the mine entrances in order to manage continuous ore haulage. The mine has no excess ore stockpiles and generally consumes all daily production available since the plant is not at capacity. Only small waste dumps are present in the district since most waste never leaves the mines where it is needed for fill.

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19.0	MARKET STUDIES AND CONTRACTS

Endeavour Silver has neither a hedging nor forward selling contract for any of its products. As of the date of issuing this report, the company has not conducted any market studies, as gold and silver are commodities widely traded in the world markets.

Table 19-1 summarizes the high and low average annual London PM gold and silver price per ounce from 2000 to 2013.

Table 19-1
Average Annual High and Low London PM Fix for Gold and Silver from 2000 to 2013
(prices expressed in US$/oz)

Year	Gold Price (US$/oz)			Silver Price (US$/oz)
	High	Low	Average	High	Low	Average
2000	312.70	263.80	279.12	5.45	4.57	4.95
2001	293.25	255.95	271.04	4.82	4.07	4.37
2002	349.30	277.75	309.67	5.10	4.24	4.60
2003	416.25	319.90	363.32	5.97	4.37	4.88
2004	454.20	375.00	409.16	8.29	5.50	6.66
2005	536.50	411.10	444.45	9.23	6.39	7.31
2006	725.00	524.75	603.46	14.94	8.83	11.55
2007	841.10	608.40	695.39	15.82	11.67	13.38
2008	1,011.25	712.50	871.96	20.92	8.88	14.99
2009	1,212.50	810.00	972.35	19.18	10.51	14.67
2010	1,421.00	1,058.00	1,224.52	30.70	15.14	20.19
2011	1,895.00	1,319.00	1,571.52	48.70	26.16	35.12
2012	1,791.75	1,540.00	1,668.98	37.23	26.67	31.15
2013	1,693.75	279.40	1,257.42	32.23	5.08	21.26

19.1	Contracts

CMC has signed a number of contracts or agreements with domestic companies and legal persons in order to cover its production and interests goals. Table 19-2 is a summary of the main contracts that CMC has in place.

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Table 19-2
Contracts held by Compañía Minera del Cubo, S.A. de C.V

Contract Description	Contracting Company	Contract Expiry or Renewal date
1,000 m of underground development	Compañía Minera Villagomez, S.A. de C.V. (COMINVI)	31-Dec-13
Hauling of ore to Las Torres mill and concentrates from Las Torres mill plant to Tajo leaching plant	Juan Ramon Jasso Martinez	30- Apr-14
Two contracts for providing diamond drilling services. 5,000m of surface exploration holes and 10,000m of underground exploration holes.	Servicios Drilling, S.A de C.V.	16-Dec-13
Contract personnel transport (buses).	Transportes Urbanos Avalos de Gto., Fernando Rangel Barbosa y Transportes Gogui.	23- Feb-14
Cleaning portable toilets underground and on surface.	Juan Federico Cassio Calderon "SANIEXPRES"	27-Oct-14
Installation of Fire Fighting System in the El Tajo plant	Grupo Diez Ingenieria S.A. de C.V.	27- Feb-14
Geotecnical work on tailings dams.	Geonginieria Leon, S.C.	31- Mar-14
Collective Work Contract N° 34 with the local union. It sets working schedules, holidays, wages, bonuses, obligations, prohibitions, benefits, general terms, etc.	Sindicato Nacional de Trabajadores Mineros, Metalurgicos y Similares de la Republica Mexicana, Seccion N° 142	23- Feb-14
Provides security personnel for the property and facilities.	Cops Supply, S.A. de C.V.	3-Aug-13
Land use for instalation of power line cables.	Julio Hernandez Quintero	23-Oct-14
Land use and circulation rights of four properties called: Sierrita 1, 3, 4 and Cebolletas.	Industrial Santa Fe, S. de R.L.	21-Oct-26

The lease contract with Compañía Minera Las Torres, S.A. de C.V. for the use of the Las Torres process plant and underground mining rights expired in 2013. All facilities were returned to Compañía Minera Las Torres, S.A. de C.V. on August 15th, 2013.

The collective work contract N° 34 with the national mining worker union shall remain in effect for an indefinite period, though it must be reviewed every year.

CMC also maintains a contract with a civil engineering company, Buck, for civil works in different areas of the operation.

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20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1	Environmental and Sustainability

CMC operates under the policy of zero industrial discharges into the environment. Surface water in the tailings disposal facilities are pumped back into the process. Running water in the intermittent streams within the property is tested for mineral elements and contaminants. Some water pumped from the underground workings is discharged in the Peregrina reservoir at the surface.

The following aspects are treated with special care by the company as they represent potential risks to the operation. To reduce the possibility of an incident regarding any of these issues, CMC has established strict procedures of operation and monitoring in accordance to accepted standards.

•	The tailing dams are the places that require the main environmental and operation control, because its proximity to the Cubo community represents a risk.
•	A cyanide spill into rivers would cause a strong environmental contingency.
•	Tests of water pollutants into rivers near to the tailings dams.
•	Tests of discharge sewage pollutants.
•	Water recovery in tailings dams to be returned to the process of the processing plant.
•	Tests of the combustion gases from laboratory's chimneys and foundry, and lead exposure for lab workers.

20.2	Closure Plan

The El Cubo closure budget includes funds for covering the tailings ponds and securing and cleaning up the other surface and underground mine facilities (Table 20-1).

Table 20-1
El Cubo Mine Closure Budget

Facilities	Item	US$

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Underground Mines	Hoist	26,166
	Tunnels	9,785
	Raises – Robbins	20,080
	Workshops and Offices	246,764
Sub-Total		302,795
El Tajo Plant Flotation and Cyanidation	Crushing Area	53,810
	Milling and Flotation Areas	41,136
	Dynamic Leaching Area	130,683
	Precipitation and Foundry Areas	53,264
	Related Facilities	192,924
	Reclaim of Plant Area	32,426
Sub-Total		504,243
Chirimitera Flotation Plant	Trituration Area	59,643
	Milling and Flotation Areas	38,004
	Related Facilities	85,533
	Reclaim of Plant Area	25,998
Sub-Total		209,178
Tailings Dams	Mastrantos I, II, IV & V	717,491
	Mastrantos III & VI	345,170
	Cedros	6,523
Sub-Total		1,069,184
Administrative Personnel		295,270
Grand Total		2,380,670

20.3	Permitting

Table 20- 2 lists the existing permits governing the mining and milling operations.

According to CMC, tailings ponds Mastrantos I, II, IIIA, IIIB, IV, V, and VI were built before to environmental legislation was approved in 1998 (La Ley General del Equilibrio Ecológico y la Protección al Ambiente), so CMC was not required to apply for permits for these facilities. For pre- existing facilities a mining company must get an update permit whenever there is a change in the processes, capacities, or facilities. Permits are issued by the Secretaría de Medio Ambiente y Recursos Naturales (Semarnat) – Secretary of the Environment and Natural Resources. An annual operation card must be presented to Semarnat at the end of each year.

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Table 20-2
Existing Permits and Issuing Agency

Permit Type	Permit	Issuing Agent
Environmental License	LAU-11-70101504-09	Semarnat
Annual Operation Card	COA-2011	Semarnat
Environmental Registration	MCUMJ1101511	Semarnat
Hazardous Waste Generating	GRP111500002	Semarnat
Sewage Discharge License	4GUA101250/12EMGE94	CONAGUA
Environmental Impact Authorization Construction of Chirimitera Plant	D.O.O. DGOEIA -001788	Semarnat
Environmental Impact Authorization Construction of Chimiritera Tailings Dam	D.O.O. DGOEIA -006508	Semarnat

20.4	Considerations of Social and Community Impacts

CMC considers nearby communities as important stakeholders and, as such, the company pays special attention to their problems and requests for support. A good neighbor and open-door policy characterizes the relations with the six communities inside and around the area of operations. A company representative interacts with the local authorities frequently.

Table 20-3
Population Statistics for Communities Surrounding El Cubo

Location	Relationship	Total Population	Male Population	Female Population
CALDERONES	Indirect	946	449	497
EL CEDRO (MINERAL DEL CEDRO)	Indirect	397	190	207
MINERAL DEL CUBO	Direct	498	237	261
MINERAL DE PEREGRINA	Indirect	176	80	96
MONTE DE SAN NICOLÁS	Direct	286	137	149
ROSA DE CASTILLA	Direct	408	192	216
	TOTALS	2,711	1,285	1,426

According to the population and housing census of 2010, the inhabitants in the surrounding communities include 2,711 people living in the 6 locations (Table 20.3). Women are 52.6% of the population. Table 20.4 presents population by gender in the communities, and shows the relationship of CMC with them, whether directly or indirectly. The relationship with a community is indirect whenever it has a direct relationship with another mining company. The communities of Mineral del Cubo, Monte de San Nicolas, and Rosa de Castilla are located inside the area of current or future influence. Three other communities are included as a result of the leasing contract of properties and facilities from Compañía Minera Las Torres. Regardless of the indirect relationship with these three communities, CMC considers that it has a shared commitment with them.

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CMC has a policy of social responsibility based on community development. The tactic used to achieve this strategic principle is focused on:

•	Encouraging sustainable self-development of communities

•	Systematically promoting quality of life conditions that ensure ongoing successful operation of the company in the locality.

In order to carry out social responsibility actions, CMC has an internal procedure intended to channel the demands of the local communities, to assess their needs, to prioritize them, and to evaluate donations to be made to improve quality of life. The company is interested in maintaining a social license to operate by working together with the communities, providing communication support in resolving problems, promoting good practices in social solidarity through a work plan with the localities, and aiming for sustainability in all its actions. To make public its commitment to its stake-holders, the company pursued an ESR distinctive (Socially Responsible Company), which was obtained the February 27, 2012, from the Mexican Center for Philanthropy (CEMEFI).

The company works respectfully and in coordination with the natural leaders in the surrounding communities, and with local authorities, educational institutions, and government agencies to achieve sustainable development. Actions are mainly aimed at promoting education, sports, culture, health, and environmental care.

El Cubo’s community library and school were remodeled with the support of the company. CMC donated books and computers to promote education and access to technology. Both El Cubo and Rosa de Castilla communities gained free access to computers.

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CMC works in coordination with the municipal government to promote cultural activities in the communities. The company has a cultural center open to the public where workshops of handicrafts, music, and painting are conducted. In addition, CMC promotes the realization of festivals, theater plays, and cinema for children and adults, and facilitates transportation of students to civic and cultural events and sports competitions.

The company provides garbage collection service to contribute to environmental sanitation and prevent gastrointestinal diseases. The company also supplies medical services and medicines in cases of emergency or whenever the community service is not available, assisting between 10 and 15 persons each week. The company’s ambulance is available as needed.

Water shortage in the country has greatly affected the state of Guanajuato, and this has directly impacted El Cubo’s neighboring communities in recent years. The community of El Cubo has no water storage bodies, which is a significant problem. At the request of the community, CMC supplies nonpotable domestic water to the community during the dry seasons. The lack of rainfall has also greatly affected the communities of Calderones and El Cedro. The company pumps water from Presa de Mata dam and hires tankers if necessary to provide water to each of these communities.

The company launched a self-employment project to benefit the local work force. A group of women from El Cedro, after being trained with the economic support of the company, developed the cooperative “Mujeres Unidas del Cedro SC de RL de CV” for industrial clothing manufacturing. Plans are to construct a sewing shop. The project includes the purchase of machinery, raw materials, and construction or remodeling of the place where this workshop will be established. A total future investment budget of $72,152 USD will be needed to implement the project; which involves the purchase and provision of materials for the start of operations using a loan from CMC.

CMC works by Gender Equality Model MEG: 2003, awarded by the National Women's Institute from December 2011. This model helps to ensure equal opportunities for internal and external community by socially responsible actions.

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21.0	CAPITAL AND OPERATING COSTS

21.1	Capital Costs

For 2014, Endeavour Silver has budgeted nearly US $ 21 million for capital projects at El Cubo (Table 21-1). This budget includes all planned capital expenditure for El Cubo with the exception of Regional Exploration. An additional US $3.7 million is planned on exploration drilling at El Cubo. The Exploration drilling capital is not listed in Table 21-1 because it does not have a direct impact the reported mineral reserves.

Table 21-1
2014 Capital Cost Estimates for the Del Cubo Mines Project

Description	Cost (US $)
Mine Development	10,082,980
Mine Infrastructure	819,360
Mine Exploration	2,394,006
Underground Equipment	2,307,328
Mobile Equipment
Plant Infrastructure	3,713,500
Plant Equipment	79,000
Vehicles	150,000
Office and IT	60,372
Buildings	1,040,250
TOTAL	20,915,934

21.2	Operating Costs

Operating costs for 2013 are averaged across the four principal working areas of the El Cubo mine.

The cash operating cost of silver produced at the El Cubo Mines project in fiscal year 2013 was $ 18.77 per oz, compared to $35.39 for the last half of 2012. Recall that Endeavour took over operation of El Cubo in mid-year 2012. Cash operating cost per ounce of silver is calculated net of gold credits and royalties. The cash operating costs per tonne of ore processed averaged US $ 112.71 per tonne in 2013, compared to US $ 117.70 in 2012. Table 21-2 summarizes operating cost by category before adjustment for finished goods.

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Endeavour estimates costs of the life-of-mine operating plan and accompanying economic model based on current costs and cost projections due to expected changes and improvements (Table 21-3).

Table 21-2
Summary of El Cubo Unit Operating Costs per Tonne.
2012 vs. 2013 Actual

Cost Item	Actual 2012 (US$/t)	Actual 2013 (US$/t)
Mining	61.23	56.87
Processing	29.47	25.30
G&A	22.94	23.65
Total	113.64	105.82

Note: before adjusted for finished goods

Table 21-3
Summary of El Cubo Unit Operating Costs per Tonne.
2013 Actual vs. 2014 Budget

Cost Item	Actual 2013[1] (US$/t)	Planned 2014 (US$/t)
Mining	56.87	55.00
Processing	25.30	25.00
G&A	23.65	15.00
Total	105.82	95.00

1. Before adjustment for finished goods

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22.0	ECONOMIC ANALYSIS

Endeavour has prepared an economic analysis of the El Cubo mine from a mine plan based on mining only the mineral reserves. The plan uses a number of assumptions about mining rates, operating costs, and capital costs. The mine plan is built up on a stope-by-stope basis. One or more resource blocks compose a stope, which for planning purposes is a group of blocks served by a single access ramp. Each block is assigned a provisional net value based on its diluted grade, tonnes, and mill recovery. Inclusion in the mine plan requires a stope to carry any necessary waste access cost and still return a positive net value. One or more individual blocks with negative revenue within a stope may be included in the mine plan as internal dilution if no additional access is required; some of these may actually generate positive value to the project if the mill is not at capacity with better material. Development costs are determined by the linear metres of development required for each stope. The metres are accumulated in the life -of-mine plan and are costed at rates applicable to El Cubo based on Endeavour’s experience at El Cubo and in the Guanajuato district. Final determination of revenue and value generated from the reserves is based on the life- of-mine plan and economic model.

22.1	Taxes

Taxation in Canada and Mexico is often complex and varies from one jurisdiction to the other. There are numerous calculations and allowances, all of which are outside the scope of this report. However, taxes are all levied in the normal course of business. Endeavour Silver is subject to the taxing jurisdictions of Durango, Mexico and Canada. Endeavour Silver state that all taxes assessed have been paid or will be paid when due, aside from any protests or other tax relief available under law.

22.2	Operating Plan

Endeavour has constructed a mine plan that extracts all of the mineral reserves in the El Cubo mine, as listed in Table 15-4. Development metres required to extract the reserves for Areas 2 – 4 are listed in the Table 22-1. With recent low metal prices, a significant parts of Area 1 production was suspended in 2013. Production will most likely be re- activated once higher metal prices return and the practicality of mining blocks in this area re-evaluated.

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Table 22-1
Summary of Life-of-Mine Development Requirements, 2014 – 2016

Mine Plan	2014	2015	2016	Total
Tonnes Mine Area II	327,437	290,630	46,805	664,872
Development Waste Area II	6,545	470	0	7,015
Development Ore Area II	4,360	680	0	5,040

Tonnes Mine Area III	98,584	153,376	253,061	505,021
Development Waste Area III	2,680	2,990	60	5,730
Development Ore Area III	1,055	605	0	1,660

Tonnes Mine Area IV	94,613	81,591	0	176,204
Development Waste Area IV	1,748	120	0	1,868
Development Ore Area IV	1,320	670	0	1,990

Total Tonnes:	520,634	525,597	299,866	1,346,097
Total Waste metres:	10,973	3,580	60	14,613
Total Ore metres:	6,735	1,955	0	8,690

Total waste development metres required for the life-of-mine are 14,613m with 75% of that being planned for 2014.

Total mine production for the life of the mine plan 5,755,844 ounces of silver and 88,285 ounces of gold. The mined ore is processed by flotation in the El Tajo plant. Life of mine processing plan is shown in Table 22-2.

Table 22-2
Summary of Life-of-Mine Processing Plan, 2014 – 2016

Item	Unit	2014	2015	2016	Total
Ore Milled	TMS	520,634	525,597	299,866	1,346,097
Grade Ag	g/t	118	153	122	133
Grade Au	g/t	1.50	1.98	3.04	2.03
Grade AgEq	g/t	208	272	304	255
Contained Ag	Oz	1,975,129	2,585,385	1,176,164	5,736,679
Contained Au	Oz	25,108	33,458	29,308	87,873
Contained Ag Equivalent	Oz	3,481,584	4,592,861	2,934,627	11,009,072
Recovery Ag	%	0.877	0.877	0.877	0.877
Recovery Au	%	0.894	0.894	0.894	0.894
Silver Production	Oz	1,734,130	2,267,383	1,031,496	5,033,009
Gold Production	Oz	22,480	29,911	26,201	78,592
Silver Equivalent	Oz	3,082,930	4,062,066	2,603,561	9,748,558
Tailings	TMS	514,281	518,538	296,084	1,328,903
Grade Au	g/t	0.16	0.21	0.33	0.22

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Grade Ag	g/t	15	19	15	16

22.3	LOM Cash Flow Analysis

The mine plan and mineral reserves are supported by the life-of-mine cash flow model presented in Table 22-3.

Table 22-3
El Cubo Mine Cash Flow Model, 2014 – 2015 (USD)

Mining	2014	2015	2016	Totals
Tonnes Ore	520,634	525,597	299,866	1,346,097
Au Grade (g/t)	1.51	1.98	3.04	2.19
Ag Grade (g/t)	118	153	122	137
Processing
Tonnes Ore	520,634	525,597	299,866	1,346,097
Au Grade (g/t)	1.51	1.98	3.04	2.19
Ag Grade (g/t)	118	153	122	137
Au recovery	89.4%	89.4%	89.4%	89%
Ag Recovery	87.7%	87.7%	87.7%	85%
Au Produced (oz)	22,577	29,971	26,238	78,787
Ag Produced (oz)	1,736,075	2,269,515	1,033,432	5,039,022
Gold Price	1320	1320	1320
Silver Price	22	22	22
Revenue and Costs
Au Revenue (000's)	29,801	39,562	34,635	103,999
Ag Revenue (000's)	38,194	49,929	22,735	110,858
Total Revenue (000's)	67,995	89,492	57,370	214,857
Total Cash Costs (000´s)	49,460	52,428	31,186	133,075
Cash Flows
Operating Cash flow (000´s)	18,535	37,063	26,184	81,782
Reclamation Capital (000´s)			2,400	2,400
Capital (000´s)	20,915	9,000	10000	39,915
Development	3,000	3,500	4,000	10,500
Net cash flow (000´s)	(5,380)	24,563	9,784	28,967

The mine experiences positive operating cash flows in all years. There is a negative net cash flow in 2014 followed by two years of positive net cash flows in 2015 and 2016. Net cash flow over the life of the mine is US $28,967,000. Due to the short life of the mine plan (3 years), an analysis of parameters of investment return, such as NPV, IRR, and payback, has not been performed nor is considered necessary to understand the profitability of the mineral reserves. The cash flow model is a projection containing assumptions of prices, recoveries, and costs, and is based on estimates of grade and tonnage of mineral reserves.

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22.4	Sensitivity Analysis

Cash flow projections in the model presented in Section 22.3 are sensitive to all of the metals prices, grades, and cash costs presented in the sensitivity analysis in Table 22-4.

Table 22-4
Sensitivity of Cash Flow Projections to Prices, Grade, and Costs (millions of USD)

Sensitivity	10%	Base Cane Net Cash Flow	-10%
Metal Price	50.5	29.0	7.5
Ore Grade	50.5	29.0	7.5
Cash Cost	15.7	29.0	42.3

Price and reserve grade changes of 10% from the base case presented in Table 22-3, and shown in Table 22-4, produce larger changes in net cash flow than changes to cash cost.

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23.0	ADJACENT PROPERTIES

23.1	Introduction

Mining in the Guanajuato district has been ongoing for more than 450 years. The El Cubo Mine property exists within the Guanajuato mining and hosts a number of the past producing mines. A majority of the past producers in the district are located on quartz veins which are similar or related to those located on the El Cubo mine property. However, there are no immediately adjacent properties which directly affect the interpretation or evaluation of the mineralization and exploration targets found on the property.

23.2	Other Silver/Gold Production Activity in the Guanajuato Mining District

Several other mineral properties and mines are present in the region and within the Guanajuato mining district, as illustrated in Figure 23-1. The most noteworthy includes the Bolañitos, Lucero and Cebada mines, purchased in 2007 by Endeavour. In 2013, these Endeavour properties produced 2,742,498 oz silver and 49,279 oz gold from 710,708 tonnes of ore grading 149 g/t silver and 2.63 g/t gold. Silver and gold recoveries averaged 84.6% and 86.0%, respectively. Endeavour’s Guanajuato properties are the subject of a Technical Report entitled: Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, with an effective date of December 15, 2012, and available on SEDAR.

Great Panther Resources a Canadian mining company hold The Guanajuato mines complex which include the Valenciana, Cata and Reyes mines, as well as several other holdings in the area. In 2012, the Guanajuato mines of Great Panther produced 1,004,331 oz silver and 10,350oz gold from 174,022 tonnes of ore grading 199 g/t silver and 2.02 g/t gold. Recoveries averaged 90.2% for Silver and 91.5% for Gold. Production information is reproduced from the SEDAR filed report “Great Panther Silver Limited, Annual Information Form for the Year Ended December 31, 2012, March 13, 2013. The most recent Technical Report available on SEDAR is the report “NI43-101 Report on the Guanajuato Mine Complex Mineral Resource Estimation for the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano & Promontorio Zones, as of July 31st, 2013”. Effective date of the report is July 31, 2013.

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The existing plants also conduct custom milling and processing for a number of small mines in the Guanajuato district. The material from each mine is run through the plants in batches. These smaller mines typically exploit quartz-carbonate veins similar in character to the vein mineralization on the El Cubo mine property.

Primero Mining Company is a Canadian company that operates the Cerro del Gallo Gold Silver Project. The project is located between the city of Guanajuato and Dolores Hidalgo, 23 km east northeast of Guanajuato. Primero Mining acquired 69.2% of the project from Cerro Resources NL in May 2013 and the remaining 30.8% from Goldcorp Inc. in December 2013. Development of the project is subject to permitting. Proven and Probable reserves are estimated at 23,223 kt with an average grade of 15.05 g/t Ag, 0.71 g/t Au and 0.08% Cu.

Technical data on the Cerro del Gallo Gold Silver Project is available in the Technical Report entitled Technical Report First Stage Heap Leach Feasibility Study Cerro del Gallo Gold Silver Project Guanajuato, Mexico, and is available on SEDAR. The effective date of the report is May 11th, 2012.

Peñoles (Minera Peñoles & Fresnillo PLC) also holds numerous concessions in the Guanajuato district but they are not currently producing.

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Figure 23-1 Major Land Positions Held in the Guanajuato Mining District

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23.3	Comments on Section 23

The values and the information on adjacent properties presented in the previous sections do not have any direct bearing on the subject property and the author does not mean to imply that El Cubo will have similar results.

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24.0	OTHER RELEVANT DATA AND INFORMATION

Endeavour Silver completed this Technical Report in March 2014 on the El Cubo Mines Project entitled “NI 43-101 Technical Report Resource and Reserve Estimates for the Del Cubo Mines Project, Guanajuato State, Mexico”. This report summarizes all relevant work and data completed as of December 31, 2013 by, or on behalf of Endeavour Silver. The report describes the development of the mineral resources and mining reserves, describes the mining methods, processing plants and economics of the Cubo Project based on an estimate of costs and metal prices.

To the knowledge of the QP, there is no other relevant data and other information regarding the Cubo Project that has not already been discussed in the appropriate sections of this report.

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25.0	INTERPRETATION AND CONCLUSIONS

25.1	Interpretation

The El Cubo mine exploits a substantial and productive portion of the veins of the Guanajuato mining district in the state of Guanajuato, Mexico. The district is notable for the strike length of its veins and the great vertical extent of mineralization, ranking it among the foremost silver districts of the world and a classic example of a low-sulfidation epithermal vein deposit.

Operations are currently divided into four units that have limited communication and are accessed from widely dispersed locations. The logistics of maintaining four different principal accesses and multiple haulages, plants, shops, and administrative personnel is a burden to productivity and administrative cost control.

In 2013, the El Cubo mine produced 391,354 t of ore grading 107 g/t silver and 1.57 g/t gold. 1,159,026 oz silver and 17,142 oz gold were recovered from El Cubo ore. Silver and gold recoveries averaged 86.1% and 86.8%, respectively.

Risks associated with the current resources and reserves include lost revenue due to negative variances in reserve grade and metal prices used to classify resources. The mine’s net cash flow is very sensitive to reserve grade and metals, and to a lesser extent operating costs. A substantial drop in revenues due to negative variances in reserve grade or prices could force changes in the current mine plan, and could negatively impact recovery of all of the mineral reserves.

25.1.1	December 31, 2013 Mineral Resource Estimate

The mineral resources for the El Cubo Mines Project, as of December 31, 2013, are summarized in Table 25-1.

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Table 25-1
Mineral Resource Estimate, Effective Date December 31, 2013
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Measured	660,000	158	2.87	3,358,000	61,000	7,006,000
Indicated	1,571,000	144	2.06	7,263,000	104,000	13,515,000
Total Measured and Indicated	2,231,000	148	2.30	10,621,000	165,000	20,521,000

Total Inferred	1,477,900	163	3.40	7,729,800	130,100	15,535,800

For year-end 2013 there was a significant increase in Measured and Indicated Resources at El Cubo. Conversion of inferred resources and information gained through newly opened areas, such as Dolores 2, are chiefly responsible for the change.

25.1.2	December 31, 2013 Mineral Reserve Estimate

The mineral reserves for the Guanaceví Mines project as of December 31, 2013 are summarized in Table 25-2.

Table 25-2
Mineral Reserve Estimate, Effective Date December 31, 2013
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Proven	752,500	138	2.16	3,330,300	52,200	6,462,300
Probable	615,400	131	2.23	2,595,700	44,100	11,160,200
Total Proven and Probable	1,367,900	135	2.19	5,926,000	96,300	17,622,500

Since the last Technical Report Proven Reserves increased while Probable Reserves decreased. Overall the Proven and Probable Reserves decreased by about 14% since the last Technical Report. Development in Dolores and changes in the criterion used to classify Proven blocks are responsible for the change.

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25.2	Conclusions

The QP considers the El Cubo resource and reserve estimates presented here to conform to the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” These resources and reserves form the basis for Endeavour Silver’s ongoing mining operations at the El Cubo Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the El Cubo Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability, shall remain mineral resources.

The QP considers that the mineral concessions in the El Cubo mining district controlled by Endeavour Silver continue to be highly prospective both along strike and down dip of the existing mineralization, and that further resources could be converted into reserves with additional exploration and development especially south of the Villalpando-Asunción area.

The QP is of the belief that with Endeavour’s continued commitment to regional exploration within the district, the potential for the discovery of deposits of similar character and grade, as those that are currently in operation remains optimistic.

25.2.1	Future Potential

In 2014 mine exploration efforts will focus on defining additional resources on the principal vein structures, such as Villalpando, Villalpando del Alto. The Villalpando vein below the area currently mined in 5-80 Stope, between Panels P-200 and P-500 and below the 2200 elevation is a primary target. This area has had very little previous exploration and has great potential based on the recent stope developments and the fact that major Villalpando ore shoots currently known within or immediately adjacent to the mine are exploited or defined down to the 1900 elevation. The Villalpando vein in the Asuncion zone between panels is another area with significant potential for exploration in 2014 below the 2150 elevation. In-house drilling will focus on structures closer to existing workings such as the Dolores vein below the 2100 elevation, with over 200 m of economic mineralization known at the 2200 elevation, or the Veta 27 structure close to the Villalpando 5-80 workings.

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Surface exploration will investigate the Cabrestantes and Nayal areas in the southern part of El Cubo district.

Exploration success in one or both of these areas would provide new development opportunities for Endeavour Silver at the El Cubo Mines Project, however, there is no assurance that this exploration will be successful in delineating additional resources and which in turn would eventually be converted to reserves.

The QP believes that the 2014 exploration program for the El Cubo Mines Project proposed by Endeavour Silver is both reasonable and necessary for the continued successful long life of the project.

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26.0	RECOMMENDATIONS

The El Cubo mine has been in nearly continuous production for decades. A substantial effort combining direct underground exploration, underground drilling, and surface drilling will be necessary to sustain the mine and continually expand resources and reserves. The El Cubo concessions cover at least 5 km of the trace of the vein system across the district. The Villalpando-Asunción area continue to provide the bulk of production from the mine and is currently the focus of surface exploration drilling. The Dolores vein is an important parallel structure along which new resources and reserves have been added through a combination of underground development and diamond drilling.

The mine has considerable potential to develop both exploration targets close to existing operations outlined by underground drilling and those identified by surface exploration.

A substantial exploration budget has been developed for 2014 and discussed in the following section.

26.1	Budget for Further Work

26.1.1	Exploration Program

For 2014, the Regional Exploration activities will be mainly focused to evaluate the potential of the Villalpando and Asunción veins at the southern end of the El Cubo properties.

The activities will commence in the Asunción area, in order to close the grid (50 x 50) between sections 1500 through 2500 and to define the vertical limits of mineralization.

Also, drilling activities are programmed for the Villalpando South, Monte San Nicolas and Cabrestantes-Nayal areas.

For the Exploration Mine area activities will be focused in the zones near to the current operations; mainly in the Villalpando, Dolores and La Loca areas.

Table 26.1 summarized the planned 2014 exploration budget for the El Cubo Mines Project.

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Table 26-1
El Cubo 2014 Priority Exploration Targets

Project Area	2014 Program		Budget
	Metres	Samples	US $
Surface Exploration Drilling
Asunción (1500 a 2500)	10,500	3,500	1,598,800
Villalpando Sur (3000 a 3900) Violeta (3900 a 5400)	3,000	1,000	483,520
Monte San Nicolas	3,000	1,000	483,520
Cabrestantes-Nayal	5,500	1,800	901,040
El Cubo Regional Exploration		1200	210,080
Subtotal	22,000	8,500	3,676,960
Mine Operations Exploration Drilling
Mine Exploration	14,000	4600	2,394,000
Subtotal	14,000	4,600	2,394,000
Total (mine +exploration division)	36,000	13,100	6,070,960

26.1.2	Surface Exploration Program

The 2014 surface exploration program is planned to include 22,000m of core drilling to test Asunción, South Villalpando, Monte San Nicolas and the Cabrestantes-Nayal areas south of El Cubo. Budgeted cost of the program is US $3.68 million (Table 26-1.).

26.1.3	Underground Exploration Program

The 2014 underground exploration program is planned to include 14,000m of core drilling that will be used to test areas which are proximal to current operations. Budgeted cost for the program is US $2.39 million (Table 26-1).

26.1.4	Comments on Further Work

The QP has reviewed the proposal for further exploration on the El Cubo Mines Property and recommends that that the programs be carried out as planned.

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26.2	Geology, Block Modeling, and Mineral Resources

The QP recommends that as newer data is collected in newer areas, the mine should consider using more 3D modeling techniques. The mine should develop procedures and protocols for modeling resources including 3D geologic models. This is a challenging task at present due to the analog nature of the majority of the data at El Cubo.

Once developed these modelling procedures and protocols need to be regularly reviewed and revised.

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27.0	REFERENCES

Aranda-Gómez, J.J., and McDowell, F.W., 1998, Paleogene extension in the Southern Basin and Range Province of Mexico; syndepositional tilting of Eocene Red Beds and Oligocene volcanic rocks in the Guanajuato Mining District: International Geology Review, v. 40, p. 116–134.

AuRico Gold Inc., 2011, Annual Report, p. 116

AuRico Gold Inc., 2012, Annual Information Form for year ended Dec. 31, 2011, p. 85

Blake, W., 2011, Preliminary Report on Geotechnical Assessment of Stopes to be Mined During 2011 at the El Cubo Unit: Prepared for Gammon Gold de Mexico SA de CV.

Brown, Robert F. and Sprigg, Linda, 2013, NI43-101 Report on the Guanajuato Mine Complex Mineral Resource Estimation for the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano & Promontorio Zones, as of July 31st, 2013, p. 177. Retrieved from http://www.sedar.com

Buchanan, L.J., 1980, Ore controls of vertically stacked deposits, Guanajuato, Mexico: Society of Mining Engineers, American Institute of Mining, Metallurgical, and Petroleum Engineers, Preprint 80-82, p. 27.

Cerca-Martínez, M.; Aguirre-Díaz, G.J.; and López-Martínez, M., 2000, The geologic evolution of southern Sierra de Guanajuato, Mexico-A documented example of the transition from the Sierra Madre Occidental to the Mexican Volcanic Belt: International Geology Review, v. 12, no. 2, p. 131-151.

Chiodi, M., Monod, O., Busnardo, R., Gaspard, D., Sánchez, A., & Yta, M. (1988). Une discordance ante albienne datée par une fauned'Ammonites et de Brachiopodes de type téthysien au Mexique central. Geobios, 21(2), 125-135.

Chlumsky et al, 2004, Technical Report, El Cubo Gold-Silver Project, Guanajuato, Mex., Prepared for Gammon Lake Resources, Inc. by Chlumsky, Armbrust and Meyer, LLC, April 12, 2004.

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Clark, G.R., 2005, El Cubo Gold-Silver Mine, Guanajuato, Mexico, Prepared for Gammon Lake Resources, Inc. by Glenn R. Clark & Associates Limited, December 13, 2004 and amended October 4, 2005

Clark, G.R., 2006, El Cubo Gold-Silver Mine, Guanajuato, Mexico, Prepared for Mexgold Resources Inc. by Glenn R. Clark & Associates Limited, April 17, 2006.

Clark, G.R., 2007 (unpublished), Review of Resources and Reserves, El Cubo Gold-Silver Mine, Guanajuato, Mexico, Prepared for Gammon Gold Inc. by Glenn R. Clark & Associates Limited, March 31, 2008.

Clark, G.R., 2009, NI 43-101 Technical Report, Review of Resources and Reserves El Cubo Gold-Silver Mine, Guanajuato, Mexico, p. 85.

Clark, K.F., 1990, Ore Deposits of the Guanajuato District, Mexico: Society of Economic Geologists, Guidebook Series Volume 6, Mexico Silver Deposits, p.201 - 211.

Dávila-Alcocer, V.M., and Martínez-Reyes, Juventino, 1987, Una edad cretácica para las rocas basales de la Sierra de Guanajuato: (abstract) Universidad Nacional Autónoma de México, Instituto de Geología, Simposio sobre la geología de la Sierra de Guanajuato, resúmenes, p.19-20.

Dreier, J.E, 2009, Exploration Potential and Exploration Targets of the Eastern Part of the Guanajuato Mining District, Guanajuato State, Mexico, Report prepared for Gammon Gold Inc., p. 24.

Edwards, D.J., 1955, Studies of some early Tertiary red conglomerates of central Mexico: U.S. Geological Survey, Professional Paper 264-H, p. 153–185.

El Cubo Monthly Operating Reports, December 2003 to October 2004 Endeavour Silver Corp., 2012, Endeavour Silver Updates El Cubo Mineral Reserves and Resources, Exploration Potential, Mine Plan and 2012 Production Guidance: SEDAR, 6 p.

Endeavour Silver Corp., 2012, Condensed Consolidated Interim Financial Statements, Second Quarter Report, Three and Six Months Ended June 30, 2012 and 2011: SEDAR, 19 p.

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Gammon Gold Inc., 2008, Annual Report, p. 71.

Gammon Gold Inc., 2009, Annual Report, p. 91.

Gammon Gold Inc., 2010, Annual Information Form for year ended Dec. 31, 2009, p. 54.

Gammon Gold Inc., 2010, Annual Report, p. 96.

Gammon Gold Inc., 2011, Annual Information Form for year ended Dec. 31, 2010, p. 63

Geology of El Cubo Mine and Area, Guanajuato, Mexico, Society of Economic Geologists Guidebook 6, p.218-227, 1990.

Great Panther Silver Limited, Annual Information Form for the Year Ended December 31, 2012, March 13, 2013. P. 87, Retrieved from http://www.sedar.com

Gross, W.H., 1975, New ore discovery and source of silver-gold veins, Guanajuato, Mexico: Economic Geology, v. 70, p. 1175–1189.

Hayward, Peter; Carew, Timothy; Dyer, Thomas and Skeet, John, 2012, Technical Report First Stage Heap Leach Feasibility Study Cerro del Gallo Gold Silver Project Guanajuato, Mexico. Retrieved from http://www.sedar.com

Kilpatrick, L.R. et al, 2003, Fatal Flaw Analysis of the El Cubo Gold-Silver Mine, Guanajuato, Mexico: (confidential report), Prepared for BMO Nesbitt Burns by L.R. Kilpatrick Associates, Inc., December 19, 2003.

Kilpatrick, L.R. et al, 2004, Due Diligence Report, El Cubo Gold-Silver Mine, Guanajuato, Mexico (confidential report), Prepared for BMO Nesbitt Burns by L.R. Kilpatrick Associates Inc., February 20, 2004.

Lewis, W.J., Murahwi, C., and San Martin, A.J., 2012, NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, 216 p.

Martin, P.F., 1906, Mexico’s Treasure-House (Guanajuato); An Illustrated and Descriptive Account of the Mines and Their Operations in 1906, 259 p.

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Martínez-Reyes, Juventino, and Nieto-Samaniego, A.F., 1992, Efectos geológicos de la ectónica reciente en la parte central de México: Universidad Nacional Autónoma de México, Instituto de Geología, Revista, v. 9, p. 33–50.

Moncada D, Bodnar RJ, Reynolds TJ, Nieto A, Vanderwall W & Brown R., 2008, Fluid inclusión and mineralogical evidence for boiling in the epithermal silver deposits at Guanajuato, Mexico: Ninth Pan American Conference on Research on Fluid Inclusions, Reston, Virginia, USA, H. E. Belkin, ed., 41 p.

Nieto-Samaniego, A.F.; Macías-Romo, Consuelo; and Alaniz-Alvarez, S.A., 1996, Nuevas edades isotópicas de la cubierta volcánica cenozoica de la parte meridional de la Mesa Central, México: Revista Mexicana de Ciencias Geológicas, v. 13, no. 1, p. 117–122.

Ortiz H., L.E., Calvet, P., Chiodi, M., and Yáñez M., C.F., 1989, Afinidad magmática y procesos metalogenéticos del cortejo mesozóico magmático de la Sierra de Guanajuato, México central: Asociación de Ingenieros de Minas, Metalurgistas y Geólogos de México, Convención Nacional, No 17, Memoria, p. 109-125.

Parrish, I. S. (1997). Geologist's Gordian Knot: To cut or not to cut. Mining Engineering, 49(4), 45-49.

Randall-Roberts, J.A.; Saldaña-A., E.; and Clark, K.F., 1994, Exploration in a volcano-plutonic center at Guanajuato, Mexico: Economic Geology, v. 89, p. 1722–1751.

Rennie D.W. and Bergen, R.D., 2011, NI 43-101 Technical Report on the Guanajuato Mine, Guanajuato State, Mexico, Prepared for Great Panther Silver Limited by Scott Wilson Roscoe Postle Associates Inc., January 31, 2011, p. 157

Salas, G.P., et al, 1991, Economic Geology, Mexico, vol. P-3 of Geology of North America, in The Decade of North American Geology Project series by The Geological Society of America, Inc., 438 p.

Southworth, J.R., 1905, Las Minas de México (Edición Ilustrada) Historia, Geologia, Antigua Mineria y Descipción General de los Estados Mineros de la República Mexicana, En Español é Inglés, 260 p.

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Starling, A., 2008, Structural Review of the Deposits of the Northern Guanajuato District, Mexico, Field Visit Conclusions prepared for Endeavour Silver Corp. 23 p.

Taylor, P.S., 1971, Mineral variations in the silver veins of Guanajuato, Mexico: Unpublished Ph.D. dissertation, Dartmouth College, 139 p.

Vargas, J.C., et al., 1992, Geological – Mining Monograph of the State of Guanajuato, Secretaria de Energia, Minas e Industria Paraestatal, 136 p.

Zimmermann, J.L.; Stein, G.; Lapierre, H.; Vidal, R.; Campa, M.F.; and Monod, O., 1990, Données géochronologiques nouvelles sur les granites laramiens du centro et l’ouest du Mexique (Guerrero et Guanajuato): Société Géologique de France, Réunion des Sciences de la Terre, 13, Grenoble, France, p. 127 (abstract).

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28.0	CERTIFICATES

CERTIFICATE OF QUALIFIED PERSON

I, Michael Munroe SME-RM, am employed as Geologist with Endeavour Silver Corp. of Vancouver, British Columbia, Canada.

This certificate applies to the technical report titled “NI 43-101 Technical Report Resource and Reserve Estimates for the El Cubo Mines Project Guanajuato State Mexico” effective December 31, 2013 and dated 27 March 2014 (the “technical report”).

I am a Registered Member of the Society for Mining, Metallurgy, and Exploration (SME, #4151306RM).

I graduated from the Acadia University, Nova Scotia, Canada, with a Bachelors of Science with Specialization (B.Sc.S) degree in Geology in 1989. I have completed the Citation Program in Applied Geostatistics at the Centre for Computational Geostatistics (CCG) at the University of Alberta in 2006 followed by a Master of Science degree in Mining Engineering (Geostatistics) in 2012.

With the exception of my time at the University of Alberta (2007-2008) obtaining my Masters degree, I have practiced my profession continuously since 1986. I have been directly involved in narrow vein gold and silver exploration and mining operations in Canada, Mexico, United States, and Venezuela.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the El Cubo Property on a regular basis during 2013. .. I last visited the property on March 24th, 2014 for 1 day.

I am responsible for all sections of the technical report.

I am not independent of Endeavour Silver Corp. as independence is described in Section 1.5 of NI 43-101.

I have been involved with the El Cubo Property since November 2012 performing geological and model review and validation.

I have read NI 43–101 and the technical report has been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated:        27 March 2014

“Signed and sealed”
______________________________________

Michael Munroe, SME-RM

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